3/15

06011697

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Volkswagen AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FILE NO. 82- 2188 FISCAL YEAR 12-31-05

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/15/06

82-2188

VOLKSWAGEN AG

ARLS
12-31-05

ANNUAL REPORT 2005



JULY | AUGUST | SEPTEMBER | OCTOBER | NOVEMBER | DECEMBER

July 11, 2005
▽

FIRST PLACE FOR THE NEW FOX IN ADAC CRASH TEST

In the latest crash test conducted by automobile association ADAC, the Volkswagen Fox secures first place in its price segment, demonstrating convincingly that low-cost entry-level vehicles can also have excellent safety features.

July 19, 2005
▽

EXPORTS OF THE NEW JETTA BEGIN

The first Volkswagen Jettas destined for the European market leave the Volkswagen plant in Puebla, Mexico. This new model will be sold in over 25 countries across Europe.

August 26 – September 4, 2005
▽

CARAVAN SALON, DÜSSELDORF

Volkswagen Commercial Vehicles presents the world premiere of the new Multivan Beach and California High Roof models.

September 13, 2005
▽

VOLKSWAGEN FINANCIAL SERVICES AG ESTABLISHES REINSURANCE COMPANY

Volkswagen Financial Services AG and Allianz Versicherungs-AG sign an agreement with a view to further extending their longstanding and successful collaboration in the field of automobile insurance.



September 15 – 25, 2005
▽

INTERNATIONAL MOTOR SHOW (IAA), FRANKFURT AM MAIN

The new Volkswagen Convertible Coupé Eos and the Audi Q7 SUV see their world premiere in Frankfurt. SEAT unveils the prototype of the Altea FR.

September 25, 2005
▽

VOLKSWAGEN WELCOMES PORSCHE'S INTENTION TO ACQUIRE STRATEGIC INTEREST

Porsche AG announces that it is seeking to acquire around 20% of the voting capital of Volkswagen AG. A stable shareholder structure is very important for the long-term nature of the automotive business.

October 22 – November 6, 2005
▽

TOKYO MOTOR SHOW, TOKYO

In Tokyo, Volkswagen presents the prototype of the EcoRacer, which may well go down in history as one of the most fuel-efficient sports cars of its time.



November 11, 2005
▽

FINANCIAL AND INVESTMENT PLANNING LAYS FOUNDATION FOR IMPROVED EARNINGS

The Board of Management submits financial and investment plans to the Supervisory Board; based on these plans, the Company reiterates its previously communicated pre-tax earnings target of €5.1 billion for the Volkswagen Group in 2008.

November 22, 2005
▽

VOLKSWAGEN DOMINATES „AUTO TROPHY 2005"

The Volkswagen Group sweeps the board at the "Auto Trophy 2005", with a total of 23 awards for our Volkswagen Passenger Car, Škoda, Bentley, Bugatti, Audi, SEAT and Lamborghini brands, and our Commercial Vehicles business line.



November 25 – December 4, 2005
▽

ESSEN MOTOR SHOW, ESSEN

Two Group models are unveiled to the world at the Essen Motor Show: the CrossPolo – a versatile, offroad-style vehicle – and the Audi S4 Cabriolet.

December 9, 2005
▽

PUBLICATION OF THE 2005/2006 GROUP SUSTAINABILITY REPORT

At a press conference, the Volkswagen Group presents its first sustainability report "Moving Generations" to the public.

CHRONICLE 2005

JANUARY FEBRUARY MARCH APRIL MAY JUNE



January 5 – 16, 2005
▽

LOS ANGELES AUTO SHOW, LOS ANGELES

Volkswagen Passenger Cars kicks off the launch of its 2005 models by presenting the new Jetta.

January 25, 2005
▽

GOLF AND TOURAN SET FOR SUCCESS ACROSS EUROPE

United Kingdom: Golf GTI wins the "What Car?" award. The Touran is voted "Best Compact Van" for the second time following 2004. Slovenia: the Golf outstrips the competition to win "Car of the Year 2005".

February 21, 2005
▽

25 YEARS OF AUDI QUATTRO

The Audi Quattro is 25 years young this year. A quarter of a century ago, it was unveiled to the world in Geneva.

March 3, 2005
▽

INTERNATIONAL MOTOR SHOW, GENEVA

The 75th Geneva Motor Show sees the official public premiere of the sixth Passat generation.





April 2 – 10, 2005
▽

AUTO MOBIL INTERNATIONAL (AMI), LEIPZIG

Volkswagen model initiative continues: two Volkswagen models premiere together at the AMI – the Fox and the new Polo.



May 7 – 15, 2005
▽

SALÓN INTERNACIONAL DEL AUTOMÓVIL, BARCELONA

SEAT presents the new Leon in Barcelona.

May 24, 2005
▽

100 MILLION VOLKSWAGENS

The 100 millionth car bearing a VW badge rolls off the assembly line in Wolfsburg.

June 29, 2005
▽

THE FIRST SOLAR FILLING STATION IN LOWER SAXONY BEGINS OPERATING IN THE VOLKSWAGEN TECHNOLOGY CENTER

In cooperation with Braunschweig-based solar energy and heating specialists Solvis, a solar filling station commences operation on the grounds of the Volkswagen Technology Center in Isenbüttel near Gifhorn.



KEY FIGURES

VOLKSWAGEN GROUP

Volume Data	2005	2004	%
Vehicle sales (units)	5,192,576	5,142,759	+1.0
Production (units)	5,219,478	5,093,181	+2.5
Employees at Dec. 31	344,902	342,502	+0.7

Financial Data (IFRSs), € million	2005	2004[1]	%
Sales revenue	95,268	88,963	+7.1
Operating profit before special items	3,143	2,037	+54.3
Special items	351	395	−11.1
Operating profit after special items	2,792	1,642	+70.0
Profit before tax	1,722	1,088	+58.2
Profit after tax	1,120	697	+60.7
Cash flows from operating activities	10,810	11,457	−5.6
Cash flows from investing activities	10,466	15,078	−30.6
Automotive Division[2]			
Cash flows from operating activities	8,112	8,881	−8.7
Cash flows from investing activities	5,721	7,046	−18.8
of which: investments in property, plant and equipment	4,316	5,425	−20.4
as a percentage of sales revenue	5.0	6.8	
capitalized development costs	1,432	1,501	−4.6
as a percentage of sales revenue	1.7	1.9	
Net cash flow	2,391	1,835	+30.3
Net liquidity at Dec. 31	706	−1,912	x

Return ratios in %	2005	2004[1]	
Return on sales before tax	1.8	1.2	
Return on investment after tax (Automotive Division)	2.6	1.3	
Return on equity before tax (Financial Services Division)	18.9	20.0	

[1] Restated.
[2] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

VOLKSWAGEN AG

Volume Data	2005	2004	%
Vehicle sales (units)	2,151,991	1,993,068	+8.0
Production (units)	956,108	934,969	+2.3
Employees at Dec. 31	101,028	102,520	−1.5

Financial Data (HGB), € million	2005	2004	%
Sales	50,245	47,707	+5.3
Net income	741	505	+46.6
Volkswagen AG dividend proposal	450		
of which: ordinary shares	322		
preferred shares	128		

>>> FOR US, DEVELOPING INNOVATIONS MEANS

ASKING WHAT MOVES PEOPLE

>>> FOR OUR CUSTOMERS, EXPERIENCING INNOVATION

MEANS THAT ALL THEIR NEEDS ARE MET

DISCOVER MORE ABOUT THE INNOVATIONS

OF THE VOLKSWAGEN GROUP



INNOVATIVE TECHNOLOGY FOR AUTOMATED DRIVING

>> Driving on autopilot – a vision becomes reality





Although it was dismissed as impossible since the invention of the motor car, automated driving will soon be a reality. To a great extent, this builds on the experiences of earlier generations: before the advent of motorized vehicles, people depended on carts pulled by horses or oxen, which would ideally offer them an "automated" form of transport. Particularly when the cart was homeward bound, the animals knew which way to go and the driver could sit back and take more of a supervisory role.

>> The Grand Challenge race on October 8, 2005

Course of the race
0 km

>> Start



Preparing for the start



0

1 HR


03
MDV
Red Bull
MDV



ACC – the automatic distance control function with radar sensor in the new Passat

However, this agreeable form of transport eventually gave way to the march of progress. As motor cars gradually replaced their four-legged forerunners on the roads, drivers were once again required to "take the reins". Nonetheless, the benefits of motorized transport are beyond dispute: the ever-improving comfort levels, the greater speed of travel and the superior payload flexibility have made people mobile in a way that would have been utterly unthinkable with horses and oxen.

Nonetheless, automotive development is currently experiencing something of a return to its roots: the key pursuits of driving pleasure, safety and environmental protection have now been joined by a new goal – a car that can drive itself in certain situations. After all, which of us has never been stuck in bumper-to-bumper traffic, nerves torn to shreds by constant stopping and starting? However, automated driving also has its charms in less restricted driving situations. Just imagine you are on a deserted road in the middle of the night with the sole aim of getting from A to B as quickly as possible. Would it not be wonderful to be able to lean back, leave all the functions to the vehicle and use the time more productively – or more enjoyably?

Volkswagen is now a giant step closer to transforming this dream into reality. Having joined forces with Stanford University in California, working in a team coordinated by the Volkswagen AG Electronic Research Laboratory in the

Stanley's eyes – four laser scanners, video cameras and radar sensors...



Red Bull



...and his brain show him the way.





2 HRS

3 HRS

4 HRS

The lane change assistant

1. Assistant is active, no vehicle in the monitored zone



2. Information: next lane is occupied



Driver signals



3. Warning: danger – the driver still intends to change lanes

Warning indicator

Sensor slave



On/off switch

Warning indicator

Sensor master

24 GHz radar sensor



nearby city of Palo Alto, VW Group Research took part in the Grand Challenge 2005 in the USA – the only race in the world with automated test vehicles. The vehicles had to complete a course of over 200 km in the Mojave Desert in Nevada within a specified time limit. The series-produced Volkswagen Touareg R5-TDI* – known as "Stanley" – equipped with special technology for detecting obstacles and determining a suitable path, was the first of 23 starters to pass the finishing line, in a mere 6 hours and 54 minutes: Drivers wanted, but not required!

Although at first glance this may look like scientists at play, it is part of an extremely important project that allows Volkswagen to demonstrate its expertise in the field of driver-assistance systems and forward-looking technology. In this way, we are making significant progress with "automated driving in traffic" and "artificial intelligence in automobiles".

Driver-assistance systems are electronic aids for drivers and are the first step on the way from assisted driving through semi-automated driving to fully automated driving. One assistance system that is already in widespread use is ESP (Electronic Stability Program), which increases safety by helping drivers to stabilize their vehicles in critical driving situations. Another established assistance system is ACC (Adaptive Cruise Control). This consists of a highly sophisticated cruise control system that keeps to a pre-

* Fuel consumption in l/100 km: 13.6 urban;
8.1 extra-urban; 10.1 combined;
CO_2 emissions in g/km: 273.

212 km



Stanley is doing well...

...and crosses the finishing line in front of the judge.


FINISH



Stanley wins the Grand Challenge 2005. Of 23 cars, only 5 complete the course.

5 HRS

6 HRS

FINISHED AFTER: 6 HRS 54 MINS

The future: automated driving *like this Audi RSQ from* the film "I, Robot"



The lane keeping assistant: the camera films a scene in front of the vehicle – the vehicle s kept in lane with the help of its electro-mechanical steering





selected speed while keeping a specified distance from the vehicle in front. The next stages of development aim to reduce the strain on drivers in traffic jam situations and to help avoid accidents. Future assistance systems will also intervene in the lateral guidance of the vehicle, notably the lane change assistant and lane keeping assistant. Taking up where rear view mirrors leave off, the lane change assistant helps drivers to change lanes by monitoring traffic behind and warns them if there is a risk of another vehicle being obscured by a blind spot. The lane keeping assistant prevents drivers from drifting out of lane. In later stages of development, the ACC – combined with the lane change and lane keeping assistants – would already make semi-automated driving possible.

The vision has begun to take shape – automated driving is possible. Of course, drivers may have no wish to be a "passenger" all the time. A glorious summer's day, a sporty convertible, an open road and the wind rushing through your hair – with perfect conditions like this, who would want to miss out on all the fun? However, if drivers do wish to sit back and leave everything in the hands of their vehicle, then they should have this option. And this is precisely where the team at Volkswagen Group Research has its sights set.

CONTENTS






The Annual Report contains the consolidated financial statements of the Volkswagen Group, the combined management report of the Volkswagen Group and of Volkswagen AG, as well as additional information.









Dear Shareholders,

In fiscal year 2005, the Supervisory Board dealt in detail with the current position and the development of the Volkswagen Group. In compliance with legal requirements and the German Corporate Governance Code, we provided advice and support to the Board of Management in the running of the Company. We were consulted directly with regard to all decisions of fundamental significance to Volkswagen.

The Board of Management provided us with regular, complete and prompt verbal and written reports on all key issues for the Volkswagen Group relating to the development of business, the current position of the Group including the risk situation, risk management and other matters. The Board of Management submitted detailed monthly reports on the current business position and the forecast for the year as a whole. It provided us with a verbal or written account of any variations from the defined plans and targets. Together with the Board of Management, we discussed the reasons for these variations so that effective measures could be taken.

The Supervisory Board held four ordinary meetings and one extraordinary meeting in 2005. Average attendance by Supervisory Board members was 94%. All members attended more than half of the meetings. In addition, resolutions regarding urgent business transactions were adopted in writing by means of a circulated document.

COMMITTEE ACTIVITIES

The Supervisory Board has established three committees, each composed of two shareholder representatives and two employee representatives. These committees are the Presidium and the Mediation Committee in accordance with section 27(3) of the Mitbestimmungsgesetz (German Codetermination Act), as well as the Audit Committee. Membership of the committees at the end of 2005 is indicated in the list of Supervisory Board members on page 187.

The Presidium of the Supervisory Board was convened prior to each Supervisory Board meeting. The main topics discussed at these meetings were fundamental issues relating to corporate policy and management, as well as personnel changes on the Board of Management.

The Audit Committee held five meetings in 2005. The key topics of its meetings were the consolidated financial statements and risk management. The Audit Committee also dealt with the interim reports, matters relating to financial reports and their audit by the auditors. On July 25, 2005, the Audit Committee held a special meeting due to suspicions of corruption and fraud, in connection with which the Volkswagen Group dismissed two employees and called in the public prosecutor's office in Braunschweig. At this meeting, the Internal Audit Department, which had been tasked with clarifying the matters, and the external audit firm KPMG outlined how the investigation would be organized and what was known at that time.

The Mediation Committee was not required to convene during the year.

TOPICS DISCUSSED BY THE SUPERVISORY BOARD

At our meeting on February 25, 2005, we thoroughly examined and subsequently approved the annual financial statements of Volkswagen AG and the consolidated financial statements of the Group prepared by the Board of Management for 2004.

At the Supervisory Board meetings in February, April and September 2005, we considered the extent to which the Group strategy 2015 had been implemented.

At the Supervisory Board meeting on September 23, 2005, we gave the Board of Management the task of reviewing all options for the wholly-owned subsidiaries gedas Aktiengesellschaft and Europcar International S.A.S.U., ranging from strategic expansion through to an IPO or sale. The independent auditors from KPMG also gave us a verbal progress report on the status of the investigation into irregularities at Volkswagen. We examined its results in detail.

An extraordinary Supervisory Board meeting was held on October 10, 2005, at which we dealt with the investment by Dr. Ing. h.c. F. Porsche Aktiengesellschaft. The Supervisory Board welcomed its acquisition of around 20% of Volkswagen AG ordinary shares. In this context, we authorized the Board of Management to conclude a governing agreement on future operational cooperation with Porsche. To avoid any appearance of a conflict of interest and any possible influence on the decision concerning cooperation with Porsche AG, the Chairman of the Supervisory Board did not participate in the negotiations on the governing agreement between Volkswagen AG and Dr. Ing. h.c. F. Porsche Aktiengesellschaft at the Supervisory Board meeting on November 11, 2005.

At our meeting on November 11, 2005, we discussed in detail the Volkswagen Group's financial and investment planning for 2006 to 2008 and approved the Board of Management's proposals. We also approved the investment program for Volkswagen AG. Another topic of this meeting was the written progress report on the investigation being conducted by the independent auditors at KPMG. This report described how individual employees tried to damage the Volkswagen Group, circumvent expense claim and other rules and procure benefits going as far as personal gain. According to the report, VW's functioning control systems thwarted attempts to siphon off Company funds via front companies and hidden shareholdings. The Company nevertheless suffered financial losses, partly as a result of the submission of so-called "internal receipts". The Supervisory Board is therefore pushing for events to be fully clarified. Volkswagen will also be suing the people concerned for damages. As a result of these events, the Company has installed a Group-wide ombudsman system and tightened individual approval and control mechanisms.

CORPORATE GOVERNANCE AND DECLARATION OF CONFORMITY

The implementation of the German Corporate Governance Code at Volkswagen was the subject of our meeting on November 11, 2005. In particular, we discussed the changes made to the German Corporate Governance Code by the relevant Government Commission on June 2, 2005. We also discussed the remuneration structure for the Board of Management, which we subsequently confirmed. On December 12, 2005, together with the Board of Management, we issued the declaration required under section 161 of the Aktiengesetz (German Stock Corporation Act) regarding compliance with the recommendations of the Code. This can be accessed at all times on the Volkswagen AG website at www.volkswagen-ir.de. Further information regarding the implementation of the recommendations and suggestions of the German Corporate Governance Code can be found in our Corporate Governance report starting on page 31 and in the notes to the consolidated financial statements on pages 174 to 178.

AUDIT OF ANNUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Annual General Meeting on April 21, 2004 appointed PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as auditors for fiscal year 2005. The auditors audited the annual financial statements of Volkswagen AG, the consolidated financial statements of the Volkswagen Group and the combined management report. They issued unqualified audit opinions on all of these documents. The auditors also assessed the risk management system, concluding that the Board of Management had taken the measures required by section 91(2) of the German Stock Corporation Act to ensure early detection of any risks endangering the continued existence of the Company. The dependent company report for fiscal year 2005 submitted by the Board of Management was also reviewed by the auditors, who issued the following statement: "On completion of our review and assessment in accordance with professional standards, we confirm that the actual disclosures contained in the report are accurate, and that the consideration paid by the Company for the transactions listed in the report was not inappropriately high."

The documentation relating to the financial statements and the auditors' reports were made available to the members of the Audit Committee and the Supervisory Board in good time for their meetings on February 20 and 24, 2006 respectively. At both meetings, the auditors reported extensively on the principal findings of their audit and were available to provide additional information if required.

Our review of the consolidated financial statements of the Group, the annual financial statements of Volkswagen AG, the combined management report and the dependent company report did not give rise to any objections. On February 24, 2006, we therefore concurred with the auditors' findings and approved the annual financial statements and the consolidated financial statements prepared by the Board of Management. The annual financial statements are thus adopted. We endorsed the proposal on the appropriation of net profit submitted by the Board of Management.

MEMBERS OF THE SUPERVISORY BOARD AND BOARD OF MANAGEMENT

On July 12, 2005, the Supervisory Board of Volkswagen AG elected Mr. Bernd Osterloh, Chairman of Volkswagen AG's Central Works Council, to the Supervisory Board's Presidium and Audit Committee. He therefore succeeds Dr. Klaus Volkert, who stepped down from his position on the Supervisory Board on July 8, 2005. On August 31, 2005, Mr. Bernd Wehlauer was appointed to Volkswagen AG's Supervisory Board as an employee representative, succeeding Mr. Bernd Osterloh. On January 18, 2006, Mr. Peter Mosch, Chairman of AUDI AG's Central Works Council, was appointed a member of the Supervisory Board by court order to succeed Mr. Xaver Meier, who left the Group on December 31, 2005. In addition, on January 28, 2006, Dr. Wendelin Wiedeking, President and CEO of Dr. Ing. h.c. F. Porsche AG, was appointed a member of the Supervisory Board by court order to succeed Lord David Simon of Highbury, CBE, who stepped down from the Supervisory Board on the same date.

Prof. Dr. Weißgerber, the member of Volkswagen AG's Board of Management with responsibility for Production, retired on June 30, 2005 in accordance with the terms of his contract. On July 8, 2005, Dr. Peter Hartz offered the Supervisory Board his resignation from the Board of Management on the grounds that, as the member of the Board of Management responsible for Human Resources, he would accept political responsibility for irregularities in his area of responsibility. Dr. Peter Hartz retired at the end of August 4, 2005 with the consent of the Supervisory Board. The Company would like to thank him for his services.

At our Supervisory Board meeting on November 11, 2005, we appointed Dr. Horst Neumann as the member of the Board of Management responsible for Human Resources effective December 1, 2005. Dr. Bernd Pischetsrieder, Chairman of the Board of Management of Volkswagen AG, had temporarily assumed responsibility for this role until Dr. Neumann's appointment to the post, following the departure of Dr. Peter Hartz.

The former Chairman of the Board of Management of Volkswagen AG, Prof. Dr. Kurt Lotz, died on March 9, 2005 at the age of 92 after a long illness. Under his leadership from 1967 to 1971, the foundations were laid for the subsequent success of the Golf and Audi 80/Passat models. On September 3, 2005, Prof. Dr. Werner Holste died at the age of 77. As the member of the Board of Management of Volkswagen AG responsible for Technical Development, he was a key force in driving the Company's product strategy between 1968 and 1972. We shall remember both Prof. Dr. Lotz and Prof. Dr. Holste.

We would like to thank the members of the Board of Management, the Works Council, the management and all the employees of Volkswagen AG and its affiliated companies for their efforts and achievements over the past year.

Wolfsburg, February 24, 2006

Dr. Ferdinand Piëch
Chairman of the Supervisory Board

THE BOARD OF MANAGEMENT



Dr.-Ing. e.h. **Bernd Pischetsrieder**

Chairman of the Board of Management
of Volkswagen AG



Dr. rer. pol. **Wolfgang Bernhard**

Chairman of the
Volkswagen brand group



Francisco Javier Garcia Sanz

Procurement

Dr. rer. pol. h.c. **Peter Hartz**
(until August 4, 2005)

Prof. Dr.-Ing. h.c. mult. **Folker Weißgerber**
(until June 30, 2005)



Dr. rer. pol. **Horst Neumann**

Human Resources



Hans Dieter Pötsch

Finance and Controlling



Prof. Dr. rer. nat. **Martin Winterkorn**

Chairman of the Board of Management of AUDI AG

»INNOVATION IS THE KEY TO SUSTAINABLE SUCCESS. THAT'S WHY WE'RE WORKING TO EXCITE OUR CUSTOMERS OVER THE LONG-TERM WITH INNOVATIVE SOLUTIONS THAT GO FAR BEYOND THE PRIMARY AUTOMOTIVE BUSINESS.«

Dear Shareholders,

Over the past year, we have continued our journey into the automotive future. My fellow members of the Board of Management and I would like to thank you for your support during this time. Unfortunately, the Volkswagen Group was affected by a number of developments which represented setbacks in the progress made in weatherproofing the Group. On the whole – and I say this with confidence – we are nonetheless heading in the right direction. This can be seen from the figures:

With a total of 5,242,793 vehicles delivered to customers, the Volkswagen Group recorded its best sales performance ever – despite the difficult market situation, especially in the USA and China. The Group was even able to extend its market leadership, particularly in Western Europe and Germany. This success is primarily attributable to our updated and extended model ranges and their young, attractive profile. A record number of new models were launched by the Volkswagen Group in 2005. The most important new models include: Fox, Polo, Golf GT, Golf R32, Golf Plus, Jetta, Passat saloon, Passat Variant, Audi RS 4, Audi A6 Avant, SEAT Leon, Bentley Continental Flying Spur, Bugatti Veyron 16.4 and Škoda Octavia RS.

The Financial Services Division demonstrated healthy growth at a high level. The high volume of contracts, at 5.9 million units in total, is a clear indication of the trust our customers have in our financial services. With the participation by the Volkswagen Group in LeasePlan Corporation in 2004 and the sale of the foreign companies of our Europcar Fleet Services subsidiary to LeasePlan Corporation in 2005, we have made significant progress in restructuring the major clients and fleet services business. A further logical step for us as a mobility service provider is the intensified collaboration with Allianz Versicherungs-AG in the insurance business field.

In the 2004 Annual Report, my fellow members of the Board of Management and I explained that no fundamental improvement in the global automotive market was to be expected in 2005. Furthermore, we anticipated additional negative pressures from external factors, such as higher raw material and steel prices, a tougher competitive environment and continued unfavorable exchange rates. Unfortunately, as you are no doubt aware, all of these predictions have come true. Nonetheless, with an operating profit of €3.1 billion before special items, we succeeded in reaching the target that we had set for ourselves. This was only possible through the ForMotion program, which made an earnings contribution of €3.5 billion. Of particular note is that we returned to a positive net liquidity of €705 million in the Automobile Division. My thanks go to the more than 344,000 employees for the part they played in these achievements.

2005 was not an easy year for any of us. The media coverage of the incidents that we reported to the authorities in the summer, negotiations on safeguarding Germany as a production location and the necessary reductions in personnel costs have affected us all personally. With regard to the first point, we took a proactive and transparent public approach to clarifying these matters as well as taking steps to ensure that such a situation cannot arise in the future. We tightened approval and control procedures and introduced a Group-wide and internationally structured ombudsman system. The other two points will remain critical in the coming years as well. For my fellow members of the Board of Management and myself, it is of prime importance that all Volkswagen Group plants should not only be profitable in the short term, but also on a sustainable basis. Regrettably, this is not possible without cost reductions. Here, too, my thanks go to all those who took such a responsible approach to implementing the necessary steps.

A question that was the subject of great attention within the Volkswagen Group, and in particular also in the media, was the acquisition of a holding in Volkswagen AG by Dr. Ing. h. c. F. Porsche Aktiengesellschaft. My fellow members of the Board of Management and I welcome this development. The longstanding and extremely successful collaboration between the two companies can be continued in the future on the basis of the governing agreement that has now been signed. A current example is our technology cooperation in the area of hybrid powertrains, which we intend to use to meet customer demands for environmentally friendly powertrain concepts in the vehicles of both companies. In addition, both partners also stand to benefit equally from further cooperation arrangements in the areas of research, development and production, which will enable Porsche and Volkswagen to make sustainable cost savings and therefore to improve their results significantly.

The importance of sustainability in our Company is also reflected in the development of our dividend. The Board of Management and Supervisory Board are proposing to the Annual General Meeting to pay a slightly higher dividend of €1.15 per ordinary share and €1.21 per preferred share for fiscal year 2005.

I would now like to turn to a question which is presumably of even greater interest to you than the past: how does the future look for the Volkswagen Group? Our objectives were set out in the Group Strategy 2015. Central to this strategy are the needs to generate sustainable success, to focus on customers and to combine the primary automobile business and Lifecycle Services into comprehensive automobility. It is true that much of this road still lies ahead of us. Nonetheless, having finalized a series of strategic measures over the past year, my fellow members of the Board of Management and I have every confidence that we will achieve these objectives. As I announced at the 2005 Annual General Meeting, an important decision was made in this regard during the year: clear lines have been drawn between brand functions and Group functions, meaning that responsibilities have been unequivocally defined.

In order to concentrate with greater effect on our core competences in the future, we will review a number of corporate activities. In connection with this review, we have already sold our wholly owned subsidiary gedas Aktiengesellschaft to T-Systems AG, a subsidiary of Deutsche Telekom AG, with effect from January 1, 2006, subject to the approval of the antitrust authorities.

Furthermore, we have already introduced a number of measures to improve our cost structures. These range from process optimization across the Group, through the modular strategy that has significantly increased the proportion of shared components used in our various models, down to the internal "Olympic Program" for restructuring the Group's Chinese activities by 2008, which we have developed together with our Chinese joint venture companies. In addition, we expect between 2006 and 2008 the performance enhancement program ForMotion plus to build on the success of

ForMotion, and for the rethinking triggered by the program to be a constant factor in the years to come. However, the joint development and production partnerships that have been finalized or planned with Porsche, DaimlerChrysler and numerous suppliers have also made a vital contribution to securing the long-term earnings power of the Group.

One of the key areas of our Group Strategy 2015 is an increased focus on the customer. In order to increase customer satisfaction, we will improve our service processes and shorten the order-to-delivery cycle for our vehicles. In addition, we will continue working to offer our customers attractive products and services beyond the primary automotive business.

All our activities ultimately aim to meet the changing demands and expectations of our customers more effectively. This is why we have chosen "Innovation" as the core topic of our 2005 Annual Report, in which we focus on examples of these innovations, ranging from new engine concepts, through vehicle interior designs, to attractive products and services in the Lifecycle Services business area; they demonstrate the sheer versatility of this Group. German author Christian Morgenstern wrote that "every creation represents a challenge" – and we are willing and able to take on the challenges that await us. So that we can offer our customers fascinating models and services. And offer our shareholders an investment with potential. We hope that you will continue accompanying us on our journey into the automotive future.

Sincerely,



Bernd Pischetsrieder

Innovations that reflect our customers' mobility aspirations

Changing mobility requirements drive our innovations. In addition to "automobility", we offer our customers innovative financial solutions, thereby increasing their financial mobility as well.

INNOVATIONS WITH ADDED VALUE FOR CUSTOMERS

Social trends and customer wishes, possibilities for new technologies, tougher legal requirements and the pursuit of renewability – these are all factors responsible for stoking the fires of innovation. Ultimately, innovations should invariably offer customers new added value: irrespective of the reason for the innovations, and new functions and technologies must always offer new customer benefits and/or costs savings. Customers can always tell us their present wishes, but a long-term strategy must look for wishes that customers will have in the future. To be able to offer customers inspiring products with value-adding innovations, Volkswagen – within the framework of the Group Strategy 2015 – defined four areas of focus that are of relevance to customer and costs, and on which new projects are to be based.

FUEL CONSUMPTION AND LIGHTWEIGHT DESIGN

Driven by tougher exhaust emission standards and rising oil prices, the Volkswagen Group is taking various approaches to reducing fuel consumption and emission levels. Parallel to launching the highly dynamic and low-consumption TSI® generation of engines and developing hybrid vehicles, Volkswagen researchers are working on a new diesel Combined Combustion System. This leads to a significant reduction in emissions while saving fuel at the same time. In addition to more efficient drivetrains, lightweight design has great potential for fuel efficiency and driving pleasure. High-strength and super high-strength steel offer potential for significantly reducing the vehicle weight.

PRODUCT DIVERSIFICATION

Our modular strategy enables us to manufacture diversified products at competitive costs, thereby allowing us to maintain their individuality. New construction methods are necessary – for example frame-type construction for low production volumes and lightweight steel construction for high-production volumes – to further reduce one-time expenses. Furthermore, innovative active materials or nanotechnologies give components new functions or enable functional integration within components. Examples of this are active vibration damping or the windscreen transparency function that allows drivers to use the windscreen as an individual anti-dazzle or sun protection, or simply to give them added privacy.

INCREASED USER-FRIENDLINESS FOR CUSTOMERS

The range of functions and the level of electronic features in our vehicles will increase, and there will also be a growing customer demand for greater user-friendliness. By presenting information clearly and offering intuitive input options, we can ensure that technology will be understood and used by all. In the research stage, the customer benefits of new information and warning strategies are already evaluated by a comprehensive test group.

ACCIDENT PREVENTION AND INFORMATION NETWORKING

Driver-assistance systems increase vehicle security and reduce accidents. In addition to ABS and ESP, newly developed systems help make this possible, such as the first stage of the active Reduced Stopping Distance system (RSD) in combination with Adaptive Cruise Control (ACC), which comes as standard in the Passat, a first for a vehicle in the mid-class. While ACC is a comfort function that can be switched on and off at will, RSD is constantly vigilant and activates the brake system when there is a risk of a crash (brakes move into position, resting lightly upon the brake disks), thereby reducing the system reaction time. This helps to either avoid or reduce the severity of accidents. In its new Audi Q7 model, the Audi brand introduced the side assist feature. This system helps drivers change lanes by monitoring the areas beside and behind the vehicle and by informing the driver via a signal in the door mirror whenever it detects another vehicle in the next lane. Although all of these systems are still geared towards individual functions, the future will see them merging to become an all-round environment-sensing system. The scope of future technical possibilities was demonstrated impressively by the Volkswagen Touareg "Stanley" with its victory in the Grand Challenge – a race for automated cars over more than 200 km.

For anticipatory driving to be possible, the vehicle's own systems must be linked with information from the infrastructure and from other, similarly equipped vehicles. Based on radio technologies such as wireless LAN, tomorrow's vehicles will be networked with mobile electronic devices and with one another. Together with other European manufacturers, we are leading the universal standardization of Car-to-X communication. This envisages a self-organizing traffic system with on-board artificial intelligence.

INTANGIBLE INNOVATIONS

At Volkswagen, we also see our automotive services as innovations. Here, we are focusing on the growing customer interest in the possibility of mobility packages that offer an extensive range of services at a fixed monthly rate. Since 2005, we have offered brand-specific service contracts that combine financing, car insurance and extended warranty insurance. We use test scenarios to examine how additional service aspects can be incorporated in these packages.

In order to inject a new dynamic to our insurance business, we signed a cooperation agreement with Allianz AG in September 2005 in which we revised our longstanding cooperation. One of the cornerstones of this strategic partnership is the establishment of our own reinsurance company, Volkswagen Reinsurance AG. This company permits us to exert a greater influence on the development and pricing of insurance products. It also provides additional growth potential with a manageable level of risk. From a customer perspective, this means, for example, that we will be able to offer automobile insurance with a premium that is partly determined by the level of safety equipment in the vehicle. This helps us come one more step closer to our goal of tailoring services to the individual needs and preferences of our customers.

Innovations appeal to consumers and thus generate demand. They support us in our efforts to set ourselves apart from the competition, enabling us to bring attractive and inspiring products onto the market. Our innovations allow us to fulfill our customers' wishes for individual mobility on a sustainable basis.

ForMotion motivates

Thanks to the outstanding commitment of our employees, the performance enhancement brought about by ForMotion in 2005 significantly surpassed our expectations. With our follow-up program ForMotion plus, we aim to continue this success and enhance the performance of the Volkswagen Group even further.

TARGETS SIGNIFICANTLY EXCEEDED

Our ForMotion performance enhancement program was launched in spring 2004. Since then, all products and workflows in seven focus areas across the Group were examined for improvement potential. From these results, we derived a set of measures for bringing about sustainable cost reductions, optimizing processes and increasing sales performance. A distinctly positive effect on Volkswagen Group's earnings from ForMotion could be seen as early as 2004. Our target for the past fiscal year was to improve Volkswagen Group earnings by €3.1 billion through ForMotion measures. With an increase of €3.5 billion, we were able to improve upon this target substantially. This involved identifying over 20,000 individual measures, making swift decisions and systematically implementing the necessary measures. Much of this success was due to the comprehensive, Group-wide program communication, which involved all brands and divisions in the new measures and changes. Our thanks go to all those involved in ForMotion who made the program successful with their exceptional commitment and creativity.

FORMOTION MEASURES RECOGNIZED IN INCOME 2005
PERCENTAGE ACCOUNTED FOR BY INDIVIDUAL FOCUS AREAS


Product costs
28.6
Overheads/Process optimization
27.4
One-time expenditure
22.3
Improved sales performance
8.6
Commercial Vehicles
5.5
Financial Services
4.0
Foreign sales subsidiaries
3.6
0
10
20
30
40
50
60
70
80
90
100

ForMotion succeeded in heightening awareness of both costs and earnings among all employees in line with our Group Guidelines. Nonetheless, the economic success of the past fiscal year can only be seen as the basis for further performance enhancement measures. For this reason, we launched a follow-up program – ForMotion plus – at the start of 2006. This program is designed for a period of three years. Our target is to increase the 2004 profit before tax by €4 billion to €5.1 billion in 2008. However, the impact of ForMotion plus will continue to be felt long after 2008.

THE SUCCESS OF THE SEVEN FORMOTION FOCUS AREAS IN 2005

PRODUCT COSTS

Reduction in product-related costs without affecting the diversity of the product range, high quality standards and customer benefits from the vehicles. Identified improvement potential transferred to new projects and other vehicle classes. High synergies in the form of economies of scale.

COMMERCIAL VEHICLES

Turnaround achieved by a market oriented further development of the product range and systematic cost management.

ONE-TIME EXPENDITURE

Reduction in investments, development costs and start-up costs. Key areas were: lowering of non-product investments and intensified use of virtual product development techniques.

FINANCIAL SERVICES

Increased interest-bearing business volume through greater share of the automotive value chain from increased cooperation with brands and dealers. Improved cost-side competitiveness.

OVERHEADS/PROCESS OPTIMIZATION

Increase in cost awareness throughout the Group and better use of resources. Sustainable reduction in cost levels through optimization of structures and workflows. Introduction of staff reduction measures.

FOREIGN SALES SUBSIDIARIES

Reduction in structure costs of non-European sales companies through process optimization.

IMPROVED SALES PERFORMANCE

Reduction in structure costs through process optimizations at the Group's European sales companies. Improved profit situation in genuine parts and accessories business. Reorganization of customer service area.

EARNINGS CONTRIBUTION THROUGH FORMOTION 2005

TOTAL	€3,547 MILLION

INNOVATION BRINGS OPPOSITES TOGETHER




GT
WOB G 8200

>> Innovative TSI technology: Maximum power, minimum consumption

Volkswagen is the brand that puts dreams within reach – with its range of international top-sellers, Volkswagen Passenger Cars has made innovative technology available to the average consumer. A prime example is the Golf: in 2005, one of the most progressive petrol engines in existence, the twin charger, made its debut in the Golf GT TSI. It was the first direct-injection petrol engine ever to have both an integrated supercharger and a turbocharger. With a capacity of just 1.4 l, this engine still packs a powerful punch – 125 kW (170 bhp)* and 240 Nm – while keeping average fuel consumption to a mere 7.2 l per 100 km. The twin charger is very much a showpiece of innovative engine design: at low revs, the supercharger alone ensures that 200 Nm of torque is available even at 1,250 rpm. Once the revs reach the higher registers, the turbocharger kicks in. In excess of 3,500 rpm, the turbocharger has the necessary power to unleash the full force of the engine. Either together or individually, the supercharger and turbocharger bring about a low-consumption performance that sets new standards in its engine class.

* Fuel consumption in l/100 km: 9.6 to 9.8 urban; 5.9 to 6.1 extra-urban; 7.2 to 7.4 combined; CO_2 emissions in g/km: 173 to 178.

Global demand for Volkswagen's shares and bonds

Volkswagen AG shares were a sought-after investment in 2005. They outperformed the market in the first nine months of the year, driven by the systematic measures taken to enhance the Company's performance and Porsche AG's acquisition of an interest in Volkswagen AG.

GLOBAL EQUITY MARKETS

In 2005, global equity markets recorded a positive trend overall. This was driven by robust global economic growth and continuing low interest rates. Even uncertainty on the global oil and commodity markets was unable to hold back this positive trend for long. At the year-end, the DAX closed at 5,408 points, up 27.1% on the prior year. The automotive sector index DJ Euro STOXX Automobile also developed positively, rising 20.1% in 2005 and ending the year at 225 points.

DEVELOPMENT OF THE VOLKSWAGEN SHARE PRICE

Volkswagen AG shares substantially outperformed this positive market trend. This was due to improved cost structures and the success of the new models. In addition, the investment in Volkswagen AG by Dr. Ing. h.c. F. Porsche Aktiengesellschaft led to above-average interest in the Company's shares. Although the share price then dropped back slightly, it remained at an encouraging level. At the year-end, Volkswagen's ordinary share price was €44.61, a strong increase of 33.8% over the price on December 31, 2004. The ordinary shares peaked at €54.01 on October 4, 2005 and reached an annual low of €31.88 on April 28, 2005.

Volkswagen's preferred shares also rose sharply during this period. They ended 2005 up 33.1% at €32.50. During the year, the price of the preferred shares ranged between €24.00 and €40.00.

DIVIDEND YIELD

Based on the dividend proposal for fiscal year 2005, the dividend yield on Volkswagen AG ordinary shares is 2.6% and the yield on the preferred shares 3.7%. Volkswagen shares therefore continue to be an attractive investment for both institutional and private investors. This is particularly true of the preferred shares. Details of the current dividend proposal can be found in the Volkswagen AG chapter (condensed, according to German Commercial Code) on page 75 of this Annual Report.

EARNINGS PER SHARE

Basic earnings per ordinary share were €2.90. In accordance with IAS 33, calculation of basic earnings per share is based on the weighted average number of ordinary shares outstanding in the fiscal year (see also note 8 to the Volkswagen consolidated financial statements).

SHARE PRICE DEVELOPMENT FROM DECEMBER 2004 TO DECEMBER 2005
INDEX BASED ON MONTH-END PRICES: DEC. 31, 2004 = 100



Volkswagen ordinary shares
Volkswagen preferred shares
DAX
DJ Euro STOXX Automobile
180
160
140
120
100
80
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

SHAREHOLDER STRUCTURE

The shareholder structure of Volkswagen AG as of December 31, 2005 is shown in the chart further down this page.

As of December 31, 2005, the subscribed capital of Volkswagen AG comprised 321,929,800 ordinary shares and 105,238,280 preferred shares. As the largest single shareholder, Dr. Ing. h.c. F. Porsche Aktiengesellschaft held 18.5% of the voting shares at the balance sheet date. This corresponds to 14.0% of subscribed capital. The State of Lower Saxony held 18.1% of the ordinary shares or 13.6% of subscribed capital. As of December 31, 2005, Volkswagen AG held 41,719,353 ordinary treasury shares, corresponding to 13.0% of all ordinary shares or 9.8% of subscribed capital. A further tranche of shares is held by investment consultant Brandes Investment Partners, LCC, San Diego, California, USA, which notified Volkswagen AG that the total proportion of ordinary shares held by its clients amounted to 8.58% of all ordinary shares on September 30, 2005. On October 11, 2005, investment management company The Capital Group Companies, Inc., Los Angeles, USA, held 3.504% of the voting capital of Volkswagen AG.

The proportion of subscribed capital held by foreign institutional investors – including Brandes Investment Partners, LCC and The Capital Group Companies, Inc. – was 31.1% in total (previous year: 38.9%). German institutional investors held 7.0% (7.4%).

SHAREHOLDER STRUCTURE AT DECEMBER 31, 2005
IN PERCENT OF SUBSCRIBED CAPITAL



Foreign institutional investors
31.1
Private shareholders/Other
24.5
Dr. Ing. h.c. F. Porsche AG
14.0
State of Lower Saxony
13.6
Treasury ordinary shares
9.8
German institutional investors
7.0
0
10
20
30
40
50
60
70
80
90
100

SEVENTH TRANCHE OF STOCK OPTION PLAN

In the period under review, the Board of Management of Volkswagen AG, with the consent of the Supervisory Board, offered the seventh tranche of the stock option plan in place since 1999 to eligible employees covered by collective wage agreements and for whom remuneration is not collectively agreed, to members of management and to the Board of Management. Once again, we thus created an incentive for our staff to contribute to increasing the value of our Company. During the subscription period between June 1 and July 8, 2005, approximately 36,000 of the eligible employees exercised their right to subscribe. In total, they subscribed for 297,561 convertible bonds with a nominal value of €0.8 million, entitling them to purchase up to 2,975,610 ordinary shares during the conversion period from July 9, 2007 to July 1, 2010. This assumes, however, that the price of Volkswagen ordinary shares at that time exceeds the stipulated staggered conversion prices.

Due to the positive trend in Volkswagen's share price over the last year, around 22,000 employees exercised their rights under the convertible bonds from the fifth tranche, which they subscribed to in 2003. This resulted in 1,639,860 new ordinary shares or €0.4 million of subscribed capital. Further details of our stock option plan can be found in the notes to the Volkswagen consolidated financial statements, starting on page 154.

VOLKSWAGEN IN SUSTAINABILITY INDICES

Since September 19, 2005, Volkswagen Group shares have no longer been represented in the Dow Jones Sustainability Index (DJSI) World and DJSI STOXX sustainability indices. Although we received a higher score than in the previous year in the annual ranking by Swiss research and rating agency SAM (Sustainable Asset Management), it was not enough to maintain a place in these indices, in which Volkswagen had been represented since their launch in 1999. We have therefore taken measures to ensure that the shares are readmitted to these indices at a future date. Volkswagen shares continue to be represented in the London-based FTSE4Good Europe and FTSE4Good Global sustainability indices, whose criteria focus more on corporate social responsibility. In addition, Volkswagen shares are represented in the sustainability index of Bayerische Hypo- und Vereinsbank AG, which measures the share price performance of 16 selected European companies and was launched in 2005.

Further information on this subject can be found on our webseite at www.volkswagen-nachhaltigkeit.de

VOLKSWAGEN SHARE DATA

Securities identification codes	Market indices ordinary shares	Market indices preferred shares	Exchanges
Ordinary shares ISIN: DE0007664005 WKN: 766400 Deutsche Börse/Bloomberg: VOW Reuters: VOWG.DE **Preferred shares** ISIN: DE0007664039 WKN: 766403 Deutsche Börse/Bloomberg: VOW3 Reuters: VOWG_p.DE	DAX, HDAX, CDAX, Prime All Share, Prime Automobile, DJ Euro STOXX Automobile, FTST Eurotop 100 Index, S&P Global 100 Index, FTSE4Good Global Index, FTSE4Good Europe Index, HVB Sustainability Index	CDAX, Prime All Share, Prime Automobile, Classic All Share	Berlin, Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart, Xetra, London, Luxembourg, New York*, Tokyo, SWX Swiss Exchange

* Traded in the form of "sponsored unlisted American Depositary Receipts" (ADRs). Five ADRs correspond to one underlying Volkswagen share.

VOLKSWAGEN SHARE KEY FIGURES

Dividend development		2005	2004	2003	2002	2001
Number of no-par value shares at Dec. 31						
Ordinary shares	thousands	321,930	320,290	320,290	320,290	319,470
Preferred shares	thousands	105,238	105,238	105,238	105,238	105,238
Dividend						
per ordinary share	€	1.15	1.05	1.05	1.30	1.30
per preferred share	€	1.21	1.11	1.11	1.36	1.36
Dividend paid[1]						
per ordinary shares[2]	€ million	322	292	292	362	353
per preferred shares	€ million	128	117	117	143	143

Share price development[3]		2005	2004	2003	2002	2001
Ordinary shares						
Closing	€	44.61	33.35	44.15	34.74	52.50
Annual high	€	54.01	44.65	46.57	62.15	62.40
Annual low	€	31.88	30.71	28.66	32.96	32.95
Preferred shares						
Closing	€	32.50	24.41	28.75	25.00	34.85
Annual high	€	40.00	28.97	31.55	40.75	39.80
Annual low	€	24.00	21.20	21.05	23.60	23.00
Beta factor	factor	1.00	1.05	0.95	0.90	0.90
Market capitalization at Dec. 31[2]	€ billion	15.9	11.9	15.3	12.3	18.2
Equity at Dec. 31	€ billion	23.6	22.6[4]	23.8	24.6	24.0
Market capitalization : equity		0.67	0.52[4]	0.65	0.50	0.76

Key figures per share		2005	2004[4]	2003	2002	2001
Earnings per ordinary share[5]						
basic	€	2.90	1.79	2.54	6.72	7.67
diluted	€	2.90	1.79	2.54	6.72	7.62
Operating profit[6]	€	7.24	4.28	4.18	12.42	14.30
Cash flows from operating activities[6]	€	28.05	29.85	21.81	27.29	26.46
Equity[7]	€	55.25	53.19	55.83	57.89	56.50
Price/earnings ratio[8]	factor	15.4	18.6	17.4	5.2	6.9
Price/cash flow ratio[8]	factor	1.6	1.1	2.0	1.3	2.0
Dividend yield						
ordinary share	%	2.6	3.1	2.4	3.7	2.5
preferred share	%	3.7	4.5	3.9	5.4	3.9
Price development (excluding dividends)						
ordinary share	%	+33.8	−24.5	+27.1	−33.8	−5.7
preferred share	%	+33.1	−15.1	+15.0	−28.3	+9.9

Turnover on German stock exchanges[9]		2005	2004	2003	2002	2001
Turnover of Volkswagen ordinary shares	€ billion	30.9	24.3	23.9	26.3	23.9
	million shares	735.7	682.0	641.1	553.1	467.9
Volkswagen share of total DAX turnover	%	3.3	3.1	3.2	3.3	2.7

[1] Figures for the years 2001 to 2004 relate to dividends paid in the following year. For 2005, the figures relate to the proposed dividend.
[2] Excluding 41,719,353 treasury shares.
[3] Xetra prices.
[4] Restated.
[5] See note 8 to the financial statements (Earnings per share) for the calculation.
[6] Based on the weighted average number of ordinary and preferred shares outstanding (basic).
[7] Based on the total number of ordinary and preferred shares on December 31.
[8] Using closing prices of the ordinary shares.
[9] Order book turnover on German exchanges.

WORLDWIDE INVESTOR RELATIONS ACTIVITIES IN 2005

North America
122

Europe/Rest of the world[1]
420

Asia/Pacific
26

Contact/Topic	Number
Investors	463
Analysts	105
Total	**568[2]**
of which: equities	458
bonds	110

[1] Of which Germany 224.
[2] Of which 124 with participation of members of Board of Management/senior brand managers.

ANNUAL DOCUMENT IN ACCORDANCE WITH SECTION 10 OF THE WPPG

We regularly publish information on events at the Volkswagen Group that are of importance to investors. In accordance with section 10(1) of the Wertpapierprospektgesetz (WpPG – German Securities Prospectus Act), publications that have appeared in the past twelve months (and earlier) can be downloaded from our website at www.volkswagen-ir.de. These include the following publications in particular:

- Ad hoc releases:
  Under 'Mandatory Publications', 'Ad hoc releases'
- Directors' dealings:
  Under 'Corporate Governance', 'Directors' Dealings'
- Interim reports:
  Under 'Reports', 'Interim reports'

The site also provides a considerable amount of other information for investors, including selected news items and presentations. Visitors to our Investor Relations website can sign up for the investor relations newsletter, which we send out at regular intervals to interested parties.

CORPORATE PRESENTATIONS ON BUSINESS DEVELOPMENT AND STRATEGIC TOPICS

In 2005, we again provided analysts and investors with information on the Volkswagen Group's strategy and current business development by staging presentations and roadshows in all the major global financial centers. We also held visits and presentation events at our own locations worldwide. Investors were particularly interested in our plants in Central and Eastern Europe and in the market trend there.

Among the high points of the year were the International Investor Conference in Wolfsburg in

March and the strategy presentation in London in August. Besides the conference calls used to explain the interim reports, two further conference calls were held in 2005: one in October when Dr. Ing h.c. F. Porsche Aktiengesellschaft acquired an interest in Volkswagen and one in July covering fundamental aspects of the financial and investment planning for 2006 to 2008.

In the period under review, we worked together with Group Treasury and other departments to arrange over 500 events for investors and analysts. Members of the Board of Management and representatives of top management regularly attended these events. An overview of our global events is given in the chart on the opposite page.

PRODUCT-SPECIFIC EVENTS

Our Investor Relations team also participated at the main international motor shows last year, including the North American International Auto Show in Detroit, the Geneva Motor Show, the Tokyo Motor Show and the Frankfurt IAA Motor Show. The focus was on presentations and stand visits, but we also held a number of one-on-one meetings. In addition analysts and investors had the opportunity to test drive the new Golf Plus, Fox, Passat and Jetta models and assess the performance of the Group's products for themselves.

ANNUAL GENERAL MEETING

A total of 33.9% of the shareholders entitled to vote attended Volkswagen AG's 45th Annual General Meeting held in the Congress Centrum Hamburg on April 21, 2005. A large number of shareholders again made use of the facility to vote by authorized proxies of Volkswagen AG. We will also be offering this facility for the Annual General Meeting to be held on May 3, 2006. For the first time, our shareholders will be able to follow the entire AGM and issue instructions online. All shareholders of Volkswagen AG will receive further details together with their invitation to the AGM.

NEW ISSUES

The Volkswagen Group has various debt issuance programs in place on money and capital markets worldwide. We make flexible use of these programs, depending on our need for new financial resources. We are gradually tapping new markets so that we are able to meet our short- and medium-term liquidity requirements in particular. In fiscal year 2005, for example, we issued our first bond in new Turkish lira (TRY), which, at the same time, was the first corporate bond issue in this currency.

In addition to various private placements under the established debt issuance programs available to us, we also launched a total of four asset-backed securities transactions in 2005. We conducted three of these transactions, with a total volume of USD 3.6 billion, in the USA. With the fourth transaction, in Europe, Volkswagen Bank GmbH raised around €1.0 billion.

By contrast, we only use loan finance to meet short-term working capital requirements and as a backup for debt issuance programs.

In June 2005, we took advantage of the buoyant state of the market and agreed a new €12.5 billion syndicated loan facility with an international syndicate of banks in an effort to secure the Volkswagen Group's financial flexibility for the long term. The facility has a five-year term with a one-year extension option in each of the first two years. The new credit line replaced two loan facilities worth a total of €16 billion, one of which was due in 2005 the other due in 2007.

RATINGS

In fiscal year 2005, the credit ratings of Volkswagen AG, Volkswagen Financial Services AG and Volkswagen Bank GmbH were reviewed by the leading rating agencies Moody's Investors Service and Standard & Poor's, which confirmed their previous short- and long-term credit ratings for these Group companies. Moody's Investors Service raised its rating outlook for these companies from 'negative' to 'stable', while Standard & Poor's only upgraded its outlook for Volkswagen Bank GmbH from 'negative' to 'stable'. For the first time, therefore, the credit rating awarded to Volkswagen Bank GmbH by both rating agencies differs from those awarded to Volkswagen AG and Volkswagen Financial Services AG.

The table below gives an overview of our current ratings.

The Investor Relations teams in Wolfsburg and London are available for queries and recommendations.

Wolfsburg office
Phone +49 53 61 9-8 66 22 IR Hotline
Fax +49 53 61 9-3 04 11

London office
Phone +44 20 7290 7820
Fax +44 20 7629 2405

E-mail **investor.relations@volkswagen.de**
Internet **www.volkswagen-ir.de**

RATINGS

	Volkswagen AG		Volkswagen Financial Services AG		Volkswagen Bank GmbH	
	2005	2004	2005	2004	2005	2004
Standard & Poor's						
short-term	A–2	A–2	A–2	A–2	A–2	A–2
long-term	A–	A–	A–	A–	A–	A–
Outlook	negative	negative	negative	negative	stable	negative
Moody's Investors Service						
short-term	P–2	P–2	P–2	P–2	P–1	P–1
long-term	A3	A3	A3	A3	A2	A2
Outlook	stable	negative	stable	negative	stable	negative

Transparency builds trust

We see good practice and responsible corporate governance as the basis for sustainable growth in the value of our Company. This is why the Board of Management and the Supervisory Board comply with the recommendations of the current German Corporate Governance Code as issued on June 2, 2005 to a large extent.

CORPORATE GOVERNANCE IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE GERMAN CORPORATE GOVERNANCE CODE

Volkswagen AG's Board of Management and Supervisory Board orient their activities according to the recommendations of the German Corporate Governance Code. This Code incorporates the most important statutory provisions, together with the internationally and nationally recognized standards of corporate governance revised and elaborated by the Government Commission. This should ensure good corporate governance. Our aim in complying with the Code is also to meet the steadily increasing demand for information from different interest group by creating transparency and building trust in good practice and responsible corporate governance. By doing so, we will achieve sustainable increases in our value of our Company and thus act in the interests of national and international investors.

DECLARATION OF CONFORMITY

On December 12, 2005, the Board of Management and Supervisory Board of Volkswagen AG submitted their declaration of conformity under section 161 of the German Stock Corporation Act. They declared that they had largely complied with the recommendations of the Government Commission on the German Corporate Governance Code as issued on May 21, 2003. In the past, they had included the reservation that the remuneration paid to the members of the Board of Management (article 4.2.4, clause 2 of the Code) and the remuneration paid to the members of the Supervisory Board (article 5.4.5, subsection 3, clause 1 of the Code, now article 5.4.7, subsection 3, clause 1 of the Code) had not been disclosed individually in the notes to Volkswagen's consolidated financial statements. However, the individualized remuneration of the Chairman of the Board of Management and the Chairman of the Supervisory Board had been disclosed in the notes to Volkswagen's consolidated financial statements for fiscal year 2004. With the current declaration of conformity, Volkswagen AG is now complying with the recommendation to disclose individually the remuneration paid to all members of the Board of Management and the Supervisory Board, as well as with all the other recommendations made by the Government Commission on the German Corporate Governance Code as revised and issued on June 2, 2005, with one exception concerning elections to the Supervisory Board (article 5.4.3, clause 1 of the Code). The reason for this is that, when the declaration of conformity was submitted, it had not been decided that Volkswagen AG's Annual General Meetings would – in future – only elect Supervisory Board members on an individual basis rather than en-bloc or by list voting. The new joint declaration of conformity by the Board of Management and the Supervisory Board under section 161 of the German Stock Corporation Act has been made available to the public on our website at www.volkswagen-ir.de.

In addition, Volkswagen AG will largely comply with the suggestions of the Code. However, it still has no plans to implement the suggestion made in the Code to the effect that one-time variable components tied to business performance should be taken into account in setting the remuneration of the Board of Management (article 4.2.3, clause 2 of the Code) and that long-term performance should be taken into account in setting the remuneration of the Supervisory Board (article 5.4.7, clause 5 of the Code). It intends to await the outcome of the debate on this matter in professional circles and the emergence of a consensus. In 2006, Volkswagen AG will for the first time broadcast the entire Annual General Meeting on the Internet (article 2.3.4 of the Code). It will therefore be possible to contact Company proxies during the AGM (article 2.3.3, clause 3, sub-clause 2 of the Code).

On December 7, 2005, the Board of Management and Supervisory Board of AUDI AG declared in their declaration of conformity that they had complied with the recommendations of the Code as issued on May 21, 2003 and would comply with the recommendations of the Code as issued on June 2, 2005. However, they included and continue to include the reservation that AUDI AG does not disclose individually the remuneration paid to the members of the Board of Management (article 4.2.4, clause 2 of the Code) and the remuneration paid to the members of the Supervisory Board (article 5.4.7, subsection 3, clause 1 of the Code) so as to protect individuals' personal rights.

The suggestion made in the Code to the effect that long-term performance should be taken into account in setting the remuneration of the Supervisory Board (article 5.4.7, clause 5 of the Code) and that one-time variable components tied to business performance should be taken into account in setting the remuneration of the Board of Management (article 4.2.3, clause 2 of the Code) is not currently being implemented by AUDI AG, as the debate in professional circles has not yet reached a final conclusion. AUDI AG intends to await the outcome of this debate.

The reservation that members are not elected to the Supervisory Board on an individual basis (article 5.4.3, clause 1 of the Code) also applies at AUDI AG. In citing its reasons for this, it explains that list voting is commonplace in democratic elections. With regard to the suggestions of the Code, the following reservations apply at AUDI AG: AUDI AG's Annual General Meeting is not broadcast on the Internet (article 2.3.4 of the Code) so as to protect individual shareholders' personal rights. There is not an opportunity, therefore, to enable absent shareholders to contact the company's proxies (article 2.3.3, clause 3, sub-clause 2 of the Code) during the Annual General Meeting. The declaration of conformity is published on www.audi.de.

COOPERATION BETWEEN THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

The Board of Management provided the Supervisory Board with regular, complete and timely verbal and written reports on all issues relevant to the development of business, corporate planning including the risk situation and risk management. Further information on this subject can be found in the Report of the Supervisory Board on pages 8 to 11 of this Annual Report.

REMUNERATION OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

As announced last year, we now comply fully with the recommendation of the German Corporate Governance Code that the remuneration paid to all members of the Board of Management and the Supervisory Board be disclosed individually. We are therefore increasing the transparency of components of remuneration in line with the aims of the German Corporate Governance Code. The individualized remuneration is disclosed and broken down into components in the notes to the 2005 consolidated financial statements (page 175). In addition, information on the main elements of the remuneration system for the Board of Management and the structure of the stock option program can be found on pages 174 to 177. All disclosures were therefore included in the audit by the auditors. There are no disclosures regarding transactions subject to reporting requirements (directors' dealings) in accordance with article 6.6 of the Code and section 15a of the Wertpapierhandelsgesetz (WpHG – German Securities Trading Act). The notifications filed in accordance with sections 21 ff. of the WpHG during the reporting period are published on our website at www.volkswagen-ir.de.

RISK MANAGEMENT

By focusing on managing potential risks to the Company with care, we also meet the need for good corporate governance. Our aim here is to identify risks and optimize risk positions through systematic risk management. In a dynamic process, Volkswagen AG's risk management system is continually being adapted to reflect the changing environment. We describe the risk management system in detail in the chapter entitled "Risk report" on pages 94 to 99.

The Supervisory Board has established an Audit Committee, which deals in particular with matters relating to financial reports and risk management. The Chairman of the Audit Committee, Dr. Klaus Liesen, has particular expertise and experience in applying accounting standards and internal control systems. Dr. Klaus Liesen was Chairman of the Board of Management of E.ON Ruhrgas AG from 1976 to 1996 and Chairman of its Supervisory Board from 1996 to 2003. He chaired the Supervisory Board of Volkswagen AG from 1987 to 2002 and has been at the helm of several other companies' supervisory bodies.

COMMUNICATION AND TRANSPARENCY

The Volkswagen Group has published a financial calendar in its Annual Report, in the interim reports and on its website at www.volkswagen-ir.de listing all the key dates for its shareholders. At the Annual General Meeting, we offer the shareholders the option to exercise their voting rights in person, through a proxy of their choice, or by nominating an authorized Company proxy. From 2006 onwards, we will also be giving our shareholders the opportunity to follow the entire AGM on the Internet.

We have adapted the registration and identification procedures for the coming AGM to bring them into line with the Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts (UMAG – German Act on Corporate Integrity and Modernization of the Right of Avoidance). A "record date" has been introduced based on the resolutions adopted at the 2005 AGM.

We publish the Company's ad hoc releases immediately on our Investor Relations website at www.volkswagen-ir.de, where we also provide further capital market information relating to Volkswagen. We publish all information in German and English.

The appointments of Board of Management members and Supervisory Board members to supervisory bodies can be found in the Annual Report on pages 184 to 187.



INNOVATION MEANS DEVELOPING GREAT
TECHNOLOGY FOR THE SMALLEST DETAILS


DA X 3650

>> Škoda Octavia Combi: Innovation for life

Škoda is one of the oldest automotive manufacturers in the world, having celebrated 100 years of automobile production in 2005. Škoda's success lies in its ability to concentrate on what it does best – designing cars that are simply clever. A prime example of this is the Škoda Octavia Combi which was launched in 2005, and which boasts 1,620 l stowage space and an array of smart fastening systems. This exceptionally versatile car wins over drivers across the board with its smart solutions and attention to detail: the luggage compartment is equipped with up to twelve fixtures for securing transported items; the loading area cover can be rolled up even when both your hands are full; the hazard triangle and first-aid kit are stowed away in a special compartment to maximize the available loading space. In addition, there are practical folding hooks in the side panels of the luggage compartment to ensure that shopping bags do not topple over when the car is moving. The Škoda Octavia Combi also features sophisticated technology, first-class workmanship, state-of-the-art drive concepts, extensive standard equipment, spacious interior design and excellent value for money. Simply clever.

BUSINESS LINES AND MARKETS

Volkswagen Group Automobiles and Financial Services are present worldwide

GROUP STRUCTURE

The Volkswagen Group consists of two divisions: Automotive and Financial Services. The Automotive Division comprises the development of vehicles and engines, as well as the production and sale of passenger cars, commercial vehicles, trucks and buses. The Financial Service Division's portfolio of services ranges from dealer and customer financing and leasing, through banking and insurance activities, down to vehicle rentals and the fleet management business. Within the divisions, activities are combined into business lines.

Our report reflects the structure of the Group. On the following pages we explain the key volume and financial data relating to the individual business lines. In addition, we present sales revenue and operating profit, based on a geographical analysis, for the Europe/Remaining markets, North America, South America/South Africa and Asia-Pacific regions.

To enhance comparability, the analysis of operating profit by business line and market is based on figures before special items.

KEY FIGURES BY MARKET

In fiscal year 2005, the Volkswagen Group generated sales revenue of €95.3 billion. This corresponds to a 7.1% increase compared with the previous year. At €3.1 billion, operating profit before special items was 54.3% above the previous year.

In the Europe/Remaining markets region, sales revenue rose by 7.9% to €69.4 billion in 2005. This improvement was due in particular to higher sales volume. Operating profit increased by a substantial €1.2 billion year-on-year to €3.9 billion. This increase can be attributed primarily to the increase in volume sales and the success of the ForMotion program.

In North America, there was only a slight year-on-year increase in sales revenue to €13.7 billion (+3.1%). The decline in sales brought about by the Passat model change, particularly in the USA, was more than offset by the trend towards higher-value vehicles. The operating profit was impacted by high sales promotion costs and a less favorable euro/dollar exchange rate than in the previous year. The figure for operating profit was €–843 million (€–902 million).

VOLKSWAGEN GROUP

Division/Segment	Automotive Division				Financial Services Division	
Business Line	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

In South America/South Africa, we increased sales revenue by an impressive 25.2% to €6.9 billion in 2005. In addition to the appreciation of the Brazilian real, this improvement was driven mainly by higher unit sales, which in turn were due to the market success of the Fox entry-level model in South America. Unit sales also continued to develop positively in South Africa, so that overall operating profit rose by €147 million to €171 million compared with the previous year. Nonetheless, the appreciation of the Brazilian currency resulted in a decline in the earnings quality of vehicle exports and, consequently, of sales to the other markets supplied.

Owing to lower sales volume, sales revenue in the Asia-Pacific region fell by 10.3% year-on-year to €5.3 billion. A decline in deliveries by Group companies to our Chinese joint venture companies and continued unfavorable exchange rates saw the operating result decrease to €-88 million (€208 million).

KEY FIGURES BY BUSINESS LINE

	Vehicle sales[1]		Sales revenue		Operating result	
thousand vehicles/ € million	**2005**	**2004**	**2005**	**2004**	**2005**	**2004[2]**
Volkswagen brand group	3,557	3,561	49,625	47,338	638	-25
Audi brand group	1,241	1,221	28,432	26,646	1,409	1,227
Commercial Vehicles	395	360	7,297	5,994	102	-144
Remaining companies[3]			319	275	61	52
Financial Services/Europcar			9,595	8,710	933	927
Business lines before special items	5,193	5,143	95,268	88,963	3,143	2,037
Special items					-351	-395
Volkswagen Group	**5,193**	**5,143**	**95,268**	**88,963**	**2,792**	**1,642**

[1] All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
[2] Restated.
[3] Primarily AutoVision GmbH, Volkswagen Group Services S.C.S, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group (including VW Versicherungsvermittlungs-GmbH and Volkswagen Beteiligungs-Gesellschaft mbH in the previous year).

KEY FIGURES BY MARKET

	Sales revenue		Operating result	
€ million	**2005**	**2004**	**2005**	**2004[1]**
Europe/Remaining markets	69,357	64,259	3,903	2,707
North America	13,723	13,308	-843	-902
South America/South Africa	6,926	5,531	171	24
Asia-Pacific[2]	5,262	5,865	-88	208
Markets before special items	95,268	88,963	3,143	2,037
Special items			-351	-395
Volkswagen Group[2]	**95,268**	**88,963**	**2,792**	**1,642**

[1] Restated.
[2] The sales revenue and operating results of the joint venture companies in China are not included in figures for the Group and the Asia-Pacific market. The vehicle-producing Chinese joint venture companies are consolidated using the equity method, and recorded an operating result (proportional) of €-119 million (€222 million) impacted by special items.

VOLKSWAGEN BRAND GROUP

ForMotion measures have a positive impact on results

Entry-level model Fox claims top place in its segment's registration statistics. Passat leads the German mid-class segment. Škoda Octavia and Bentley Continental GT continue the success of the previous year.

BUSINESS DEVELOPMENT

With 3.6 million vehicles of the Volkswagen Passenger Car, Škoda, Bentley and Bugatti brands, sales of the Volkswagen brand group to the dealership organization in 2005 were virtually the same as in the previous year (– 0.1%). Sales of the Volkswagen Passenger Cars brand fell marginally by 1.9% to 3.0 million vehicles, accounting for 84.7% (86.2%) of overall brand group sales. In 2005, the Fox in particular proved increasingly popular. We introduced this entry-model to the European market at the beginning of the year following its launch in South America in 2004. In Germany, the Fox is already leading the registrations statistics. Demand for the Golf also continues to be strong, with the vehicle accounting for more new car registrations than any other passenger car in its class in either Germany or Western Europe. Sales of the new Jetta and Passat models were not quite able to match the previous year's volume; this is because the full range of models was not available in all markets. Nonetheless, the Passat secured the leading position in the German market for mid-class vehicles. With 504 thousand vehicles sold last year, the Škoda brand posted a clear gain of 12.3%. This improvement gave rise to the eleventh consecutive record level of registrations for the Škoda brand and was largely attributable to a strong increase in demand for the Škoda Octavia. In 2005, sales of the Bentley brand rose to 8,984 models, a 21.2% increase that was for the most part attributable to the Bentley Continental GT. Total unit sales for the Volkswagen brand group also include 31,972 (35,497) Ford Galaxy vehicles that were also included in production figures but not in customer delivery figures.

In fiscal year 2005, the Volkswagen brand group produced 3.6 million vehicles, 2.3% more than in the previous year. Of these, the Volkswagen passenger car brand produced 3.1 million units (+ 1.0%). While plants in Europe, America and South Africa experienced output growth, the Chinese joint venture companies recorded a decline in production activities. The Škoda brand increased its production by 11.3% to 494 thousand units. By relocating selected assembly work for the Bentley Continental Flying Spur to the Automobilmanufaktur Dresden, the Bentley brand set a new production record of 9,560 vehicles.

VOLKSWAGEN BRAND GROUP

	2005	2004	%
Deliveries (thousand units)	3,588	3,522	+ 1.9
Vehicle sales	3,557	3,561	– 0.1
Production	3,588	3,509	+ 2.3
Sales revenue (€ million)	49,625	47,338	+ 4.8
Operating result	638	– 25*	x
as % of sales revenue	1.3	– 0.1*	

* Restated.

SALES REVENUE AND EARNINGS

In fiscal year 2005, sales generated by the Volkswagen brand group rose by 4.8% year-on-year to €49.6 billion. This growth was largely due to the increased proportion of higher-value models in the volume of vehicles sold. Overall, the previous year's sales figures were not matched completely as a result of the intensified competitive environment in the Chinese market. Excluding the performance of the Group's Chinese activities, the 2005 sales volume was higher than that of the previous year. In 2005, the operating result of the Volkswagen brand group increased to €638 million, thus exceeding the operating loss of the previous year by €663 million; however, this level remains extremely unsatisfactory for us. The measures implemented under the ForMotion program made a significant contribution to the earnings development. Within the Volkswagen brand group, the Škoda and Bentley operating results improved considerably. For the most part, this was attributable to higher sales figures and cost optimization.

PRODUCTION

Units	2005	2004
Volkswagen Passenger Cars		
Golf	732,922	711,883
Passat/Santana	578,141	617,649
Jetta/Bora	431,280	413,385
Polo	352,120	334,143
Gol	284,069	304,327
Fox	204,435	84,173
Touran	191,207	188,643
Touareg	81,003	87,046
Polo Classic/Sedan	59,623	100,331
New Beetle	35,485	38,847
Sharan	32,575	38,583
New Beetle Cabriolet	30,531	41,271
Parati	26,744	31,433
Phaeton	6,001	5,485
Lupo	5,742	24,434
	3,051,878	**3,021,633**
Škoda		
Octavia	246,781	181,067
Fabia	224,990	238,830
Superb	21,182	22,899
Fabia Praktik	1,174	1,072
	494,127	**443,868**
Bentley		
Continental GT Coupé	4,733	6,896
Continental Flying Spur	4,271	–
Arnage	556	790
	9,560	**7,686**
Volkswagen brand group*	**3,587,542**	**3,508,684**

* Includes the not fully consolidated vehicle-producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. as well as 31,972 (35,497) Ford Galaxy and 5 (–) Bugatti Veyron 16.4 units.

AUDI BRAND GROUP

Record unit sales for the Audi brand lift sales revenue and profits

For the tenth year in a row, the Audi brand set a new record for unit sales figures. Rising demand for new SEAT and Lamborghini models.

BUSINESS DEVELOPMENT

In fiscal year 2005, the Audi brand group increased sales of Audi, SEAT and Lamborghini brand models by 1.6% to 1.2 million vehicles. This increase resulted from growth in the Audi brand. With total sales of 824 thousand units, the brand sold 6.4% more vehicles to the dealership organization than in the previous year, thereby achieving a record level of sales. Demand was particularly high for the Audi A3 Sportback and the Avant versions of the Audi A4 and the newly launched Audi A6. At 415 thousand units, sales of SEAT models fell by 6.7% year-on-year. However, sales of the new SEAT Leon developed positively. Although the Lamborghini brand recorded an encouraging increase in demand for the new Murciélago Roadster, which was available worldwide as of 2005, overall sales for the brand were 1,493 vehicles, 7.5% lower than the previous year.

The Audi brand group's production fell by 1.5% year-on-year to 1.2 million vehicles, of which 823 thousand models were attributable to the Audi brand itself (+4.5%). At 66.9% (63.1%), the Audi brand accounted for the largest share of the brand group's production volume. The SEAT brand produced a total of 405 thousand vehicles in fiscal year 2005 (−11.7%). Lamborghini production figures fell by 14.4% to 1,436 units.

SALES REVENUE AND EARNINGS

The sales revenue of the Audi brand group rose to €28.4 billion in 2005, an increase of 6.7%. This was principally due to the increased sales volume of the Audi brand, which also prompted a rise in the proportion of higher-value vehicles in the overall sales of the brand group. In 2005, the operating profit of the Audi brand group grew substantially by 14.8% to €1.4 billion. This increase resulted mainly from the higher unit sales of the high-margin Audi vehicles and the optimization of cost structures. The profits of the SEAT brand were affected by the declining sales volume and higher marketing costs.

AUDI BRAND GROUP

	2005	2004	%
Deliveries (thousand units)	1,253	1,223	+2.4
Vehicle sales	1,241	1,221	+1.6
Production	1,230	1,248	−1.5
Sales revenue (€ million)	28,432	26,646	+6.7
Operating result	1,409	1,227*	+14.8
as % of sales revenue	5.0	4.6*	

* Restated.

PRODUCTION

Units	2005	2004
Audi		
A4	315,616	313,269
A3	224,961	181,274
A6	211,142	180,687
Cabriolet	22,089	31,962
A8	21,515	22,429
A2	10,026	19,745
TT Coupé	8,368	14,753
Allroad	4,295	14,842
TT Roadster	3,939	8,852
Q7	1,185	–
	823,136	**787,813**
SEAT		
Ibiza	168,645	183,754
Leon	98,130	90,850
Altea	65,174	67,125
Cordoba	37,568	46,821
Toledo	20,600	38,962
Alhambra	14,902	21,580
Arosa	–	9,368
	405,019	**458,460**
Lamborghini		
Gallardo	947	1,294
Murciélago Roadster	234	80
Murciélago	230	304
Gallardo Spyder	25	–
	1,436	**1,678**
Audi brand group*	**1,229,591**	**1,247,951**

* Includes the not fully consolidated vehicle-producing investment FAW-Volkswagen Automotive Company Ltd.

COMMERCIAL VEHICLES

Commercial Vehicles business line in the black again

Above-average growth in demand for Volkswagen MPVs, recreational vehicles and light commercial vehicles. Heavy trucks continue to lead the market in Brazil.

BUSINESS DEVELOPMENT

In 2005, the Commercial Vehicles business line again recorded a significant year-on-year increase in sales. At 395 thousand units, it sold 9.7% more vehicles to the dealership organization. Demand for the Caddy continued to be strong in the second year after its market launch. Worldwide sales amounted to 125,903 vehicles, including both the commercial vehicle model and the Caddy Life passenger car version. This corresponds to a 19.2% increase compared with the previous year. The Caravelle/Multivan and Transporter models also contributed to the success of the Commercial Vehicles business line. Sales of these vehicles rose by 10.4% to 178,285 units, placing them at the top of the registration statistics compiled by the Federal Bureau of Motor Vehicles and Drivers (KBA). The Commercial Vehicles business line continued to develop positively in Europe as well. While the markets grew by an average of 5%, the Caddy, Caravelle/Multivan and Transporter models recorded above-average double-digit growth rates.

Worldwide sales of the heavy trucks produced at the Resende plant in Brazil increased by 3.3% to 35,075 units in 2005. At a total of 30,193 units, the Commercial Vehicles business line sold 3.5% more heavy trucks (7 to 45 tonnes) than in the previous year, thereby remaining market leader in Brazil. Sales of buses were 4,882 (4,790) thousand units.

As a result of the increase in demand, the Commercial Vehicles business line recorded a 19.6% rise in production in 2005. A total of 402 thousand vehicles rolled off the assembly lines. The main production facility in Hanover manufactured 162 thousand (139 thousand) units of the Caravelle/Multivan, Transporter and LT series. At the Poznan plant in Poland, where the Caddy is also manufactured, production rose by 28.7% to 156 thousand vehicles in 2005. At the Resende plant in Brazil, heavy truck and bus chassis production once again reached record levels with 38,156 units (+12.8%).

COMMERCIAL VEHICLES

	2005	2004	%
Deliveries (thousand units)	401	334	+20.2
Vehicle sales	395	360	+9.7
Production	402	337	+19.6
Sales revenue (€ million)	7,297	5,994	+21.7
Operating result	102	−144	x
as % of sales revenue	1.4	−2.4	

SALES REVENUE AND EARNINGS

The Commercial Vehicles business line increased its sales revenue by 21.7% year-on-year to €7.3 billion. The clear growth in sales figures is above all attributable to the launch of the new Multivan/Transporter and Caddy models.

The higher sales volume and improved cost structures led to a substantial improvement in the operating result, which increased by €246 million to €102 million. However, the operating result was impacted by lower margins from a change in the vehicle mix and the continuing high depreciation charges resulting from the renewal of the product range.

PRODUCTION

Units	2005	2004
Caravelle/Multivan, Kombi	100,986	91,019
Transporter	76,970	57,533
Caddy Kombi	67,060	40,553
Caddy	60,785	54,190
Trucks	32,563	29,212
LT	32,359	29,928
Saveiro	21,794	25,125
Omnibus	5,499	4,899
LT Kombi	3,512	3,095
Golf Pickup	817	992
Commercial Vehicles	**402,345**	**336,546**

FINANCIAL SERVICES

Leading the field in mobility services

With the establishment of its own reinsurance company, the Financial Services Division is able to offer its customers exceptionally attractive automobile insurance solutions.

STRUCTURE OF THE FINANCIAL SERVICES DIVISION

The Financial Services Division consists of the Financial Services and Europcar business lines. The Financial Services business line comprises the European and Asian business of the Volkswagen Financial Services AG group and the financial services business of the North and South American subsidiaries of Volkswagen AG. The Volkswagen Financial Services group includes Volkswagen Financial Services AG, Volkswagen Bank GmbH and Volkswagen Leasing GmbH. The Europcar business line comprises the business of the Europcar group.

FINANCIAL SERVICES BUSINESS LINE

The Financial Services business line further expanded its activities in 2005: the opening of a branch in Greece at the beginning of the year was a further step for Volkswagen Bank GmbH in the implementation of its expansion strategy. The establishment of financial services company FSVision GmbH in the past year created a platform in Germany that can also be used by other financial service providers.

With the investment by the Volkswagen Group in LeasePlan Corporation in 2004 and the sale of Europcar Fleet Services' foreign companies to LeasePlan Corporation N.V. by Volkswagen Financial Services AG on September 29, 2005, we made significant progress in our restructuring measures in the areas of key accounts and fleet services. This has created the conditions necessary to leverage the growth potential of our fleet management business even more strongly.

Volkswagen Financial Services AG has established its own reinsurance company. In cooperation with Allianz Versicherungs-AG, this allows Volkswagen Financial Services AG to exert a greater influence on products and pricing in the field of automobile insurance and to offer its customers tailored insurance products. This type of cooperation between an automobile company and an insurer is unique in the German market and provides additional growth potential, with a manageable level of risk.

At 2.1 million, the number of new contracts in the financing, leasing and insurance businesses in 2005 remained on a level with the previous year. The number of contracts at December 31, 2005, increased by 0.9% to 5.9 million. In 2005, the share of vehicles financed or leased as a proportion of total deliveries in the Volkswagen Group, with unchanged credit eligibility criteria, was 30.3% (31.3%). There was also a marked increase in the total number of contracts recorded by the fleet management business. The number of fleet vehicles managed rose by 4.1% year-on-year to some 237 thousand automobiles. In our fleet management business, the number of contracts recorded by our joint venture company LeasePlan increased substantially against the end of 2004.

The direct banking business at Volkswagen Bank also developed positively. At December 31, 2005, deposits reached a new high of €8.7 billion (+9.0%).

At the end of the year, a total of 617 thousand direct banking customers had accounts at Volkswagen Bank.

In fiscal year 2005, the Financial Services business line generated sales revenue of €8.3 billion (+9.8%). This increase was mainly attributable to expanded activities in customer financing and in the leasing business. Profit before tax improved by 16.8% to €972 million.

EUROPCAR BUSINESS LINE

Over the past fiscal year, the Europcar business line was able to further increase its rental business. Despite a difficult market environment, the Europcar group consolidated its leading position in the European market. The number of rental days increased to 36.3 million (+11.7%) compared with the previous year. The key factors behind this positive development were the systematic focus on customer needs and the quality strategy implemented by the Group. The planned extension of its franchise network now allows the Europcar group to offer its services in 145 countries around the globe.

In fiscal year 2005, one third of the Europcar fleet consisted of Group models. The Europcar business line contributed to the success of new Group models by introducing special offers to coincide with market launches.

We are currently examining all possibilities with regard to a strategic expansion, IPO or sale of the Europcar business line.

In 2005, the Europcar business line increased its sales revenue by 9.0% year-on-year to €1.3 billion. The profit before tax generated by the business line grew by 20.5% year-on-year to €101 million (figures before allocation of consolidation adjustments).

FINANCIAL SERVICES DIVISION

		Financial Services business line			Europcar business line[1]		
		2005	2004	%	2005	2004	%
Number of contracts	thousands	5,938	5,883	+0.9	–	–	–
Customer financing		3,072	2,992	+2.7	–	–	–
Leasing		1,181	1,233	–4.2	–	–	–
Service/Insurance		1,685	1,658	+1.6	–	–	–
Rental days	million	–	–	–	36.3	32.5	+11.7
Receivables[2] from	€ million						
Customer financing		25,596	23,387	+9.4	–	–	–
Dealer financing		9,282	8,974	+3.4	–	–	–
Leasing agreements		12,311	11,457	+7.5	–	–	–
Direct banking deposits	€ million	8,735	8,017	+9.0	–	–	–
Total assets	€ million	60,905	58,721	+3.7	3,362	2,667	+26.1
Equity	€ million	5,848	5,107	+14.5	407	307	+32.7
Liabilities[3]	€ million	52,744	51,526	+2.4	2,852	2,278	+25.2
Equity ratio	%	9.6	8.7		12.1	11.5	
Return on equity[4]	%	17.7	19.0		36.4	36.1	
Leverage[5]		9.0	10.1		7.0	7.4	
Operating profit	€ million	802	845	–5.1	131	82	+59.8
Profit before tax	€ million	972	832	+16.8	130	96	+35.5
Profit after tax	€ million	671	494	+35.6	105	74	+42.9
Employees at Dec. 31		7,093	7,443	–4.7	5,596	5,325	+5.1

1) Including allocation of consolidation adjustments between the Financial Services and Europcar business lines.
2) Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
3) Excluding provisions and deferred tax liabilities.
4) Profit before tax as % of average equity.
5) Liabilities as % of equity.

INNOVATION BORN OF TRADITION


BENTLEY

BENTLEY

>> Bentley Continental Flying Spur: Superior design through innovation

Walter Owen Bentley had a vision: to combine modern design with exceptional performance and craftsmanship in a new premium class. Bentley realized his goals and by the 1920s was already creating automobiles that conveyed a unique, powerful and authentic driving experience. This vision of innovative and perfect automobiles has characterized the Bentley brand to the present day. The latest example of Bentley design is the new Continental Flying Spur. This new model arrived on the market in 2005, two and a half years after the launch of the Coupé Continental GT, and is not only the fastest Bentley saloon of all time, but also the fastest saloon in the world. The four-wheel drive Continental Flying Spur boasts the same sporty genes as its two-door counterpart, largely thanks to its twelve-cylinder engine. Packing a powerful punch with 411 kW (560 bhp)* and twin turbocharger technology, this engine propels the Flying Spur to speeds of up to 312 km/h. Not to mention the typical Bentley torque – a highly impressive 650 Nm from 1,600 rpm.

* Fuel consumption in l/100 km: 26.4 urban; 12.7 extra-urban; 17.7 combined; CO_2 emissions in g/km: 423.



BUSINESS DEVELOPMENT

New model initiative successful

In 2005, the global economy grew at a slower pace. Nonetheless, the global automotive markets recorded a continuous upward trend. In the case of the Volkswagen Group, this was due in particular to the large number of new models launched.

GLOBAL ECONOMY GROWS AT SLOWER PACE

The growth of the global economy remained robust in 2005. Once again, favorable monetary conditions and the improved corporate earnings performance had a positive effect on economic development. However, sharp increases in the price of oil, steel and other raw materials meant that the growth rate of 3.2% was roughly one percentage point below that of the previous year.

North America

A combination of countercyclical monetary policy measures and high oil prices reduced growth in the USA to 3.5% (4.2%). In spite of the rising current account deficit, the US dollar succeeded in recovering against the euro and the yen. The Canadian economy grew by 3.0% (2.9%). In Mexico, the rate of economic expansion fell to 3.0% (4.4%) in spite of favorable export conditions for raw materials.

South America/South Africa

With a rate of approximately 2.5% (4.9%), the Brazilian economy recorded substantially weaker growth than the previous year. By contrast, economic development in Argentina continued to be very dynamic, with the gross domestic product (GDP) growing by 8.7% (9.0%). The South African economy again enjoyed a strong growth rate of 5.0% (4.5%).

Asia-Pacific

In the past year, economic growth diminished somewhat in the Asian emerging markets. China, however, remained the growth center of the East Asian region, with a 9.9% (10.1%) increase in GDP.

EXCHANGE RATE MOVEMENTS FROM DECEMBER 2004 TO DECEMBER 2005
INDEX IS BASED ON MONTH-END RATES, DEC. 31, 2004 = 100


USD to EUR
JPY to EUR
GBP to EUR
105
100
95
90
85
80
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

ECONOMIC GROWTH
PERCENTAGE CHANGE IN GDP


Global economy
USA
Western Europe
Germany
5
4
3
2
1
0
–1
2001
2002
2003
2004
2005

The Japanese economy continued its moderate upward trend, achieving its growth rate of 2.5% (2.6%) primarily through domestic demand.

Europe

In Western Europe, economic growth remained limited. Although exports were boosted by a weaker euro in the first half of the year, GDP growth fell to 1.5% (2.4%). The average rate of unemployment in the euro zone decreased by some 0.3 percentage points against the previous year. Growth in Central and Eastern Europe also dropped from 6.8% to 4.9%, but was nonetheless positive compared with Western European countries.

Germany

In 2005, the German economy was once again unable to overcome its weak growth. Owing in particular to the rise in unemployment (from 10.8% to 11.8%) and the decline in purchasing power, which in turn stemmed from an increase in inflation to 2.0% (1.6%), only a very moderate increase in consumer spending was recorded. GDP growth fell to 0.9% (1.6%).

INCREASE IN NEW PASSENGER CAR REGISTRATIONS, PARTICULARLY IN SOUTH AMERICA AND THE ASIA-PACIFIC REGIONS

In 2005, worldwide demand for passenger cars increased by 3.9% to 53.0 million vehicles, whereby above-average growth rates were attained in particular by South American markets and the key Asian markets of China and India. The world's largest market, the USA, again saw an increase in new passenger car registrations. Global automotive production increased by 3.0% to 64.7 million units, of which 54.7 million were passenger cars (+2.4%).

North America

In the period under review, overall demand in the North American passenger car market rose compared with the previous year. Lifted by extensive manufacturer sales incentives, new passenger car registrations in the USA amounted to 7.7 million units, an increase of 2.1% compared with the previous year. High petrol prices were largely responsible for a decline in sales in the light commercial vehicles segment – which, in the USA, includes Sport Utility Vehicle (SUV), crossover, minivan and pickup models – making a total of 9.3 million units, 0.9% less than the previous year. In Canada, there was a 3.1% increase in new passenger car registrations to 845 thousand vehicles. By contrast, passenger car sales in Mexico fell by 3.7% to 714 thousand units.

South America/South Africa

Overall development in South American passenger car markets was extremely positive. With sales of 1.6 million passenger cars and light commercial vehicles, the Brazilian domestic market saw a marked increase of 9.5% compared with 2004. By contrast, truck sales in Brazil experienced a slight decline (–3.3%). Vehicle exports exceeded the previous year's record substantially, with a total volume of 606 thousand passenger vehicles (+21.9%). In Argentina, the total volume of the passenger car market was 269 thousand vehicles, 36.3% more than the previous year. This means that the positive growth in demand is continuing for the third year since the economic crisis. In 2005, the South African passenger car market reached a new high of 423 thousand vehicles (+27.1%).

Asia-Pacific

Growth in the automotive markets of the Asia-Pacific region also continued in 2005. The Chinese passenger car market recorded the highest absolute demand growth in the world, with an increase of 25.1% to 3.3 million cars. Particularly in the second half of 2005, the high growth levels in the passenger car market can be attributed to the rise in purchasing power among private customers, combined with the substantially wider range of products available, particularly in the lower price segments. In Japan, the number of newly registered passenger cars fell marginally by 0.4% to 4.7 million. Growth in India, the third-largest automotive market in Asia, declined substantially compared with the high growth rates of the two preceding years; a total of 1.1 million cars were registered here, or 7.1% more vehicles than in 2004.

Europe/Remaining markets

In Western Europe, 14.5 million new vehicles were registered in the period under review, meaning that demand for passenger cars remained virtually unchanged from the previous year (–0.1%). This was due in particular to the negative impact of higher fuel prices, poor economic performance and continued high unemployment. While the French, German and Spanish markets showed positive developments, their British and Italian counterparts were unable to match the high number of new passenger car registrations achieved in previous years. The percentage of Western European new passenger car registrations accounted for by diesel vehicles rose to a new high of 49.5%. Demand trends for passenger cars varied considerably in the individual Central and Eastern European markets, leading to marginal overall growth in 2005. Although Russia (+9.9%), Romania (+48.5%) and the Ukraine (+25.3%) exceeded the previous year's level, the overall passenger car market declined in new EU member states in some cases significantly, such as Poland (–26.0%) and Hungary (–2.7%).

In the Remaining markets, there was an overall slight decline in the number of new passenger car registrations, notably in Turkey where sales fell by 2.8% to 439 thousand vehicles.

Germany

In Germany, demand for automobiles increased by 1.8% to 3.6 million in the year under review. The launch of new, low-cost models led to an increase in the number of new registrations in the second and third quarters of 2005. On a full-year basis, 2005 saw the best total market performance of the last four years, with the number of new passenger car registrations rising by 2.3% to 3.3 million vehicles. Sales of trucks with a gross vehicle weight of up to six tonnes amounted to 182 thousand units (–7.6%). 5.8 million automobiles were produced in 2005 (+3.4%). Exports by German manufacturers also continued to develop extremely positively at 4.1 million units (+4.0%). This means that record

VOLKSWAGEN GROUP DELIVERIES BY MONTH
VEHICLES IN THOUSANDS



2005
2004
550
500
450
400
350
300
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

export levels have been reached for the third year in a row.

NEW MODEL INITIATIVE 2005

In the year under review, the number of new models launched by the Volkswagen Group reached a new peak. The new models included: Fox, Polo, Golf GT, Golf R32, Golf Plus, Jetta, Passat saloon, Passat Variant, Audi RS 4, Audi A6 Avant, SEAT Leon, Bentley Continental Flying Spur, Bugatti Veyron 16.4 and Škoda Octavia RS.

VEHICLE DELIVERIES WORLDWIDE

In fiscal year 2005, the worldwide sales figures of the Volkswagen Group – excluding our Chinese companies – rose by 5.4% to 4,670,492 vehicles. With the inclusion of vehicle sales by our joint venture companies in China, the delivery volume grew by 3.2% to 5,242,793 vehicles – a record for the Volkswagen Group. As indicated by the chart above, the delivery levels to customers since May exceeded the corresponding levels from the previous year. The worldwide market share of the Volkswagen Group was virtually unchanged over the previous year.

The table on page 52 gives an overview of the delivery figures in our key markets and our share of the local passenger car market. The following sections describe the particular factors affecting the individual markets.

Deliveries in Europe/Remaining markets

Western Europe (including Germany) is our most important automobile market, accounting for 56.0% (54.2%) of deliveries. In particular, the Fox, Passat saloon, Škoda Octavia, Audi A3 Sportback, Audi A4, Audi A6 and the new SEAT Altea contributed to the increase in sales in this market. Above all, the new Passat recorded substantial growth rates, thereby building on the success of its predecessor models. There were also encouraging developments in deliveries of the Touareg, Multivan/Transporter, Caddy and Bentley Continental GT models. As a result, the Volkswagen Group was able to extend its position as market leader in Western Europe in 2005, with the Golf leading the registration statistics.

In Central and Eastern Europe, deliveries to customers experienced different trends in the individual markets. While demand for our models experienced a significant overall decline in the Polish and Slovakian markets, there was a sharp increase in other countries, notably Russia, Romania and the Baltic countries. Overall, it was possible to generate an increase of 5.6% in deliveries to these markets compared with the previous year. For the most part, this can be attributed to the Passat saloon, Touareg, Škoda Octavia, Audi A3, Audi A6, SEAT Altea and Caddy models.

In the Remaining markets, we increased deliveries to customers by 7.6% year-on-year. This can be attributed above all to a 5.7% increase in deliveries in Turkey.

Deliveries in Germany

In 2005, we surpassed the million mark with our deliveries to customers in the German passenger car market. With an 8.2% increase in deliveries, we outperformed the overall market development and further extended our market leadership with a share of 30.8% (30.5%). This is primarily due to a substantial increase in sales of the new Fox, Passat saloon and SEAT Altea models. However, the Caddy and the Škoda Octavia also recorded high double-digit growth rates. Based on their registration figures, a total of six Group models lead their respective segments: Fox, Polo, Golf, Audi A4, Touran and Multivan/Transporter. In addition, the Golf heads the list of all newly registered passenger cars in Germany.

DELIVERIES TO CUSTOMERS BY MARKET[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2005	2004		2005	2004
Europe/Remaining markets	**3,430,565**	**3,216,537**	**+6.7**		
Western Europe	**2,937,066**	**2,751,613**	**+6.7**	**18.9**	**18.0**
of which: Germany	1,032,804	954,573	+8.2	30.8	30.5
United Kingdom	357,931	346,237	+3.4	13.8	12.8
Spain	352,988	331,447	+6.5	21.8	20.8
Italy	265,414	241,473	+9.9	11.0	10.4
France	243,632	218,226	+11.6	11.0	10.2
Central and Eastern Europe	**351,570**	**333,013**	**+5.6**	**12.0**	**12.1**
of which: Czech Republic	84,362	83,383	+1.2	53.6	58.9
Poland	54,150	68,317	−20.7	20.7	20.2
Remaining markets	**141,929**	**131,911**	**+7.6**		
of which: Turkey	82,415	77,945	+5.7	11.4	11.4
North America	**525,573**	**572,192**	**−8.1**	**2.8**[2]	**3.1**[2]
of which: USA	311,653	337,166	−7.6	1.8[2]	2.0[2]
Mexico	174,937	196,813	−11.1	23.1	25.6
Canada	38,983	38,213	+2.0	4.5	4.5
South America/South Africa	**594,707**	**533,256**	**+11.5**	**18.9**	**19.8**
of which: Brazil	382,787	361,557	+5.9	24.0	23.9
Argentina	80,048	66,813	+19.8	27.1	30.8
South Africa	94,329	72,424	+30.2	21.5	21.3
Asia-Pacific	**691,948**	**756,650**	**−8.6**	**5.5**	**6.6**
of which: China[3]	572,301	648,490	−11.7	17.3	23.6
Japan	68,986	68,986	–	28.1[4]	28.7[4]
Worldwide	**5,242,793**	**5,078,635**	**+3.2**	**9.1**	**9.3**
Volkswagen brand group	3,588,422	3,521,694	+1.9		
Audi brand group	1,252,955	1,223,121	+2.4		
Commercial Vehicles	401,416	333,820	+20.2		

[1] Deliveries and market shares for 2004 have been updated to reflect subsequent statistical trends.
[2] Overall US market, includes passenger cars and light trucks.
[3] Until 2004: deliveries to dealer organization.
[4] Refers to import market.

WORLDWIDE DELIVERIES OF THE GROUP'S MOST SUCCESSFUL MODELS IN 2005
IN THOUSANDS OF VEHICLES



Golf
745
Passat/Santana
598
Polo
427
Jetta/Bora
427
Audi A4
325
Gol
291
Škoda Fabia
237
Škoda Octavia
233
0
100
200
300
400
500
600
700
800

Deliveries in North America

Fiscal year 2005 saw the US passenger car market still under tremendous competitive pressure due to the extensive discounting policies of other vehicle producers. Although the Volkswagen Group played a comparatively restrained part in these sales promotion activities, market conditions forced us to intensify our efforts in this regard compared with the previous year. Deliveries to customers fell by a total of 7.6% year-on-year. However, a positive contribution to our sales volume in the year under review was made by the newly launched Jetta, the Bentley Continental GT, the Audi A4 and the Audi A6. Accordingly, sales figures for the Volkswagen Group in November and especially in December were significantly greater than those of the same months in the previous year. In Canada, our delivery volume of 38,983 vehicles was slightly higher than that of the previous year, with the main growth attributable to the Jetta, Passat and Audi A6 models. In the Mexican market, the sales growth of the New Beetle, New Beetle Cabriolet, Audi A3 Sportback, Audi A4 and in particular the Caddy and Multivan/Transporter models could not offset the decline in sales of the other Group models.

Deliveries in South America/South Africa

The positive sales development in South America/South Africa continued in the past year with an increase of 11.5%. In Brazil, it was above all our entry-level Fox model that registered high double-digit growth rates. In the year under review, we delivered 96,768 of these models in Brazil; this corresponds to 25.3% of our entire delivery volume in Brazil. Sales figures for Brazil also include light commercial vehicles, of which we delivered 12.1% fewer than the previous year. Unit sales of our heavy trucks (in the 7 to 45 tonnes weight classes and bus chassis) that are produced in Brazil fell by 5.2%. Nonetheless, we retained our market leadership in the heavy trucks segment of the Brazilian market with a share of 27.8% (28.3%). In Argentina, there was a marked increase of 19.8% in deliveries of Group vehicles. This was primarily due to the growth in Fox models imported from Brazil, deliveries of which almost tripled. We also recorded strong growth in the sales of the Gol, Jetta, Audi A3 Sportback and Audi A4 models. Overall, we were able to retain our leading position in the Argentinian car market. In Argentina, we delivered 3,251 trucks and buses (+31.5%).

The upward trend in the South African market was also reflected in the deliveries by the Volkswagen Group, with our models recording a disproportionately high sales increase of 30.2%. This enabled us to further extend the leading position in the market with a share of 21.5% (21.3%). In particular, demand increased for the Polo, Golf, Caddy and Multivan/Transporter models.

Deliveries in the Asia-Pacific region

Our delivery volume fell in the Asia-Pacific region. This is largely due to market developments in China, which saw growing competitive pressure resulting from increased sales incentives. Nonetheless, we were able to maintain our leading position in the passenger car segment. Our overall deliveries to customers in the Japanese passenger car market remained on a par with the previous year. Positive developments were evident above all in sales of Golf, Touran, Audi A3 Sportback, Audi A6 and Bentley Continental GT models, all of which exceeded prior-year figures. In the other Asia-Pacific markets – including for example Australia and Taiwan – there was a particularly high level of customer demand for the Golf and the Polo.

ORDERS RECEIVED BY THE VOLKSWAGEN GROUP IN WESTERN EUROPE

The successful launch of our 2005 models was also reflected in orders. Demand for Group vehicles in Western Europe (including Germany) recorded a positive trend in 2005, with a 6.5% rise year-on-year. Particularly encouraging was the level of orders from Germany (+8.6%), France (+12.3%), Sweden (+17.4%) and Ireland (+16.2%).

With the exception of SEAT, all Group brands received more orders than in the previous year. Top performers in this regard were the Škoda brand with a 12.2% growth rate and the Commercial Vehicles business line (+16.0%).

At December 31, 2005, the Volkswagen Group held orders for 122,912 vehicles within Germany and for 226,818 units from the rest of Western Europe excluding Germany. Together, this corresponds to an 8.4% rise in our order level compared with December 31, 2004.

SALES TO THE DEALER ORGANIZATION

In fiscal year 2005, the Volkswagen Group – excluding its Chinese companies – sold a total of 4,760,211 vehicles to the dealership organization worldwide. This corresponds to a 4.0% increase compared with the previous year. However, sales in China decreased substantially compared with 2004. Including our Chinese joint venture companies, our worldwide sales volume amounted to 5,192,576 vehicles (+1.0%). The majority of our models – 80.4% (81.7%) – were sold in countries other than Germany. Nonetheless, owing to the sales drop in China, these sales fell by 0.7% to 4,173,479 vehicles. In Germany, demand growth for our models was very positive, increasing by 8.4% to 1,019,097 vehicles. As a result, the share of total sales generated in Germany rose to 19.6% (18.3%).

The main sales drivers were the Golf and the Touran, which are based on a common platform; with a total of 904,240 vehicles, they account for 17.4% of total unit sales. The entry-level model Fox recorded strong growth rates following its market launch in Europe in early 2005. High unit sales growth was also recorded by the Caravelle/Multivan and Transporter models. There were also substantial increases in the sales of our Škoda Octavia, Bentley Continental GT, Audi A3 Sportback, Audi A6 and Caddy models. However, sales of the Passat/Santana and the Jetta/Bora models fell slightly due to the model changes. Their share of Group sales dropped from 12.0 to 11.1% and from 8.4 to 7.9% respectively.

PRODUCTION

In the year under review, the Volkswagen Group – excluding the Chinese joint ventures – produced a total of 4,785,900 vehicles worldwide, equal to a year-on-year increase of 5.6%. Including the production volume of our Chinese joint venture companies, total production by the Volkswagen Group rose by 2.5% to 5,219,478 vehicles. The production of our new models was largely responsible for an improvement in production capacity utilization in the European, American and South African production plants concerned. In the year under review, heavy trucks and bus chassis production at Volkswagen do Brasil Ltda. in Resende, Brazil, once again reached record levels. By contrast, the production volume of the Chinese joint venture companies dropped by 24.1% compared with the previous year. The total production figure also includes 31,972 Ford Galaxy units (–9.9%), which are included in unit sales but not in deliveries to customers. The share of vehicles manufactured in Germany rose by 0.6 percentage points to 36.6% in fiscal year 2005. Our plants worldwide produced an average of 22,495 vehicles (+0.1%) per working day.

INVENTORIES

Inventories held by Group companies and the dealership organization worldwide in 2005 were below the level of the previous year. At December 31, 2005, the level of inventories was also substantially lower than that of the previous year. Inventories remained at the level required to supply our customers.

NUMBER OF EMPLOYEES

In fiscal year 2005, the Volkswagen Group, including the vehicle-producing joint ventures in China, employed an average of 345,214 people (+0.6%). 179,365 (+0.2%) or 52.0% (52.2%) of these employees worked at our companies in Germany. At the reporting date, the number of people employed by the Volkswagen Group was 344,902, a slight increase on the previous year (+0.7%). As well as increased production levels at Škoda and Volkswagen de Mexico, this rise was attributable primarily to the increase in headcount at AutoVision GmbH. The activities of this company include support for the core business of Volkswagen AG by providing personnel and by serving as an innovation platform. By implementing the ForMotion measures, it was possible to reduce staff levels, in particular at Volkswagen AG. At the end of the year, a total of 178,689 people worked in our companies in Germany (+0.8%), while the number of employees outside Germany was 166,213 (+0.6%). In the field of financial services, the number of employees fell slightly, owing primarily to the sale of the Europcar Fleet Services foreign companies.

Year-on-year, an additional 205 places for apprentices were also created across the Group.

VALUE CONTRIBUTION AS A CONTROL VARIABLE

The successful development of our Company is ensured by innovations and investments. In order to remain independent and to be successful in the capital markets, we must grow our enterprise value in a sustainable way. Only on the basis of an adequate earnings power can we secure the financial leeway that is necessary if we decide to finance future projects and innovations using the capital markets.

Accordingly, growing our enterprise value is the focal point of our financial objectives. A number of years ago, we defined value contribution* as a control variable linked to the cost of capital which enables us to measure the performance of the Automotive Division and its constituent business units, as well as of our individual products and projects.

COMPONENTS OF VALUE CONTRIBUTION

Value contribution is derived from two factors: operating profit after tax and the opportunity cost of invested capital. Operating profit is the measure we use to assess the economic performance of the Automotive Division. In order to arrive at a figure for profit after tax, we calculated an overall average tax rate of 35% on the basis of the various international tax rates.

The opportunity cost of capital is the product of invested capital and the cost of capital. Invested capital consists of total operating assets: property, plant and equipment, intangible assets, inventories and receivables, less non-interest bearing trade payables and payments on account received.

As the concept of value-based management is applied exclusively to our operating business activities, assets relating to investments in subsidiaries and associates and the investment of cash funds are not included when calculating invested capital. Interest earned on this capital must be recognized through the financial result.

DETERMINING THE CURRENT COST OF CAPITAL

The cost of capital is calculated as the weighted average of the required rates of return on equity and debt. The cost of equity is determined using the Capital Asset Pricing Model (CAPM). This model uses the yield on long-term Bunds as the risk-free rate, and also applies the general and specific risk premium attaching to investments in the equity market. The cost of debt is based on the average yield for long-term debt. In 2005, the effective cost of capital for the Automotive Division derived from the capital markets on this basis was 7.0%.

*The value contribution corresponds to the Economic Value Added (EVA®).

VALUE CONTRIBUTION AND RETURN ON INVESTMENT IN THE CURRENT FISCAL YEAR

The value contribution of the Automotive Division in 2005 was €–1,850 million (€–2,664 million). This year-on-year improvement was mainly due to a higher operating result, but also to lower capital costs. There were two reasons for the reduction in capital costs: firstly, the restriction on investments in property, plant and equipment together with active management of working capital helped further capital turnover as, compared with the previous year, invested capital grew at a considerably slower pace than the increase in sales revenue. Secondly, the falling interest rates in the capital markets brought about a reduction in the cost of capital.

Return on investment (ROI), i.e. the return on invested capital for a particular period, was 2.6% in 2005 (previous year: 1.3%). The marked increase of 1.3 percentage points compared with the previous year is attributable primarily to the improvement in operating profit and the no more than slight rise in invested capital.

More information on the financial control variables of the Automotive Division is available on the Internet at www.volkswagen-ir.de

COST OF CAPITAL AUTOMOTIVE DIVISION

%	2005	2004
Risk-free rate	3.3	3.8
DAX market risk premium	6.0	6.0
Volkswagen-specific risk premium (Volkswagen beta factor)	– (1.00)	0.3 (1.05)
Cost of equity after tax	**9.3**	**10.1**
Cost of debt	3.7	4.5
Tax (average rate 35 %)	–1.3	–1.6
Cost of debt after tax	**2.4**	**2.9**
Proportion of equity	66.7	66.7
Proportion of debt	33.3	33.3
Cost of capital after tax	**7.0**	**7.7**

VALUE CONTRIBUTION AUTOMOTIVE DIVISION

€ million	2005	2004[1]
Operating profit shown in segment reporting[2]	1,807	590
Share of operating profit of Chinese joint ventures	–119	222
Tax expense (average rate 35 %)	–591	–284
Operating profit after tax	**1,097**	**528**
Invested capital	42,105	41,458
Return on investment (ROI) in %	**2.6**	**1.3**
Cost of capital in %	7.0	7.7
Cost of invested capital	**2,947**	**3,192**
Value contribution	**–1,850**	**–2,664**

[1] Restated.

[2] See notes to the consolidated financial statements on pages 132 to 133.

OUTLINE OF THE LEGAL STRUCTURE OF THE GROUP

Volkswagen AG is the parent company of the Volkswagen Group. It develops vehicles and engines for the Group, but also produces and sells vehicles, in particular Volkswagen brand passenger cars and commercial vehicles. In its function as parent company, Volkswagen AG holds interests in AUDI AG, SEAT S.A., ŠKODA AUTO a.s., Volkswagen Financial Services AG and numerous other companies in Germany and abroad. An overview of the significant Group companies can be found in the notes to the consolidated financial statements (pages 179 to 181).

The Volkswagen AG Board of Management is the ultimate body responsible for managing the Group. The Supervisory Board appoints, monitors and advises the Board of Management and is consulted directly on all decisions that are of fundamental significance for the Group. One half of the Supervisory Board is made up of shareholder representatives, of whom eight are elected by the Annual General Meeting and two appointed by the State of Lower Saxony. The other half of the Supervisory Board is elected by the employees. The Chairman of the Supervisory Board, a shareholder representative elected by the Annual General Meeting, has a casting vote in the Supervisory Board, in accordance with the Mitbestimmungsgesetz (German Codetermination Act).

Information on the remuneration structure for the Board of Management and the Supervisory Board can be found in the notes to the Volkswagen consolidated financial statements (pages 174 to 178).

The Annual General Meeting resolves the appropriation of net profit, formally approves the actions of the Board of Management and the Supervisory Board, elects the shareholder representatives to the Supervisory Board and elects the auditors. The Annual General Meeting also resolves the Articles of Association, the purpose of the Company, amendments to the Articles of Association and essential corporate measures, the issuance of new shares, convertible bonds and bonds with warrants and the authorization to acquire treasury shares.

Further details are governed in particular by the German Stock Corporation Act, the Act on the Privatization of Shares of Volkswagenwerk Gesellschaft mit beschränkter Haftung of July 21, 1960, the German Codetermination Act and the Articles of Association.

ORGANIZATIONAL STRUCTURE OF THE GROUP

Volkswagen AG and the Volkswagen Group are managed by the Volkswagen AG Board of Management in accordance with the Volkswagen AG Articles of Association and the rules of procedure for the Volkswagen AG Board of Management issued by the Supervisory Board. The Articles of Association and rules of procedure stipulate that certain transactions require the approval of the Supervisory Board. In addition, the Board of Management exercises certain of its Group management functions in the Group Board of Management. This body consists of Board members and top managers to whom the Board of Management has transferred certain management functions. Within the framework laid down by law, the Group Management Board ensures that Group interests are taken into account in decisions relating to the brands and companies of the Volkswagen Group, and coordinates important questions affecting Group brands in general.

Each brand in the Volkswagen Group is managed by a senior brand manager. The Group targets and requirements laid down by Volkswagen AG or the Group Board of Management must be complied with in accordance with the applicable legal framework. The rights and obligations of the statutory supervisory bodies of the relevant brand companies remain unaffected. Matters that are of importance to the Group as a whole are submitted to the Group Management Board.

The companies of the Volkswagen Group are managed separately by their respective management. In addition to the interests of the company, management takes into account the interests of the Group and of individual brands in accordance with the framework laid down by law.

MAJOR CHANGES IN EQUITY INVESTMENTS

In 2005, two joint venture companies were established in China – Volkswagen FAW Engine (Dalian) Company Ltd. on April 13, 2005, and Shanghai Volkswagen Powertrain Company Ltd. on April 29, 2005. A 60% interest in both of these companies is held by Volkswagen (China) Investment Company Ltd. By producing technologically sophisticated engines for the Chinese vehicle-production joint venture companies, we are reinforcing the strategic orientation of our activities in China. In spite of tougher consumption and exhaust emission standards, we intend to achieve cost-effective production and to meet the legal requirements governing in-country manufacture under local management.

On October 13, 2005, Volkswagen AG took over the entire assets of its wholly-owned subsidiary Volkswagen Beteiligungs-Gesellschaft mbH, Wolfsburg, as part of a merger without liquidating the company. As a result of this merger, ownership of the Volkswagen AG ordinary shares held by Volkswagen Beteiligungs-Gesellschaft mbH was transferred directly to Volkswagen AG. The company continues to hold no voting rights from its treasury shares.

On September 29, 2005, we completed the sale of shares of Europcar Interrent Lease S.r.L., Rome, Europcar Renting, S.A., Madrid, and Unirent – Comércio e Alguer de Bens de Equipamento e Consumo, S.A., Lisbon, to LeasePlan Corporation N.V., Amsterdam, as announced in the context of the LeasePlan acquisition.

As part of its strategy of focusing on core business, Volkswagen AG sold its wholly-owned subsidiary gedas Aktiengesellschaft to T-Systems AG, a subsidiary of Deutsche Telekom AG; the sale is effective January 1, 2006, subject to the approval of the antitrust authorities

SUMMARY OF BUSINESS DEVELOPMENT

In spite of the unfavorable operating environment, particularly in the passenger car markets in the USA and China, fiscal year 2005 was a record year in terms of deliveries to customers. In the Western European and German passenger car markets, we were even able to extend our leading position. This success can be attributed largely to the high number of new models launched during the year. However, we are fully conscious of the fact that fiscal year 2005 only partially met our expectations. Nonetheless, we are one important step further on our growth path.

INNOVATION CREATES STABILITY





>> Bugatti Veyron 16.4: Innovation pushes back the limits

September 2005 saw the wheel come full circle: after almost 50 years without a new Bugatti emerging from the plant at Molsheim in Northeast France, the production of the Veyron 16.4 began on historical ground. This site, where Ettore Bugatti once created four-wheeled legends, is where a new era began for an automotive brand that is held by many enthusiasts to be the most fascinating and innovative of all time. The world's fastest production vehicle – capable of reaching speeds in excess of 400 km/h – features superior safety standards and outstanding drivability. What is more: with a powerful 16-cylinder engine (736 kW – 1,001 bhp)* under its bonnet, the Bugatti Veyron 16.4 is able to redefine the boundaries of the possible. By means of a rear wing that doubles as an ingenious airbrake, wind resistance is used to optimize vehicle deceleration. Thanks to pioneering materials such as carbon ceramic for the brake disks, the first Bugatti of the 21st century boasts the most effective brake system ever to be used in a road vehicle. Seeing this brake system in action is every bit as fascinating as witnessing the Bugatti's superb acceleration capabilities. Working parallel to the airbrake that is ready to kick in at speeds in excess of 200 km/h, the deceleration performance of this Bugatti is utterly unique among production vehicles.

* *Fuel consumption in l/100 km: 40.4 urban; 14.7 extra-urban; 24.1 combined;*
CO_2 emissions in g/km: 574

NET ASSETS, FINANCIAL POSITION AND EARNINGS PERFORMANCE

Automotive Division operating profit more than doubled

The ForMotion measures implemented are the first step towards a fundamental improvement in performance. In the Automotive Division, we have reduced investments in property, plant and equipment considerably and strengthened our liquidity position.

ADOPTION OF REVISED AND NEW IASs/IFRSs

The International Accounting Standards Board (IASB) has adopted a series of revisions to existing International Accounting Standards (IASs) and has issued new International Financial Reporting Standards (IFRSs). These must be applied for fiscal years beginning on or after January 1, 2005. We had already applied the revised IAS 1, 21, 36 and 38, and the new IFRS 3, prior to the effective date in our 2004 consolidated financial statements. We implemented the remaining new Standards at the beginning of fiscal year 2005: primarily the amended IAS 19 "Employee Benefits", IAS 32 and IAS 39 on the disclosure, presentation, recognition and measurement of financial instruments, as well as IFRS 2 "Share-based Payment" (further information can be found in the notes to the consolidated financial statements on pages 118 to 119). In particular, exercise of the option to take actuarial gains and losses directly to equity had a material effect.

CONSOLIDATED BALANCE SHEET BY DIVISION AS OF DECEMBER 31
ASSETS

€ million	Volkswagen Group 2005	Volkswagen Group 2004[2]	Automotive[1] 2005	Automotive[1] 2004[2]	Financial Services 2005	Financial Services 2004[2]
Noncurrent assets	**75,235**	**72,212**	**36,701**	**37,352**	**38,534**	**34,860**
Intangible assets	7,668	7,490	7,540	7,376	128	114
Property, plant and equipment	22,884	23,795	22,609	23,523	275	272
Leasing and rental assets	9,882	8,484	57	58	9,825	8,426
Financial services receivables	24,958	22,762	243	243	24,715	22,519
Noncurrent investments and other financial assets[3]	9,843	9,681	6,252	6,152	3,591	3,529
Current assets	**57,846**	**55,391**	**32,112**	**28,862**	**25,734**	**26,529**
Inventories	12,643	11,440	12,569	11,346	74	94
Financial services receivables	22,412	21,109	177	142	22,235	20,967
Receivables and other assets	10,811	9,688	8,242	7,786	2,569	1,902
Marketable securities	4,017	2,933	3,939	2,879	78	54
Cash and cash equivalents	7,963	10,221	7,185	6,709	778	3,512
Total assets	**133,081**	**127,603**	**68,813**	**66,214**	**64,268**	**61,389**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Restated.
[3] Including deferred taxes.

Accordingly, pension liabilities are recognized at their current value. The increase compared with the previous classification reduced the equity of the Volkswagen Group after recognition of deferred taxes. The restated prior-year amounts form the basis of the following discussion of our net assets, financial position and earnings performance.

CONSOLIDATED BALANCE SHEET STRUCTURE

In 2005, the Volkswagen Group's total assets increased by 4.3% to €133.1 billion. The increase was stronger in the Financial Services Division than in the Automotive Division.

There were only minimal changes to the structure of the consolidated balance sheet compared to December 31 of the previous year. The breakdown of assets, equity and liabilities in the Volkswagen Group balance sheet can be seen from the chart on the next page. Changes to the consolidated Group have no material effect on the comparability of the current and prior-year figures. Despite the actuarial losses for pension obligations in 2005, which amounted to €0.8 billion, the equity of the Volkswagen Group was €23.6 billion at the reporting date, a year-on-year increase of 4.3%. This increase was primarily due to the consolidated net profit for 2005 and the positive currency effects resulting from translation of the financial statements of our North and South American companies. The increase was also attributable to the exercise of convertible bonds from the fifth tranche of our stock option plan. The equity ratio for 2004 was recalculated as 17.8% owing to the retrospective application of accounting policies under IAS 19 and IAS 32. At the end of 2005, this figure remained unchanged at 17.8%. Increases resulting from the change in accounting policies related mainly to provisions for pensions.

AUTOMOTIVE DIVISION BALANCE SHEET STRUCTURE

Total assets in the Automotive Division rose by 3.9% year-on-year to €68.8 billion. Noncurrent assets were slightly below the previous year's level

CONSOLIDATED BALANCE SHEET BY DIVISION AS OF DECEMBER 31
EQUITY AND LIABILITIES

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2005	2004[2]	2005	2004[2]	2005	2004[2]
Equity	**23,647**	**22,681**	**17,391**	**17,267**	**6,256**	**5,414**
Equity attributable to shareholders of Volkswagen AG	23,600	22,634	17,344	17,221	6,256	5,413
Minority interests	47	47	47	46	–	1
Noncurrent liabilities	**56,125**	**56,230**	**28,662**	**28,602**	**27,463**	**27,628**
Noncurrent financial liabilities	31,014	32,376	6,545	7,527	24,469	24,849
Provisions for pensions	14,003	12,633	13,816	12,481	187	152
Other liabilities[3]	11,108	11,221	8,301	8,594	2,807	2,627
Current liabilities	**53,309**	**48,692**	**22,760**	**20,345**	**30,549**	**28,347**
Current financial liabilities	30,992	28,885	4,266	4,122	26,726	24,763
Trade payables	8,476	7,434	6,913	6,218	1,563	1,216
Other liabilities	13,841	12,373	11,581	10,005	2,260	2,368
Total equity and liabilities	**133,081**	**127,603**	**68,813**	**66,214**	**64,268**	**61,389**

1) Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
2) Restated.
3) Including deferred taxes.

CONSOLIDATED BALANCE SHEET STRUCTURE 2005
IN PERCENT


Noncurrent assets
56.5
Current assets
43.5
Total assets
0
10
20
30
40
50
60
70
80
90
100
Total equity and liabilities
17.8
Equity
42.2
Noncurrent liabilities
40.0
Current liabilities

(–1.7%). However, current assets rose by 11.3%, primarily due to the increase in inventories because of the product program and a higher level of securities and cash.

In the Automotive Division, equity at the end of 2005 was 0.7% more than the level at December 31, 2004. In noncurrent liabilities, there was an increase in provisions for pensions, as mentioned earlier. Increases in other provisions and trade payables led to a rise in current liabilities.

FINANCIAL SERVICES DIVISION BALANCE SHEET STRUCTURE

In addition to the continued expansion of business activities, the effects of currency translation resulted in total assets in the Financial Services Division increasing by 4.7% year-on-year to €64.3 billion. This accounts for approximately 48% of total Group assets. There was a marked rise in both current and noncurrent financial services receivables. Increased leasing and rental assets together with higher receivables from customer financing, which resulted from additional finance lease receivables, led to a 10.5% rise in noncurrent assets. Current assets fell by 3.0% compared with December 31, 2004, primarily due to the higher level of the previous year brought about by temporary cash holdings.

At December 31, 2005, the Financial Services Division reported a year-on-year increase in equity of €0.8 billion. This rise was largely due to a capital increase at Volkswagen Financial Services AG and to the current profit. Noncurrent liabilities were virtually on a level with the figure at the end of the previous year (–0.6%), while the increase in deposits at Volkswagen Bank *direct* to €8.7 billion was one of the factors contributing to the 7.8% rise in current liabilities. The debt/equity ratio improved to 8:1 (9:1).

FINANCIAL POSITION AND CASH AND CASH EQUIVALENTS IN THE GROUP

The financial position of the Volkswagen Group continued to improve in 2005. Following an overview of liquidity development, the two following sections address the operating factors by division.

In fiscal year 2005, the Volkswagen Group generated a gross cash flow of €10.6 billion, 8.1% more than in the previous year.

Following the substantial reduction in funds tied up in working capital in 2004 (by €1.6 billion), we were able to further reduce working capital by €166 million in 2005.

CASH FLOW STATEMENT BY DIVISION

€ million	Volkswagen Group 2005	Volkswagen Group 2004[2]	Automotive[1] 2005	Automotive[1] 2004[2]	Financial Services 2005	Financial Services 2004[2]
Profit before tax	1,722	1,088	620	160	1,102	928
Income taxes paid	-354	-21	-83	296	-271	-317
Depreciation and amortization expense	8,654	8,618	7,011	6,799	1,643	1,819
Change in pension provisions	137	300	127	292	10	8
Other noncash income/expense[3]	485	-142	514	65	-29	-207
Gross cash flow	**10,644**	**9,843**	**8,189**	**7,612**	**2,455**	**2,231**
Change in working capital	**166**	**1,614**	**-77**	**1,269**	**243**	**345**
Change in inventories	-720	178	-740	172	20	6
Change in receivables	-757	-4	-598	220	-159	-224
Change in liabilities	429	687	88	145	341	542
Change in other provisions	1,214	753	1,173	732	41	21
Cash flows from operating activities	**10,810**	**11,457**	**8,112**[4]	**8,881**[4]	**2,698**	**2,576**
Cash flows from investing activities	**-10,466**	**-15,078**	**-5,721**	**-7,046**	**-4,745**	**-8,032**
of which: acquisition of property, plant and equipment	-4,434	-5,550	-4,316	-5,425	-118	-125
capitalized development costs	-1,432	-1,501	-1,432	-1,501	–	–
change in leasing and rental assets (excluding depreciation)	-2,950	-1,942	-43	-35	-2,907	-1,907
change in financial services receivables	-1,948	-4,801	0	-78	-1,948	-4,723
Net cash flow	**344**	**-3,621**	**2,391**	**1,835**	**-2,047**	**-5,456**
Change in investments in securities	-820	280	-813	263	-7	17
Cash flows from financing activities	-1,794	6,004	-1,147	-2,092	-647	8,096
Change in cash and cash equivalents due to exchange rate changes and changes in the scope of consolidation	12	22	44	24	-32	-2
Net change in cash and cash equivalents	**-2,258**	**2,685**	**475**	**30**	**-2,733**	**2,655**
Cash and cash equivalents at Dec. 31[5]	**7,963**	**10,221**	**7,185**	**6,710**	**778**	**3,511**
Securities and loans	5,843	4,112	4,332	3,027	1,511	1,085
Gross liquidity	**13,806**	**14,333**	**11,517**	**9,737**	**2,289**	**4,596**
Total third-party borrowings	-62,006	-61,261	-10,811	-11,649	-51,195	-49,612
Net liquidity	**-48,200**	**-46,928**	**706**	**-1,912**	**-48,906**	**-45,016**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.
[3] Relate mainly to fair value measurement of financial instruments and application of the equity method.
[4] Before consolidation of intra-Group transactions €8,719 million (€9,282 million).
[5] Cash and cash equivalents comprise bank balances, checks, cash-in-hand and call deposits.

Net cash used in investing activities was reduced dramatically by 30.6% to €10.5 billion, producing a positive net cash flow at Group level.

Through loan repayments and a temporary shift to securities, the level of cash and cash equivalents in the Group fell by 22.1% to €8.0 billion, while gross liquidity was just under the previous year's level at €13.8 billion. Total third-party borrowings rose due to year-on-year exchange rate changes, particularly the US dollar against the euro, so that there was a slight deterioration to €–48.2 billion (€–46.9 billion) in the net liquidity of the Group despite the operating improvement.

FINANCIAL POSITION IN THE AUTOMOTIVE DIVISION

The operational progress recorded by the Automotive Division in fiscal year 2005 was reflected in the gross cash flow, which increased to €8.2 billion. This was a 7.6% improvement on the previous year, in spite of the higher level of tax refunds in 2004.

Following the substantial decrease in working capital in 2004 (by €1.3 billion), 2005 saw a moderate increase in working capital by €77 million. This was due to the increase in inventories as a result of the diversification of the model range, as well as to growth in receivables.

We made tremendous progress in investing activities. We were able to further reduce investments in the Automotive Division without having to cut back on our new model initiative. Additions to property, plant and equipment fell by 20.4% to €4.3 billion. This improved the capex/sales ratio substantially from 6.8% to 5.0%. Capitalized development costs fell by 4.6% to €1.4 billion. Overall, net cash used in investing activities was reduced by €1.3 billion to €5.7 billion. The net cash flow generated by the Automotive Division rose by almost a third to €2.4 billion.

2005 saw a reduction in net cash used in financing activities compared with the previous year, which was marked by the capital increases implemented at Volkswagen Financial Services AG as part of the LeasePlan acquisition. Although funds were tied up by the repayment of debts and temporary investments in securities, the Automotive Division recorded an overall €475 million rise in cash and cash equivalents, so that the total figure for cash and cash equivalents at December 31, 2005, was €7.2 billion (€6.7 billion). Including securities, loans and third-party borrowings, the Automotive Division was able to generate positive net liquidity of €706 million.

FINANCIAL POSITION IN THE FINANCIAL SERVICES DIVISION

In the Financial Services Division, cash flows from operating activities increased by 4.7% to €2.7 billion in 2005. In view of the expansion of the leasing business, there was an increase in capital expenditure on leasing and rental assets. However, the increase in receivables from customer and dealer financing was lower in 2005, with the result that net cash used in investing activities in the

Financial Services Division was temporarily reduced to €4.7 billion (€8.0 billion). In the previous year, investing activities were also increased by the acquisition of shares in LeasePlan. Due to the reduction in the temporary increase in cash holdings in 2004, borrowings by the division were less than repayments to the market, giving rise to an overall outflow of funds from financing activities. Including securities and loans, gross liquidity amounted to €2.3 billion (€4.6 billion) at the end of the year. The year-on-year increase in total third-party borrowings by €1.6 billion to €51.2 billion is attributable to exchange rate changes, particularly those relating to the US dollar, the Brazilian real and sterling. As a result, net liquidity in the Financial Services Division amounted to a negative €48.9 billion at the end of the year (€−3.9 billion compared with 2004).

EARNINGS PERFORMANCE OF THE GROUP

Fiscal year 2005 saw a marked improvement in the earnings performance of the Volkswagen Group. This is due in particular to the Automotive Division. Overall, sales revenue rose by 7.1% year-on-year to €95.3 billion. At 72.4% (72.5%), the majority of sales revenue was generated outside Germany. The increase in cost of sales is primarily due to the increase in volume. Nonetheless, the success of the ForMotion program meant that the cost of sales grew at a slower pace than sales, resulting in a substantial year-on-year increase in the Group's gross margin from 11.8% to 13.5%. Volkswagen Group operating profit increased by 70.0% to €2.8 billion; the operating return on sales reached 2.9%, compared with 1.8% in the previous year.

INCOME STATEMENT BY DIVISION

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2005	2004[2]	2005	2004[2]	2005	2004[2]
Sales revenue	**95,268**	**88,963**	**85,673**	**80,253**	**9,595**	**8,710**
Cost of sales	82,391	78,430	75,539	72,207	6,852	6,223
Gross profit	**12,877**	**10,533**	**10,134**	**8,046**	**2,743**	**2,487**
Distribution expenses	8,905	8,167	8,177	7,460	728	707
Administrative expenses	2,383	2,309	1,686	1,644	697	665
Other operating income/expense	1,203	1,585	1,588	1,773	−385	−188
Operating profit	**2,792**	**1,642**	**1,859**	**715**	**933**	**927**
Financial result	−1,070	−554	−1,239	−555	169[3]	1
Profit before tax	**1,722**	**1,088**	**620**	**160**	**1,102**	**928**
Income tax expense	602	391	276	31	326	360
Profit after tax	**1,120**	**697**	**344**	**129**	**776**	**568**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.
[3] Excluding the dividend of one company in the Automotive Division.

SEGMENT REPORTING – SHARE OF SALES REVENUE BY MARKET 2005
IN PERCENT


Europe (excluding Germany)
45.2
Germany
27.6
North America
14.4
Asia/Oceania
5.5
South America
5.2
Africa
2.1
0
10
20
30
40
50
60
70
80
90
100

EARNINGS PERFORMANCE OF THE AUTOMOTIVE DIVISION

In fiscal year 2005, the Automotive Division generated sales revenue of €85.7 billion. The 6.8% rise in sales revenue was primarily due to higher unit sales volumes and a greater proportion of higher-value models sold. As in the previous year, the operating result was impacted by special items from product-related and structural measures as part of the ForMotion program; however, at €351 million (€395 million), this is slightly lower than in 2004. Nonetheless, completed and ongoing measures initiated in previous years with a view to optimizing product costs, process costs and overheads and to reducing one-time expenditure, combined with the growth in sales, meant that gross profit for the current fiscal year improved by approximately a quarter to €10.1 billion. As a result, the gross margin rose to 11.8% (10.0%). Distribution expenses rose by 9.6% over the previous year to €8.2 billion. This increase can be attributed mainly to the growing competitive pressure in key markets and the sales promotion activities which this necessitated. The ratio of distribution expenses to sales revenue increased slightly to 9.5% (9.3%).

In 2005, the administrative expenses of the Automotive Division amounted to €1.7 billion (+2.6%). The ratio of administrative expenses to sales revenue remained on a level with the previous year at 2.0%.

At €1.6 billion, net other operating income from the Automotive Division was 10.4% lower than the previous year. This decrease resulted mainly from currency effects in hedging foreign currency risks and in current accounts.

Overall, the operating profit was €1.9 billion (€0.7 billion), more than twice that of the previous year. However, both in absolute terms and at 2.2% of sales, this level continues to be unsatisfactory. The financial result, which primarily includes expenses from the scheduled interest cost added back on discounted noncurrent provisions, was well below the prior-year figure at €–1.2 billion. This was due in particular to lower income from joint ventures included at equity in the consolidated financial statements and negative effects from the fair value measurement of derivative financial instruments.

EARNINGS PERFORMANCE OF THE FINANCIAL SERVICES DIVISION

In fiscal year 2005, the Financial Services Division increased sales revenue by 10.2% to €9.6 billion. This rise was mainly due to the operating lease business and the higher interest income from dealer and customer financing. Gross profit in the Financial Services Division rose by 10.3% to €2.7 billion. This represents an unchanged high percentage of sales revenue, at 28.6%. Distribution expenses amounted to €728 million (€707 million). Owing to the expansion of business, there was an increase of €697 million (€665 million) in administration expenses. Measured as a proportion of sales revenue, however, administration costs (7.3%) were reduced to below the previous year's level (7.6%). The other operating result in the Financial Services Division worsened to €–385 million (€–188 million). This is principally due to higher allowances for doubtful accounts related to the increase in volume. In 2005, the operating profit in the Financial Services Division (€933 million) again exceeded the already high level of the previous year (€927 million); this corresponds to approximately a third of the Volkswagen Group's operating profit. The increase in the financial result of the Financial Services Division to €169 million (€1 million) is also attributable to the fact that LeasePlan's result from the previous year was only included on a pro rata basis.

KEY FINANCIAL FIGURES

%	2005	2004[1]	2003	2002	2001
Volkswagen Group					
Return on sales before tax	1.8	1.2	1.6	4.7	5.2
Return on sales after tax	1.2	0.8	1.2	3.0	3.4
Equity ratio	17.8	17.8	20.2	22.7	23.0
Dynamic gearing (years)[2]	0.2	0.2	0.2	0.2	0.2
Automotive Division[3]					
Change in unit sales	+1.0	+2.5	+0.4	–2.2	–1.1
Change in sales revenue	+6.8	+5.0	–1.4	–3.1	+4.3
Operating profit as a percentage of sales revenue	2.2	0.9	0.9	5.2	6.1
Return on investment after tax[4]	2.6	1.3	2.0	7.4	9.4
Cash flows from operating activities as a percentage of sales revenue	9.5	11.1	7.8	10.6	9.3
Cash flows from investing activities as a percentage of sales revenue	6.7	8.8	11.1	11.9	10.2
Investments in property, plant and equipment as a percentage of sales revenue	5.0	6.8	8.6	8.7	8.2
Equity ratio	25.3	26.1	30.2	35.2	34.8
Financial Services Division					
Increase in total assets	4.7	17.9	12.8	6.9	15.4
Profit before tax as a percentage of average equity	18.9	20.0	23.8	19.6	14.0
Equity ratio	9.7	8.8	7.5	7.6	8.1

[1] Restated.
[2] Ratio of cash flows from operating activities to current and noncurrent liabilities.
[3] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[4] For details, see Value-based management in the Business development section on page 57.

CONSOLIDATED PROFIT

In fiscal year 2005, the Volkswagen Group recorded a significant year-on-year increase in profit before tax by 58.2% to €1.7 billion. The success of the ForMotion program was the prime driver behind this rise. The return on sales increased by 0.6 percentage points to 1.8%. After deducting current and deferred income taxes, profit after tax amounted to €1.1 billion (+60.7%).

SUMMARY OF ECONOMIC POSITION

The Volkswagen Group's result in 2005 improved primarily thanks to the success of our ForMotion program. For example, we made initial progress in optimizing our cost structures, particularly in the Automotive Division. In addition, the Group's net cash flow returned to positive territory, thereby improving liquidity. However, the level of operating profit continues to be unsatisfactory, and substantial efforts must still be made for individual brands and certain Group markets if we are to return to the earnings level of 2000 and 2001. The table opposite gives an overview of the development of the Volkswagen Group over the past five years. More information about the economic position of the Volkswagen Group by business line and market can be found in the Divisions chapter starting on page 36.

VALUE ADDED STATEMENT

The value added statement indicates the added value generated in the year by a company as its contribution to the gross domestic product of its home country. In fiscal year 2005, the added value generated by the Volkswagen Group was up 8.0% on the previous year's figure, or €61,600 per employee (+7.0%).

VALUE ADDED GENERATED BY THE VOLKSWAGEN GROUP

Source of funds in € million	2005	2004*
Sales revenue	95,268	88,963
Other income	4,904	5,176
Cost of materials	-62,620	-58,239
Depreciation and amortization	-8,654	-8,618
Other upfront expenditures	-9,452	-9,277
Value added	**19,446**	**18,005**

Appropriation of funds in € million	2005	%	2004*	%
to shareholders (dividend)	450	2.3	409	2.3
to employees (wages, salaries, benefits)	14,644	75.3	14,038	78.0
to the state (taxes, duties)	1,047	5.4	1,024	5.7
to creditors (interest expense)	2,634	13.5	2,246	12.4
to the Company (reserves)	671	3.5	288	1.6
Value added	**19,446**	**100.0**	**18,005**	**100.0**

* Restated.

FIVE-YEAR REVIEW

	2005	2004*	2003	2002	2001
Volume Data (thousands)					
Vehicle sales (units)	**5,193**	**5,143**	**5,016**	**4,996**	**5,107**
Germany	1,019	940	916	908	969
Abroad	4,174	4,203	4,100	4,088	4,138
Production (units)	**5,219**	**5,093**	**5,021**	**5,023**	**5,108**
Germany	1,913	1,832	1,740	1,781	1,886
Abroad	3,306	3,261	3,281	3,242	3,222
Employees (yearly average)	**345**	**343**	**335**	**324**	**324**
Germany	179	179	174	168	167
Abroad	166	164	161	156	157
Financial Data in € million					
Income Statement					
Sales revenue	**95,268**	**88,963**	**84,813**	**85,293**	**87,303**
Cost of sales	82,391	78,430	74,099	71,082	72,779
Gross profit	**12,877**	**10,533**	**10,714**	**14,211**	**14,524**
Distribution expenses	8,905	8,167	7,846	7,560	7,554
Administrative expenses	2,383	2,309	2,274	2,155	2,154
Net other operating income	1,203	1,585	1,011	265	608
Operating profit	**2,792**	**1,642**	**1,605**	**4,761**	**5,424**
Financial result	−1,070	−554	−251	−775	−1,015
Profit before tax	**1,722**	**1,088**	**1,354**	**3,986**	**4,409**
Income tax expense	602	391	351	1,389	1,483
Profit after tax	**1,120**	**697**	**1,003**	**2,597**	**2,926**
Cost of materials	**62,620**	**58,239**	**53,849**	**51,606**	**53,437**
Personnel expenses	**14,644**	**14,038**	**13,878**	**13,313**	**13,213**
Balance Sheet at December 31					
Noncurrent assets	75,235	72,212	67,363	65,115	60,803
Current assets	57,846	55,391	50,783	43,781	43,621
Total assets	**133,081**	**127,603**	**118,146**	**108,896**	**104,424**
Equity	23,647	22,681	23,863	24,692	24,048
of which: minority interests	47	47	104	57	53
Noncurrent liabilities	56,125	56,230	46,270	39,769	32,064
Current liabilities	53,309	48,692	48,013	44,435	48,312
Total equity and liabilities	**133,081**	**127,603**	**118,146**	**108,896**	**104,424**
Cash flows from operating activities	**10,810**	**11,457**	**8,371**	**10,460**	**10,038**
Cash flows from investing activities	**10,466**	**15,078**	**15,464**	**16,016**	**15,191**
Cash flows from financing activities	**−1,794**	**6,004**	**11,423**	**4,623**	**6,983**

* Financial Data restated.

INNOVATION IS THE FUTURE




IN°Q701

>> Audi Q7: High-performance SUV sets new standards

One of the highlights of 2005 for the Audi brand was the world premiere of the Audi Q7 at the IAA in Frankfurt. Small wonder, given that the inventor of the quattro permanent four-wheel drive presented the high-performance SUV as one of the sportiest and most exclusive offroad vehicles of its time. With its array of outstanding features, the Audi Q7 is a classic example of the brand's innovative power. Take for example the "adaptive air suspension" with its "roll stabilization system" – the air suspension and the electronically controlled damping system combine to form a perfect synthesis of fascinating handling and supreme ride comfort. The dynamic benefits of the roll stabilization system are particularly evident on country roads, since body movements about the longitudinal axis are reduced to a minimum. Another innovative tour de force is the Audi side assist lane change assistant, a world first that eliminates the problem of "blind spots". The latest generation of Audi cruise control also makes a contribution to increasing safety – thanks to its "braking guard", the automatic distance control slows the SUV down to a standstill in critical situations. In addition, optimum lighting is ensured by a further two innovations: while "Xenon plus" and "adaptive light" turn night into day, the "open sky system" – a 1.7 meter long panorama glass roof – bathes the vehicle interior in daylight. Each of these systems is a prime example of Audi's innovative edge: Vorsprung durch Technik.

VOLKSWAGEN AG (CONDENSED, ACCORDING TO GERMAN COMMERCIAL CODE)

Improvement in gross profit on sales and financial result

NET INCOME FOR THE YEAR

In fiscal year 2005, Volkswagen AG's sales rose by 5.3% year-on-year to €50.2 billion. 60.5% (61.0%) of sales were generated outside Germany. Since the cost of sales rose at a slower pace, at 4.6%, a slightly positive gross profit on sales of €20.2 million was recorded. The 9.7% rise in selling expenses is mainly attributable to the increase in sales promotion measures necessitated by the intensified competitive situation. General and administrative expenses rose by 7.8% year-on-year. The ratio of selling, general and administrative expenses to sales was on a level with the previous year. The other operating result decreased by 9.7% to €873 million. This was due in particular to lower exchange rate effects relating to deliveries of goods and services. The financial result rose by 6.4% to €3.6 billion in 2005. Here, the increased income from investments was offset by higher write-downs of financial assets. Volkswagen AG's result from ordinary activities was €941 million at year-end, corresponding to a year-on-year increase of 20.2%.

NET ASSETS AND FINANCIAL POSITION

Volkswagen AG's total assets grew by 6.2% to €43.7 billion in 2005. There was a 33.5% reduction in investments in tangible and intangible assets, particularly in non product-related items; this is also due to the increased implementation of our modular strategy. These investments related primarily to

INCOME STATEMENT OF VOLKSWAGEN AG

€ million	2005	2004
Sales	**50,245**	**47,707**
Cost of sales	50,225	48,031
Gross profit on sales	**+20**	**−324**
Selling, general and administrative expenses	3,591	3,280
Other operating result	+873	+966
Financial result*	+3,639	+3,421
Result from ordinary activities	**+941**	**+783**
Taxes on income	200	278
Net income for the year	**741**	**505**
Retained profits brought forward	10	4
Appropriations to revenue reserves	290	90
Net retained profits	**461**	**419**

*Including write-downs of financial assets.

BALANCE SHEET OF VOLKSWAGEN AG AS OF DECEMBER 31

€ million	2005	2004
Fixed assets	21,351	22,439
Inventories	3,146	2,815
Receivables	9,056	9,969
Cash and bank balances	10,110	5,903
Total assets	**43,663**	**41,126**
Equity	11,064	10,674
Long-term debt	7,634	6,417
Medium-term debt	5,863	7,288
Short-term debt	19,102	16,747

new products at the production plants of Wolfsburg, Kassel and Emden. Similarly, financial investments were 27.6% lower than in the previous year, without accounting for the €4.0 billion additions from the merger of Volkswagen Beteiligungs-Gesellschaft mbH with Volkswagen AG. Overall, fixed assets fell by 4.8% to €21.4 billion compared with 2004.

Current assets rose by 19.4% to €22.3 billion. This was also due to the treasury shares of Volkswagen AG and other securities transferred following the merger of Volkswagen Beteiligungs-Gesellschaft mbH and Volkswagen AG. The reduction in receivables was offset by an increase in inventories. There was a significant increase in cash and bank balances.

Equity (including special tax-allowable reserves) rose by 3.7% to €11.1 billion, reflecting earnings development. The equity ratio fell by 0.7 percentage points to 25.3% owing to the increase in total assets. Provisions increased by 9.5% year-on-year to €16.9 billion as of December 31, 2005. Liabilities also rose to €15.7 billion (+4.6%), of which €11.5 billion (€10.9 billion) was interest-bearing.

DIVIDEND PROPOSAL

€290 million of the net income for the year was appropriated to other revenue reserves in accordance with section 58(2) of the AktG (German Stock Corporation Act). The Board of Management and Supervisory Board are proposing to the Annual General Meeting to pay a dividend of €449.6 million from net retained profits, i.e. €1.15 per ordinary share and €1.21 per preferred share.

PROPOSAL ON THE APPROPRIATION OF NET PROFIT

€	2005
Dividend distribution on subscribed capital (€1,093 million)	449,580,332.85
thereof on: ordinary shares*	322,242,014.05
preferred shares	127,338,318.80
Balance (carried forward to new account)	11,008,768.21
Net retained profits	**460,589,101.06**

* Excluding 41,719,353 own shares that would carry dividend rights if they were no longer held by the Company or its dependent companies on the date of the Annual General Meeting.

EMPLOYEE PAY AND BENEFITS AT VOLKSWAGEN AG

€ million	2005	%	2004	%
Direct pay including cash benefits	4,334	63.0	4,220	62.4
Social security contributions	965	14.0	961	14.2
Compensated absence	800	11.6	851	12.6
Old-age pensions	780	11.4	733	10.8
Total expense	**6,879**	**100.0**	**6,765**	**100.0**

SALES TO THE DEALER ORGANIZATION

In fiscal year 2005, Volkswagen AG sold 2,151,991 vehicles to the dealer organization. This corresponds to an 8.0% increase compared with the previous year. The percentage of vehicles sold outside Germany fell slightly to 66.5% (66.9%).

PRODUCTION

Output at Volkswagen AG's vehicle production plants (Emden, Hanover and Wolfsburg) increased by 2.3% to 956,108 vehicles. This rise was due firstly to the higher number of new Golf Plus and Passat models produced, and secondly to the success of the Commercial Vehicles business line. Average daily production at Volkswagen AG fell by 2.4% year-on-year to 4,128 units.

NUMBER OF EMPLOYEES

At December 31, 2005, a total of 101,028 people were employed at the sites of Volkswagen AG, excluding staff employed at subsidiaries. This was 1.5% fewer than in the previous year. The total number of employees includes 4,462 apprentices.

The percentage of female employees was 13.8% (13.4%) of the total headcount of Volkswagen AG. The Group employed 3,431 (3.4%) part-time workers. The percentage of foreign employees was 6.9% (7.2%). In total, 64.8% (63.7%) of employees held a vocational qualification in an area relevant to VW, while 11.2% (11.2%) were graduates. The average age of Volkswagen employees in 2005 was 41.1.

RESEARCH AND DEVELOPMENT

In Volkswagen AG's annual financial statements prepared in accordance with the Handelsgesetzbuch (HGB – German Commercial Code), research and development costs fell by 15.8% year-on-year to €2.0 billion. On December 31, 2005, 9,786 people were employed in this area.

PURCHASING VOLUME

The purchasing volume across the six Volkswagen AG sites in Germany increased to €22.8 billion (+9.4%), of which 71.4% (72.7%) was sourced from German suppliers. Of the total purchasing volume, €18.4 billion (€16.4 billion) was spent on production materials and €4.4 billion (€4.4 billion) on capital goods and services.

EXPENDITURE ON ENVIRONMENTAL PROTECTION

Expenditure on environmental protection consists of investments and operating costs. The increased investment in environmental protection resulted mainly from the rise in product-related measures, which amounted to €18 million in 2005. Examples of this are diesel particulate filters and investments in plant and equipment made in order to comply with the Euro 5 emissions standard. A total of €9 million was invested in product-related environmental protection measures. Operating costs relating to environmental protection decreased by 3.9% to €194 million.

VOLKSWAGEN AG EXPENDITURE ON ENVIRONMENTAL PROTECTION

€ million	2005	2004	2003	2002	2001
Investments	27	16	24	32	33
Operating costs	194	202	195	187	191

OPERATING COSTS FOR ENVIRONMENTAL PROTECTION AT VOLKSWAGEN AG IN 2005

SHARE OF ENVIRONMENTAL PROTECTION AREAS AS PERCENT



Water pollution control
37.8
Waste management
37.5
Air pollution control
18.0
Soil clean-up
3.7
Noise control
1.8
Conservation/landscape care
1.2
0
10
20
30
40
50
60
70
80
90
100

BUSINESS DEVELOPMENT RISKS AT VOLKSWAGEN AG

The business development of Volkswagen AG is exposed to essentially the same risks as the development of the Volkswagen Group. These risks are explained in the Risk Report on pages 94 to 99 of this Annual Report.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Risks for Volkswagen AG arising from the use of financial instruments are the same as those to which the Volkswagen Group is exposed. An explanation of these risks can be found in the Risk Report on pages 98 to 99 of this Annual Report.

DEPENDENT COMPANY REPORT

The Board of Management of Volkswagen AG has submitted to the Supervisory Board its report on the past fiscal year in accordance with section 312 of the German Stock Corporation Act (AktG), containing the following concluding declaration:

"We declare that, based on the circumstances known to us at the time when the transactions with affiliated companies within the meaning of section 312 of the German Stock Corporation Act (AktG) were entered into, our Company received an appropriate consideration for each transaction. No transactions or measures were either undertaken or omitted on the instructions of or in the interests of the State of Lower Saxony or other affiliated companies in the year under review."

The annual financial statements of Volkswagen AG prepared in accordance with the German Commercial Code (HGB) will be announced in the Bundesanzeiger (Federal Gazette) and filed with the commercial register at the Wolfsburg Local Court. They may be obtained free of charge from Volkswagen AG at the address shown under Contact Information in this Annual Report.




INNOVATION IS AGILITY
9553 DKC

>> SEAT Leon: Innovation guarantees driving pleasure

"Auto emoción" is more than just a slogan, it is the heart and soul of the SEAT brand expressed in two words. Launched in 2005, the SEAT Leon is a prime example of the emotional and sporty design that is the calling card of this Spanish company. Its Agile Chassis – a SEAT-specific attribute that ensures sporty driving – together with the integrated four-arm multilink axle, is one of the outstanding features of the new SEAT model generation. This combines ultra-precise and agile handling characteristics with superior comfort levels. In addition, the new SEAT Leon has increased active safety thanks to a state-of-the-art Electronic Stability Program (ESP) with Driver Steering Recommendation (DSR). In critical situations, the Electronic Stability Program sends a signal to the steering, prompting the driver to intuitively counteract any problems. In this way, the Driver Steering Recommendation succeeds in reducing the braking distance by five to ten percent, particularly on roads with different coefficients of friction (e.g. dry on the left, rain or snow on the right). Most importantly, it is still the driver who ultimately decides how to react.

VALUE-ENHANCING FACTORS

Passion and performance as a basis for customer-oriented processes

We are working to develop tomorrow's mobility solutions for our customers. To this end, we are creating innovative processes in operational areas. This is made possible by the commitment and creativity of our employees. Sustainability is the watchword in all parts of the Group when it comes to environmental issues.

In addition to the financial performance indicators outlined earlier, there are also a number of non-financial performance indicators that are of key importance for the development of the Volkswagen Group. In the areas of research and development, procurement, production, sales and quality assurance, we have created processes that grow our enterprise value on a sustainable basis. Other value-enhancing factors include our employees and a sustainable approach to using resources.

MAIN DEVELOPMENT AREAS REFLECTED IN PRODUCT ROLLOUT

In fiscal year 2005, research and development activities focused primarily on improving functionality, quality, safety standards and the environmental compatibility of Group products. In the case of all new models, advances that we achieved during the development process were systematically implemented in the product:

In terms of functionality, the Fox is the first entry-level model to feature a new body concept that creates a superior sense of spaciousness in the interior in spite of the vehicle's compact outer dimensions. In addition to its outstanding design, the new Passat also boasts an array of optimized and newly developed features, with numerous innovative functions and comfort features that were previously the reserve of the premium segment. These include the electronic parking brake and the new "Press and Drive" starting system. Another highlight is the automatic distance control feature known as Adaptive Cruise Control (ACC). And, needless to say, the safety features are superb: every Passat offers excellent occupant protection – as confirmed by external sources, notably the European New Car Assessment Programme (EuroNCAP) test, in which the Passat was awarded five out of a possible five stars.

In September 2005, the new Volkswagen Eos Convertible Coupé was unveiled to the world at the International Motor Show (IAA) in Frankfurt. Its unique, innovative five-piece CSC roof is a coupé, sunroof and cabriolet roof all rolled into one. With its functionality and loving attention to detail, this new four-seater is suitable for everyday driving all year round.

In 2005, we presented a world first with the Golf GT: its TSI® engine is the first series-produced passenger car engine to boast a twin charger – a combination of direct petrol injection and dual charging with a mechanically driven supercharger and a secondary turbocharger that delivers outstanding performance while keeping consumption levels low. With the launch of the new Caddy and Touran-EcoFuel natural gas models at the beginning of 2006, we have made another valuable contribution to reducing fuel consumption and emissions.

The innovative Audi Q7, showcased by the Audi brand at the IAA, features the new Audi side assist – an active safety system that helps drivers change lanes and warns them when a vehicle could be obscured by a blind spot. The Audi A6 Avant was also fitted with a new innovation – LED rear lights that respond faster than conventional lights. Audi engineers are also working on an intelligent form of rear light that warns drivers behind of an emergency braking maneuver and which uses sensors to adapt its light intensity to prevailing light and visibility conditions.

STUDIES POINT THE WAY TO THE FUTURE

In addition to the exciting array of newly launched models, numerous concept cars were also unveiled in 2005. At the North American International Auto Show in Detroit in early January, the Volkswagen Passenger Cars brand presented the Ragster – the future of that most unique of Volkswagens, the Beetle. Besides the noticeably lower roof with its large ragtop, the wings, bumpers, headlights and rear lights also underwent a makeover. The Audi brand attracted the interest of sporty drivers too: the allroad quattro study is based on the new Audi A6 Avant and is characterized by substantial ground clearance, with visible underbody protection and a striking front and rear. As well as this, the vehicle also comes with the Audi lane assist feature: to help avoid accidents, the steering wheel vibrates whenever the driver moves out of lane without signaling. March saw the Škoda brand take the public by surprise at the Geneva Motor Show with its Yeti study – a modern, compact and extremely functional Sports Utility Vehicle. At the same event, the SEAT brand presented the coupé-style prototype of the Leon, thus hinting at how the future production model will look. Also in Geneva, Lamborghini exhibited "Concept S" – an extreme and futuristic interpretation of a roadster.

At the Tokyo Motor Show in October 2005, the Volkswagen brand presented the prototype of the EcoRacer, which may well go down in history as one of the most economical sports cars of its time. It combines emotional and sophisticated sportiness with exceptional fuel-efficiency and versatility – a rare and eminently fascinating marriage of opposites with an average fuel consumption of 3.4 l and a top speed of 230 km/h.

In Tokyo, the Audi brand treated enthusiasts to a revelation in the sporty compact class: the Shooting Brake Concept study offers a further innovative interpretation of the current Audi design language and combines the powerful dynamics of a sports car with superb functionality and a new sense of spaciousness.

SYSTEMATIC INNOVATION MANAGEMENT GEARED TOWARDS CUSTOMER REQUIREMENTS

Irrespective of whether innovations are integrated into new models to reflect technological advances or customer demand, global scouting – the practice of visiting markets to sample and take on board local trends – is of prime importance in both instances. This is because customer preferences vary enormously in our markets across the globe. Individuality is prized everywhere, and the characteristics of different regions must be taken into account in order to succeed in the local market. It was with a view to zoning in more closely on this regional influence that, for instance, an interdisciplinary team of engineers, sales people, marketing experts and designers was sent to the USA for the "Moonraker" project in 2005. Here, they capture the specific American spirit, express it in technological terms and transfer it to the development departments. Following the success of these scouting activities, we now plan to translate them to other relevant markets.

Using a centralized system, we keep track of innovations based on customer requirements and new technological solutions. In this way, we are able to match innovations with individual models, thereby increasing their competitive edge. 2005 also saw the introduction of product workshops, events where employees from all parts of the company involved in the product development process come together to optimize not only customer-related aspects, but also product costs.

EMPLOYEES SUCCESSFUL WITH PATENTS

In 2005, we secured 1,340 patents for the Volkswagen Group, of which 1,024 were in Germany and 316 abroad. The large number of patent applications once again indicates the highly innovative nature of our employees. The patent applications were in particular related to the area of combustion engines.

YEAR-ON-YEAR REDUCTION IN CAPITALIZED DEVELOPMENT COSTS

Research and development costs in the Automotive Division were somewhat lower in the year under review than in the previous year. At the same time the progress of development activities for individual projects meant that a smaller proportion was capitalized, which in turn led the capitalization ratio to fall to 35.1% (36.1%). The research and development costs recognized in the income statement in accordance with IFRSs amounted to 4.8% (4.7%) of the Automotive Division's sales revenue.

Including the vehicle-producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd., which are accounted for using the equity method, the Research and Development function employed 21,856 people Group-wide (+1.9%) at December 31, 2005. This corresponds to 6.3% of the total headcount.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

€ million	2005	2004	%
Total research and development costs	4,075	4,164	−2.1
of which capitalized	1,432	1,501	−4.6
Capitalization ratio in %	35.1	36.1	
Amortization of capitalized development costs	1,438	1,134	+26.8
Research and development costs recognized in the income statement	**4,081**	**3,797**	**+7.5**

SUPPLIER MANAGEMENT AS A KEY COMPONENT OF OUR PROCUREMENT STRATEGY

In 2005, the main focus of our supplier management activities was on involving suppliers to a greater extent in our cost optimization initiatives. After two years, we brought the PPO program – which involved working closely with our suppliers to analyse potential along the entire value chain – to a successful close. Nonetheless, supplier integration continues to be a key factor in our procurement strategy. For this reason, the first ever supplier workshop meeting was held in the year under review; over a number of days, selected suppliers worked together with staff from our procurement and technical development areas with a view to optimizing costs. With the additional support of the production, quality assurance and sales areas, it was possible to identify a nine-digit savings potential and to determine how this could be achieved.

INTERNATIONAL MARKETS AS A PROCUREMENT SOURCE

We see the use of procurement markets worldwide as an important means of driving value. Germany and its West European neighbors continue to be the main sources of procurement for the Volkswagen Group, primarily owing to their technical expertise and geographical proximity to our production locations and extended supplier base. In the wake of the eastward expansion of the EU, we have also increased procurement activities in Eastern Europe and are already enjoying additional price and locational advantages. North America also plays an important role in our procurement activities. Nonetheless, in addition to traditional markets, emerging countries such as China, India and Russia are increasingly attractive for us as supply sources. Their key advantages are that our local production facilities, for example in China, can be supplied directly and offer significant potential for optimizing costs, particularly with regard to vehicles manufactured in Europe. When expanding our procurement activities in these countries, we take into account factor costs, exchange rate effects and local supplier expertise as regards quality and development.

QUALITY ASSURANCE EMBEDDED IN THE SUPPLY CHAIN

In the year under review, we extended our close cooperation with suppliers by initiating a new quality drive in the area of procurement. The aim of this initiative is to reduce shortcomings in supplied parts that have an impact on customer satisfaction. In 2005, the focus of our activities was on the introduction of ways to inspect the quality of painted surfaces in the vehicle interior. Overall, we are using this competition-driven campaign to establish a fixed base of suppliers offering solid and sustainable quality.

PURCHASING VOLUME

The purchasing volume of the Volkswagen Group grew by 9.7% to €66.1 billion in the year, of which 52.1% (56.2%) was sourced from domestic suppliers.

SUCCESSFUL PRODUCTION START-UPS

For the Volkswagen Group, 2005 was characterized by new model initiatives, with a wide variety of new products and start-ups. A total of 18 new vehicles went into production at our plants across the world. Among the most important production start-ups were the Audi Q7 and the Bugatti Veyron 16.4.

FLEXIBLE PRODUCTION

The production output of the Volkswagen Group is the result of interaction between 44 production locations worldwide; vehicles are manufactured at a total of 32 Group locations. "Multi-brand locations" – plants producing models from several Group brands – are becoming more and more important. The advantage of these locations is that they permit us to react very quickly to market trends and to use existing technology and expertise even more intensively. A prime example is the production of the Audi Q7 at the Bratislava plant, where it can draw on the technology and expertise used to manufacture the Touareg. As well as this, we are continuing to use the proven turntable concept in order to react flexibly to fluctuations in demand – this means that different types of vehicles can be manufactured on the same production lines, depending on the individual demand levels. For example, the Polo is a "multi-location product" that can be manufactured at five different plants simultaneously if required.

INNOVATIVE PRODUCTION PROCESSES

Parallel to increasing the flexibility of our production activities over the past year, we have analysed and optimized our production standards with a view to increasing our productivity and reducing our production costs. Employees belonging to the individual brands and plants have joined forces to develop uniform production standards, the implementation of which is overseen by the Group. The outcome was a set of standardized production workflows that serve as a solid basis for a cost-optimized production system.

In future, we plan to develop new production technology across the Group by implementing a uniform system known as "scouting". By adopting this approach, which is closely linked to the research and development scouting process, we can ensure that scientific innovations are used early on in the production process.

PURCHASING VOLUMES BY BUSINESS LINE AND MARKET

€ billion	2005	2004	%
Volkswagen brand group	43.2	40.0	+8.1
Audi brand group	20.8	18.3	+13.6
Commercial Vehicles	2.1	1.9	+7.9
Volkswagen Group	**66.1**	**60.2**	**+9.7**
Europe/Remaining markets	53.7	49.4	+8.6
North America	2.8	2.1	+33.3
South America/South Africa	5.1	3.7	+38.1
Asia-Pacific	4.5	5.0	−10.4

VEHICLE PRODUCTION LOCATIONS OF THE VOLKSWAGEN GROUP
SHARE OF AGGREGATE PRODUCTION 2005 AS PERCENT

North America
1 location (6%)

Europe*
22 locations (68%)

Asia
3 locations (12%)

South America
5 locations (12%)

South Africa
1 location (2%)

* Of which Germany 8.

NUMEROUS PRODUCTION MILESTONES

At the end of May, the 100 millionth vehicle bearing a VW badge rolled off the assembly line at our main plant in Wolfsburg. In the same month, the SEAT plant in Martorell, Spain, celebrated the production of its five millionth vehicle. Almost half a year later, in November, the Wolfsburg plant announced yet another production milestone: the 24 millionth Volkswagen Golf. Also in November, the Škoda brand delivered its five millionth vehicle since joining the Volkswagen Group in 1991. The beginning of December saw the continuation of a more recent success story when the 500,000th Touran left the Auto 5000 GmbH production shop in Wolfsburg. The last major milestone of the year was celebrated by the Brussels plant, where production figures reached the 6.5 million mark.

SATISFIED CUSTOMERS REMAIN LOYAL TO OUR BRANDS

The aim of the Volkswagen Group and its brands is to establish long-term ties between customers and our products, thereby ensuring the lasting success of our Company. In this respect, customer satisfaction forms the basis for customer loyalty. Objectives such as repeat purchases or sales of further Group products and services can be derived directly from here. In all major world markets, we constantly monitor customer satisfaction with Group brands. The findings are analysed and evaluated with a view to developing appropriate measures to meet these objectives. In 2005, the Group and its brands once again recorded a level of customer loyalty that compared very favorably to its competitors.

STRONG BRANDS ARE THE BASIS FOR OUR SUCCESS

By systematically implementing its clearly positioned brand portfolio, the Group is able to offer attractive vehicle and lifestyle concepts in all segments. The success of the Group-wide brand positioning process is illustrated by the positive awareness levels enjoyed by the high-volume Volkswagen, Audi, Škoda and SEAT brands, particularly in the German market. Whereas the Volkswagen brand has been established worldwide as a producer of quality vehicles in all segments, we have succeeded in positioning the

Audi brand as a premium brand in the international market. The Škoda brand enhanced its image in all relevant areas and, in addition to high confidence levels among consumers, is also seen to offer good value for money and intelligent, functional vehicle concepts. With the introduction of the SEAT Leon, the SEAT brand has developed into one of the strongest personalities in the mid-class.

In today's global competition, it is no longer sufficient to differentiate products purely on the basis of product features. In addition to functional aspects, it is the emotions and intangible values rooted in the brands that allow us to position ourselves effectively against competitors and to keep our customers satisfied. Particularly in view of the conquest strategies pursued by competitors, our strategic Group-level brand control, which integrates all points of contact with the customer, is a clear competitive advantage.

QUALITY STRATEGY: VOLKSWAGEN EXCELLENCE

For the Volkswagen Group, quality assurance goes much further than the traditional examination and control approach: for us, customer satisfaction is at the heart of all our efforts. In view of this, the aim is not only to guarantee that customer requirements are continually met along the entire product development process, but also that these are integrated into the process as early as possible. To do this, existing trends must first be identified, followed by measures to ensure the technical implementation of customer requirements.

Quality assurance work is mainly concerned with three core elements: market-ready products, robust processes and excellent customer care. In order to examine the extent to which our products are ready for the market, each model passes a number of different milestones in its development process. At these points, we measure how effectively customer expectations have been met. This market-readiness review makes a key contribution towards the start-up quality of products, and is therefore instrumental in increasing customer satisfaction.

Our production processes are continually examined in all plants throughout the world. The fundamental requirement for a robust process is that the product should be ready for mass production. In order to eliminate production process problems in advance, quality assurance increasingly ensures that production issues are reflected in development activities. Quality assurance within the procurement process, an element that has already been touched upon, is of great importance in this regard.

We have direct contact with customers in our dealerships and workshops. The key to customer satisfaction is attending to their every need at these points of contact. Quality assurance comes into play here, by reinforcing operations with systems and methods, thereby helping to solve problems swiftly. In addition, it explores factors such as speed of response when processing orders, quality of advice given to customers and friendliness of staff. This is because quality is what is perceived by the customer – not just with regard to the product itself, but also to interaction with customers.

The importance attributed by Volkswagen to improving quality is also evident from the plans to incorporate the quality aspect in the management incentive system.

PHASED IMPLEMENTATION OF 2004 VOLKSWAGEN AG COLLECTIVE WAGE AGREEMENT

In November 2004, a new collective wage agreement was reached for the employees of Volkswagen AG; we implemented the main components step by step in fiscal year 2005. New hirings made after

January 1, 2005 are subject to the conditions of the new agreement. These conditions include new remuneration structures and longer working hours. Further details about the remuneration system are currently being negotiated by the parties to the agreement. In particular, conditions for employees in upper pay brackets are to be revised.

In order to counteract the emerging lack of specialist employees, the StiP integrated degree and traineeship scheme was expanded substantially in 2005. This scheme makes it possible for high-achieving school-leavers to combine their studies with hands-on training. If they perform well in their final examinations within the specified timeframe, they can proceed to a career with Volkswagen, complete with degree and skilled worker's certificate (Facharbeiterbrief).

Following negotiations with the Central Works Council and the IG Metall trade union, the Board of Management resolved to have the Company's compact Sports Utility Vehicle produced from 2007 by Auto 5000 GmbH at its Wolfsburg location. As a result, some 1,000 Volkswagen AG trainees will be given permanent employment contracts at Auto 5000 GmbH. Furthermore, from 2008 onwards, the Emden plant will produce an upper mid-range model at competitive terms within the framework of the Volkswagen wage agreement.

INCREASED COMPETITIVENESS

Personnel costs will be reduced further to allow us to continue producing competitively priced vehicles in Germany. The package of workforce reduction measures includes the reorganization of working hours and the adjustment of personnel capacity within the framework of existing collective wage agreements.

Above all, we aim to reduce the workforce through early termination of employment in the form of part-time schemes for employees close to retirement. In addition, we offer early retirement schemes and age-based termination agreements for employees born between 1941 and February 1948. In the case of employees in this age bracket who do not opt for either of the possibilities mentioned, a system will be implemented whereby their working hours and gross income will be reduced progressively up to the earliest possible retirement age.

As well as this, we offer termination agreements with improved conditions. Employees who have been promised reemployment are also entitled to accept these termination agreements. In addition, employees such as these have the option of extending the promise of reemployment from the former maximum of five years to eight years.

With our internal job re-deployment agency PEB-B, we have a flexibility tool that has already been used to relocate 1,990 employees to new areas of activity. In the future, this turntable approach will also be used to deploy staff on a short-term, needs-driven basis.

TIME ASSET MODEL AND COMPANY PENSION PLAN

Since 1998, the Time Asset model has offered Volkswagen Group employees in Germany a more flexible means of planning their lifelong working time. Accumulated working time and financial resources such as bonus payments are invested in a special fund and later converted into a time credit for early retirement. Owing to the revision of the "demographic working time component" from the 2004 collective wage agreement, the level of credit rises continually. This tool gives Volkswagen employees the option of leaving the company before reaching the statutory retirement age – either directly or in the future. Since first being issued, the Time Assets held in trust by Volkswagen Pension Trust e.V. have earned an average annual yield of 6.1% p.a.

At the end of 2005, 22 other Group companies apart from Volkswagen AG administered their company pension plan by means of a pension fund that is also held in trust by Volkswagen Pension Trust e.V. Since the scheme was launched in July 2001, a total of €870 million has been transferred to the pension fund. In the year under review, pension payments from Group assets and appropriations to the pension fund corresponded to 6.4% (6.6%) of the Group's gross cash flow increased by these payments. Further information on pensions can be found in the notes to the consolidated financial statements (pages 161 to 165).

RENEWABILITY AT VOLKSWAGEN

In 2005, our employees in Europe submitted a total of 147,858 improvement ideas. The 75,583 ideas that were implemented increased the quality of our products, rendered processes more efficient and reduced costs by €257.3 million. Some €29.9 million worth of bonuses were awarded to those who submitted practicable ideas as an acknowledgement of their creativity and active involvement.

IMPROVED PERFORMANCE THROUGH IMPROVED HEALTH

The Volkswagen Group offers its employees a wide variety of programs aimed at improving or preserving their health. For example, health parks and fitness centers at plants allow employees to keep fit. In addition, early detection programs (cancer screening, thyroid gland screening, etc.) help prevent illness and avoid the health-related costs that this entails. Employees who are absent as a result of an illness or accident are integrated into working life again quickly and effectively with the aid of a systematic integration management system. Our aim here is to increase job satisfaction and productivity among our staff and to reduce health-related absences.

TRAINING SECURES KNOW-HOW

In additional to an extensive range of technology and quality seminars and team training, we offer staff development programs tailored for individual target groups such as supervisors, planners and developers. These programs enable us to meet the increasing requirements of both internal and external customers. Our new product start-ups are accompanied by comprehensive training projects.

KNOWLEDGE MANAGEMENT INCREASES RIPPLE EFFECT OF THE FORMOTION PROGRAM

Based on a wide range of established knowledge management tools, we have developed innovative concepts as part of the ForMotion program with a view to boosting employee know-how, generating new knowledge and communicating this across the Group. This is because the peerless expertise of our staff is instrumental in ensuring our long-term performance.

DUAL VOCATIONAL TRAINING

At Volkswagen, vocational training is the key to securing qualified and motivated new talent for our Company. The extensive and varied range of vocational training reflects the wide spectrum of specialist areas within the Volkswagen Group. Starting in 2007, the German dual vocational training system will be influenced significantly by general conditions in Europe. Volkswagen is already actively involved in shaping this process today.

HEALTH STATUS OF MANUFACTURING PLANTS IN THE VOLKSWAGEN GROUP
AS PERCENT


2005
97.2
2004
97.3
2003
97.1
2002
96.7
2001
96.7
96,4
96,6
96,8
97,0
97,2
97,4

SELECTION AND DEVELOPMENT OF MANAGEMENT

The Volkswagen management orientation workshop allows potential management candidates to be selected, a procedure that is vital for securing the long-term competitiveness of the Group. The selection procedure is based on a comprehensive requirements profile in which our Group Guidelines also play a central role.

TARGET AGREEMENT SYSTEM: CLARITY INSTEAD OF COMPLEXITY

Management objectives must be measurable, or, at the very least, observable. Our target agreement system builds on the strategy process and is firmly integrated at all levels of management. Our top managers in all Group companies set individual targets together with the executives reporting directly to them and finalize the target proposals within the value chain with their internal customers and suppliers. Five of the target areas derived from the Group strategy must be taken into account in every target agreement: customer and market, innovation, productivity, value orientation and attractive workplace. These cover the issue of all categories that contribute to increasing the success of the Volkswagen Group in the long term. Starting in 2006, the Volkswagen Passenger Car brand will lay even greater emphasis on "quality", which will also be reflected in management bonuses.

REGULAR ENVIRONMENTAL PROTECTION CONFERENCES

Volkswagen Group environmental management ensures that all environmental protection activities are undertaken in line with our sustainable development model. In addition to our environmental policy and environmental management system, the main pillars of environmental organization within the Group include our regional conferences. In 2005, following events in Mexico and South Africa, our regional environmental protection conferences were also held in China, Brazil and Argentina. The aim of these conferences is to improve environmental protection measures in our plants. In order to achieve this, we increase employee awareness of environmental protection, transfer the necessary know-how and agree objectives. By using regional conferences in this way, we have an environmental control tool that helps us to avoid liability and image risks, to minimize pollution at our plants and to cut costs. In the future, we will hold regular regional conferences every three years at the Group locations.

DRIVETRAIN AND FUEL STRATEGY

Sustainable mobility means reducing dependency on oil and preventing greenhouse gas emissions. Our fuel strategy is geared towards using and developing a variety of energy sources, notably CO_2-neutral biomass. Accordingly, the Volkswagen Group has pledged its support to the EU Biofuel Directive, which aims to increase the proportion of renewable fuels used across Europe to 5.75% by 2010. At present, ethanol and rape methyl ester, known as "biodiesel", are fuels that are suitable for use in this regard. In the medium term, we see the most promise in biomass-to-liquid fuel, known as "SunFuel". This can be used in today's engines and reduces particle emissions by up to 40% and nitrogen oxide by up to 30%. We also plan to use synthetic fuels such as SynFuel, which can be generated from both natural gas and coal. A prime example of this is the Combined Combustion System (CCS), which was showcased by Volkswagen at the International Motor Show (IAA) in Frankfurt in September 2005. This system combines the benefits of diesel and petrol engines and may well prove to be one of the most important new engine concepts of the coming decades.

Closely linked to the fuel strategy is our multistage drivetrain strategy, in which hybrid drives play a central role in addition to petrol and diesel engines. In order to research alternative drive technology and to examine the possibilities of series production, we will intensify our work together with international universities and strategic partners such as Porsche. Touran and Audi Q7 models with hybrid drives will be launched in 2008. The Caddy and Touran-EcoFuel models, which are capable of running on either natural gas or petrol, will be available in the first half of 2006.

In the long term, we are concentrating our efforts on developing renewable hydrogen for fuel cells, an approach which demonstrates the highest level of sustainability in terms of efficiency and CO_2 emissions. At the World Environment Day 2005 event in San Francisco, Volkswagen presented the most recent developments in its Touran HyMotion fuel cell drive. The Audi brand demonstrated its A2H2, also powered by fuel cells, in Munich in April 2005.

VOLKSWAGEN EMISSIONS STRATEGY

The primary objective of our emissions strategy is to minimize the emission of pollutants such as particles, nitrogen oxide and hydrocarbons. To this end, we aim to make significant improvements to the engine combustion process, thereby preempting future legal requirements. In addition, many of our new vehicles feature – either as standard or as an option – a diesel particulate filter that reduces particle emissions to a minimum. These include the Golf, Golf Plus, Jetta, Touran, Passat, Passat Variant, Sharan, Touareg, Phaeton and Caddy models. By 2009, all model series in Germany will be equipped with the latest particulate filter technology. As of the first quarter of 2006, it will be possible to retrofit particulate filters to Golf, Golf Plus, Jetta, Touran, Škoda Octavia, Audi A3, SEAT Toledo, SEAT Altea, SEAT Leon and Caddy diesel models currently available in the market. Further models will follow.

ENVIRONMENTAL PROTECTION MEASURES TAKEN

As a member of the European Automobile Manufacturers Association (ACEA), Volkswagen was a party to the voluntary agreement to reduce the average CO_2 emissions of its new vehicle fleet to 140 grams per kilometer by 2008. In addition, the Group's Climate Strategy working group is developing further ways to cut down on emission levels, such as traffic management and driver training.

The Energy working group develops and coordinates measures for saving energy in our plants. These include using the heat produced by electricity generation to keep the plant warm in the winter and cool in the summer. As well as using fuel more efficiently, this approach reduces both emission levels and energy costs.

Together with SiCon GmbH, we have developed a plant for processing shredder residue which enables us to reuse end-of-life vehicles and electronic waste in an economical and environmentally compatible way. This process will increase the proportion of end-of-life vehicle components recycled from the current rate of 80% to approximately 95%.

Further information on Volkswagen AG environmental management is available on our website at www.volkswagen-nachhaltigkeit.de

INNOVATION IS A REFUSAL TO COMPROMISE


SPORT
A



>> Lamborghini Gallardo: Innovation ignites dynamics

In 2003, Lamborghini created the 382 kW (520 bhp)* Gallardo, a high-performance sports car that set a new yardstick in its segment. Two years later, the speedy two-seater – capable of speeds well in excess of 300 km/h – made its debut as an open-top Spyder. As an alternative to the standard six-speed gearbox, this high-speed wonder is also available with a sequential transmission known as e-gear. The automatic transmission boasts a particularly dynamic form of innovation: the Thrust Mode (TM), a newly designed launch control. This electronic system allows seamless acceleration, virtually at the touch of a button. When the launch control is activated, the Earth stands still for a split second – the calm before the mighty storm. On full throttle, the Gallardo zips automatically from second gear through to sixth – perfect grip and maximum thrust all the way. The automatic acceleration is cut off immediately as soon as the driver's foot leaves the pedal or touches the brakes. Systems such as the Lamborghini launch control represent the sporty side of innovative driver assistance systems.

* Fuel consumption in l/100 km: 24.8 urban; 12.4 extra-urban; 17.0 combined; CO_2 emissions in g/km: 400.

RISK REPORT

Managing risks and exploiting opportunities

It is almost impossible to be successful without entering into risks. For a business to be successful, however, it is even more important that risks are managed responsibly. Our comprehensive risk management system assures the security we need to manage our activities.

AIMS AND FEATURES OF THE RISK MANAGEMENT SYSTEM

As a result of its broad-based global services offering, the Volkswagen Group is able to exploit a large number of economic opportunities. At the same time, however, this means it is also exposed to risks. The aim of our risk management system is therefore to identify potential risks at an early stage so that suitable measures can be taken to avert the threat of loss to the Company, and any risks that might jeopardize the continued existence of the Volkswagen Group can be ruled out.

By using an efficient risk management system, we are able to promptly identify risks, assess them and counter them. In doing so, we are prepared to consciously enter into transparent risks that are proportionate to the benefits expected from the business.

The risk management system is coordinated centrally by Group Controlling in conjunction with Group Auditing, and its efficacy and adequacy are reviewed on a regular basis. We operate a Group-wide reporting system aimed at identifying risks at an early stage. In addition, we regularly monitor the current risk situation on the basis of written and verbal surveys by the Group companies' risk managers. This means the Board of Management always has an overall picture of the current risk situation. If necessary, appropriate countermeasures can be introduced immediately.

The efficacy of our risk management system has been assessed by the auditors, who established that it conforms to the requirements of the Gesetz zur Kontrolle und Transparenz im Unternehmensbereich (KonTraG – German Act on Control and Transparency in Business). All measures required to ensure early detection of risks that could jeopardize the Company's continued existence were taken.

INDIVIDUAL RISKS

The following information on individual risks relates to our 2006-to-2008 planning period.

Macroeconomic risk

We see particular risks to global economic growth in persistently high commodity and energy prices and the resulting inflationary tendencies, as well as in ongoing imbalances in foreign trade, which could lead to relatively sharp changes in exchange rates. In particular, fresh weakness in the US dollar and a more restrictive monetary policy in major industrialized nations would lead to a clear reduction in growth in these countries. In addition, changes in legislation, taxes or customs duties in individual countries could have a negative impact on business development.

The risks mentioned above could place considerable strains on the Volkswagen Group. We describe how we manage these risks in the following paragraphs on the individual risk categories.

Sector-specific risk

In fiscal year 2005, global passenger car markets grew mainly as a result of higher demand in Asia and South America. We also see further growth potential in the countries of Central and Eastern Europe. In some of these markets, though, there are high customs barriers, or there are minimum requirements for locally produced content. These factors are all constraints preventing a larger increase in sales volumes. We are also exposed to risks in established markets. These relate mainly to price levels due to the wide coverage of the markets in question. In particular, the massive discounts in the US car market, which have now spread to Western Europe, are increasing the pressure on the entire sector. China is also marked by ongoing price cuts as a result of new manufacturers entering the market.

Since we sell the majority of our vehicles in Western Europe, we would be hard hit by a fall in demand or prices in this market. This is why we consider a clear, customer-oriented product and pricing policy to be a key success factor. Overall, however, our delivery volume outside Western European is widely diversified across the markets of North America, South America/South Africa, Asia Pacific and Central and Eastern Europe. The Volkswagen Group holds a leading position in a number of existing and emerging markets and is therefore well able to balance shifts in volume between the individual markets. In addition, we are able to meet regional requirements by forming strategic partnerships.

Again, in fiscal year 2005, the price pressure prevailing in major markets forced us to intensify our sales promotions, although these are still on a far smaller scale than those offered by our competitors. We continue to approve loans for vehicle finance on the basis of the same cautious principles applied in the past. If other auto manufacturers were to step up their sales incentives even further, we as a supplier of volume models would be particularly hard hit.

The tougher conditions imposed on lenders by the Basel Capital Accord (Basel II) make it difficult for our dealerships to finance their operations via bank loans. We are responding to this by developing our own system of dealer support: via our financial services companies, we offer dealers financing on attractive terms.

Research and Development risk

A company that develops new products always faces the risk that customers will not accept these products. The Volkswagen Group counters this risk by expanding the scouting process whereby information on trends is gathered directly from the marketplace at an early stage. There is also the risk that the Company will not meet its development targets. We minimize this risk by continuously monitoring the progress of our projects and making changes to reflect the requirements originally set. Due to our wide variety of research and development activities, risks are not concentrated on particular patents or licenses.

Procurement risk

In our procurement activities, close cooperation with suppliers is absolutely essential if our high quality requirements are to be met. We constantly exchange quality-related information with our suppliers via our B2B database. We also use the database to continuously monitor and manage our procurement activities, thereby reducing the risk of a reduction in quality or an interruption to production. However, close contact with our supplies also leads to a certain degree of dependency: if one or other business partners were to become insolvent, this would result in lost earnings for us. In response to this risk, which has increased in recent years, we have set up a special risk management system for supplier insolvencies. This system records and monitors the creditworthiness of suppliers from European countries, thereby enabling us to identify suppliers at risk of insolvency at an early stage and to take appropriate steps.

Production risks arising from changes in buying patterns

Changes in global demand for passenger cars affects the number of vehicle types produced. An inflexible production process would not be able to meet demand or reduce surplus capacity quickly enough. We counter these market risks by making our global production capacity flexible. This is achieved, firstly, through multi-brand sites, dynamic production facilities (turntable system) and flexible working time models. Secondly, our modular strategy has created basic vehicle architectures that enable us to use the same parts in different vehicles. This standardization allows us to respond flexibly to market events and leads to considerable economies of scale in production costs. We have guarded against potential economic risks arising from interruptions to production by taking out appropriate insurance.

Risks arising from competitor- and demand-side changes

To limit the impact on our business of fluctuations in demand or changing market conditions, we constantly analyse customer behavior and our competitors. If risks arise, we immediately introduce countermeasures. In addition, our broad, regularly updated range of models provides considerable scope for action in this respect. Furthermore, we continue to extend our product range in order to penetrate niche markets and satisfy individual customer requirements. This high level of diversification enables us to balance market risks in particular segments with opportunities in other segments.

For some years, corporate customers have been gaining in importance as a segment of the overall market, particularly in Germany. With a market share of over 40% in Germany, the Volkswagen Group has maintained its dominant position in this segment. Default risks are not concentrated on individual corporate customers.

Quality risk

Within the Volkswagen Group, quality assurance starts at the very beginning of the value chain. We consider it important to meet the subjective quality criteria of customers worldwide. In order to minimize quality-related risks from the outset, we apply stringent quality standards from the research and development stage onwards, and when selecting our suppliers. As well as product quality, however, achieving customer satisfaction also requires process quality. We therefore carry out regular, intensive checks along the entire value chain.

Personnel risk

Our employees' knowledge and expertise are a key factor contributing to the development of the Volkswagen Group. There is a risk that know-how, and therefore advantages in the marketplace, will be lost as a result of employee turnover and workforce reduction. We therefore offer our employees and management staff a broad range of continuing development programs and incentive systems to meet their requirements. Our aim in doing so is to position the Volkswagen Group as an attractive employer and increase our employees' commitment.

Environmental protection regulations

On July 1, 2002, the European End-of-Life Vehicles Directive was transposed into German law by way of the Altfahrzeuggesetz (German End-of-Life Vehicles Act). The act guarantees that end-of-life vehicles will be disposed of free of charge through the collection points designated by manufacturers and importers. This initially applies only to vehicles registered after the law came into force, but from January 2007, it will be extended to cover all end-of-life vehicles. These measures have not yet been fully implemented in certain EU member states. In addition, we are unable to conclusively assess the impact of the EU's eastward enlargement on the collection of end-of-life vehicles. As a result, no clear forecast can be made at present regarding the likely financial burden on the Volkswagen Group in certain EU member states. Our existing provisions have been reviewed and adjusted accordingly. In addition, our systems and cooperation arrangements for disposing of end-of-life vehicles offer us the opportunity to manage this risk.

Legal cases

An action was filed by Liverpool Limited Partnership, Bermuda, at the Braunschweig Regional Court challenging resolutions adopted by the Annual General Meeting on June 7, 2001, relating to approval of the actions of the members of the Board of Management and of the Supervisory Board for fiscal year 2000 and to the authorization to acquire treasury shares issued on that occasion. No ruling has yet been issued.

On June 29, 2001, the European Commission imposed a fine of €31.0 million on Volkswagen AG for alleged influencing of dealer pricing at the market launch of the Passat. We lodged an appeal against this ruling with the European Court of First Instance on September 10, 2001. On December 3, 2003, the Court declared the fine to be unlawful. The European Commission then lodged an appeal against this ruling with the European Court of Justice, but no ruling has been made as yet. The provisions set up for this purpose remain in place.

The European Commission plans to end design protection for visible vehicle parts. If this project is actually implemented, it could adversely affect the Volkswagen Group's genuine parts business.

In mid-2005, Volkswagen AG followed up indications that employees were involved in a network of front companies and had embezzled Company funds. In this context, Volkswagen AG filed criminal charges with the public prosecutor's office in Braunschweig at the end of June 2005. Volkswagen AG's Internal Audit Department and the audit firm KPMG were tasked with conducting an investigation so that the facts of the matter could be fully clarified. According to the findings at the time the consolidated financial statements were prepared, these activities on the part of Group employees and third parties resulted in direct pecuniary losses of around €5.0 million. Bearing in mind the outcome of the prosecuting authorities' investigation, which has not yet been completed, Volkswagen intends to sue the parties that have acted unlawfully for damages.

In light of these events, we have tightened the Group's approval and control procedures. On January 23, 2006, an ombudsman system was introduced, structured along international lines. Under this system, two lawyers have since been working on behalf of Volkswagen AG to strengthen Group-wide anti-corruption efforts.

Risks arising from financial instruments

We cover the capital requirements of our growing financial services business mainly through borrowings at matching maturities raised in the national and international financial markets. This will remain our favored financing option in future, while loan finance will be used only for short-term working capital requirements and as a backup for debt issuance programs. The Group manages risks arising from cash flow fluctuations through liquidity reserves and confirmed credit lines.

A rating downgrade could adversely affect the terms attached to the Group's borrowings. The separate rating given to Volkswagen Bank GmbH by Moody's Investors Service was the first step towards delinking the rating of the financial services business from the ratings of the automotive business. For the first time, Standard & Poor's has awarded Volkswagen AG and Volkswagen Bank GmbH different outlook ratings, thereby underlining the fact that the financial services business is rated separately. It offers a good opportunity to secure attractive borrowing terms. For information on our current ratings and new issues in the capital market in fiscal year 2005, please see the Financial Communication chapter.

Our operating activities also entail financial risks arising from changes in interest rates, exchange rates and commodity prices. We employ primary and derivative financial instruments to reduce these risks. We only enter into derivative transactions with prime-rated banks. Interest rates and currencies are mainly managed centrally by Group Treasury.

The Group guards against interest rate risk and risks arising from fluctuations in the value of financial instruments by means of interest rate swaps, cross-currency swaps and other interest rate contracts. Financing extended to subsidiaries within the Volkswagen Group is usually hedged by matching the amount and maturity of the refinancing.

The flexible management of production capacity at our global locations means that we use "natural hedging" to reduce currency risks. We hedge the remaining currency risk by means of financial hedging instruments such as forward exchange transactions, currency options and cross-currency swaps. We use these transactions to limit the currency risk associated with anticipated foreign-currency cash flows from operating activities and intra-Group financing. We hedge cash flows expected from foreign-currency sales revenues and materials purchases on a net basis by means of forward exchange transactions and currency options. These contracts have terms of up to four years, depending on market analyses. These transactions are mainly used to hedge the euro against the US dollar, the pound sterling, the Swiss franc, the Japanese yen and the Swedish krone. In total, these five currencies make up around 90% of our exchange rate risk from cash flows.

We limit risks arising from the purchase of raw materials and relating to the availability and prices of these materials by entering into commodity futures contracts. We have used appropriate contracts to hedge some of our requirements for aluminum, copper, platinum, rhodium and palladium over a period of up to 48 months.

Information on financial assets, securities, derivative financial instruments, loans and trade accounts receivable and payable can be found in the notes to our consolidated financial statements, where we also explain our hedging policy, the hedging rules and credit and liquidity risks and provide figures on the hedging transactions mentioned (pages 168 and 169).

Residual value risk in the financial services business

In the financial services business, we agree to buy back selected vehicles at a residual value fixed at inception of the contract so that we are able to realize market opportunities. We evaluate these lease contracts at regular intervals. We take the necessary precautions in the event of potential risks.

IT risk

Our IT systems are protected against unauthorized access from outside by redundant firewall systems. Virus scanners and restricted physical and data access rights also provide appropriate protection. The information security measures taken by the Group are constantly reviewed and updated. In addition, all data resources are backed up daily. Therefore, we consider the likelihood of a threat to the security of our data or information systems to be very low.

Other factors

In addition to the risks already mentioned, there are other factors that cannot be predicted and are therefore difficult to manage. These could have an adverse effect on the further development of the Volkswagen Group. They include natural disasters, epidemics and terror attacks.

OVERALL RISK

Taking into account all the information known to us at present, no risks exist which could pose a threat to the continued existence of the Volkswagen Group.

REPORT ON POST-BALANCE SHEET DATE EVENTS

No other matters of special note occurred after the end of the fiscal year, beyond those already mentioned.

INNOVATION PAYS


Erdgas


H NV 451

Commercial Vehicles

>> Caddy Life EcoFuel: Innovation halves costs

With customized solutions for virtually all transport and passenger comfort requirements, the Commercial Vehicles business line provides its customers with made-to-measure mobility. These powerful workhorses are primarily powered by fuel-efficient diesel engines. As an alternative to diesel – and to traditional petrol engines – the economical and environmentally friendly natural gas drivetrain is steadily gaining ground. The new Caddy Life EcoFuel is one of the most modern natural gas vehicles on the market. This versatile and family-friendly MPV will be launched on the market in the first half of 2006. Unlike solutions consisting of a petrol engine and an additional natural gas tank, the Caddy Life EcoFuel is a "real" natural gas car; the petrol tank only serves as a reserve (tank range of approximately 430 km for natural gas and 170 km for petrol). With its powerful Euro 4 engine (80 kW – 109 bhp)*, it emits 20% less carbon dioxide and 75% less carbon monoxide in natural gas mode than a comparable petrol engine. When it comes to fuel costs, the Caddy Life EcoFuel is economy itself: natural gas is substantially cheaper than petrol and diesel. In Germany, for example, the fuel costs for a Caddy Life EcoFuel are approximately 50% lower than that of a petrol-driven vehicle. Even compared with a diesel-driven vehicle, the natural gas Caddy still saves its owners approximately one third of fuel costs.

* Fuel consumption m^3/100 km: 12.0 urban; 6.7 extra-urban; 8.7 combined; CO_2 emissions in g/km: 157.

REPORT ON EXPECTED DEVELOPMENTS

Innovation will safeguard the automotive future

Both the global economy and global automotive demand will continue to grow in 2006, despite high oil and commodity prices. The Volkswagen Group will support this trend by continuing to offer its customers innovative automobility.

In the following paragraphs, we outline our forecast for the future development of the Volkswagen Group. The main risks were explained in the Risk Report on the previous pages.

MACROECONOMIC TREND

Our planning for 2006 is based on the assumption that global economic growth will be roughly on a level with the previous year, despite the continuing restraining effect caused by high oil prices. We believe that East Asia, particularly China, and North America will continue to be the centers of growth.

North America

In the USA, GDP growth will probably ease to 3.4% due to the country's more restrictive monetary policy and high energy prices. We expect the Canadian economy to grow by 3.3% in 2006. For Mexico, we predict an increase in economic growth to around 3.7%.

South America/South Africa

For Brazil, we predict a higher rate of expansion of around 3.7%. In Argentina, we expect growth to weaken considerably to around 6.0% after being very strong in recent years. In South Africa, we expect GDP growth to remain strong at around 4.5% due to the favorable conditions for commodity exports.

Asia-Pacific

The dynamic expansion of the Chinese economy will continue, with growth at around 9.0%. In Japan, economic growth will remain moderate at around 2.5%.

Europe

In Western Europe, we expect a slight increase in GDP growth to around 2.2% in 2006. For the countries of Central and Eastern Europe, we predict average economic growth of approximately 5.2%.

Germany

Given that its international competitiveness is improving, the German economy will probably continue to benefit from the positive trend in the global economy. However, we expect growth to be very fragile at around 1.5% since there will be only a slight increase in domestic demand.

DEVELOPMENT OF AUTOMOTIVE MARKETS

Our forecasts for 2006 assume a slight year-on-year increase in global automotive demand. We expect new passenger car registrations in Western European to be slightly down year-on-year and the positive trends in South America and China to weaken slightly.

North America

In the USA, we expect the market as a whole to be on a level with the previous year. Due to high petrol prices, we expect light commercial vehicles, particularly sports utility vehicles, to record sharper declines in sales than passenger cars. The Canadian passenger car market is expected to grow by 0.6%. In Mexico, we expect growth of 2.9%.

South America/South Africa

For South America, we predict a further increase in new passenger car registrations. However, we expect overall growth in automobile sales to be much lower than in the previous year, at 2.3% in Brazil and 7.7% in Argentina. In South Africa, we expect demand for passenger cars to decline by 1.1% year-on-year.

Asia-Pacific

This year the Asia-Pacific region is likely to remain the engine of growth driving global automotive demand. We expect to see the strongest growth in demand in China. The higher-than-average increase in private customer business could continue to generate double-digit growth rates. For the Japanese market, we forecast only a moderate increase in new car registrations of around 2.3%.

Europe

In Western Europe, we expect total market volume to be slightly weaker (–0.4%) in 2006. Of the large markets, only France is likely to join Germany in recording a year-on-year increase. In Central and Eastern Europe, passenger car sales are expected to continue to rise (+5.0%).

Germany

We expect a further increase in new registrations in the German passenger car market, mainly as a result of early buying ahead of the increase in VAT planned for 2007.

DEVELOPMENT OF EXCHANGE RATES

Our planning for fiscal year 2006 regarding unit sales and factory capacity utilization is based on estimates of economic institutes and capital market players. It assumes that the US dollar and the pound sterling will weaken slightly against the euro in 2006.

DEVELOPMENT OF INTEREST RATES

Interest rates in the euro zone are likely to rise in 2006. In the USA too, we expect a further increase in interest rates generally.

DEVELOPMENT OF COMMODITY PRICES

Our planning for 2006 assumes that commodity and steel prices will stabilize at a high level, with the supply shortage likely to continue. Due to the long-term agreements negotiated with suppliers, we do not expect any exceptional negative cost impacts or bottlenecks.

TRENDS IN THE AUTOMOTIVE INDUSTRY ARE OUR OPPORTUNITY

The trend in the automotive industry is increasingly being shaped by the individualization of customer requirements. As a result, one of the main tasks facing manufacturers is to diversify their products. They also need to continue to ensure individual mobility, while at the same time improving vehicle quality. Above all, this means reducing both local emissions (particularly in large towns and cities) and global greenhouse gas emissions and using the resources available in a responsible manner. The trend in the crude oil market in the course of the year under review has shown how tight the energy market is and what risks lie in a primary energy sector based mainly on fossil oil. Further sharp increases in demand for fuel and the climate debate will further aggravate the situation. Against this background, it is becoming increasingly important to use new, particularly renewable energy sources, develop efficient new drive systems and supplement them with optimized, lighter-weight vehicle concepts.

To increase vehicle quality, it is also necessary to make further safety improvements, both for passengers and for other road users. Passive safety systems such as safety belts and airbags have already reduced injuries sustained in accidents. In addition, active on-board systems such as ABS and, above all, ESP help to prevent accidents from happening in the first place. Driver-assistance systems that improve both comfort and safety are currently being added to vehicles, contributing to a significant increase in vehicle safety. With this aim in mind, models are being equipped with environment sensors and evaluation software. These enable the vehicles to "see" their immediate environment. As well as developing the technology for antizipatory driving, automobile manufacturers are also pressing ahead with the development of systems needed to ensure that vehicles can communicate with the infrastructure and other vehicles using radio communication technology (car-to-X and car-to-car communication). The vision is a self-organizing traffic system with on-board artificial intelligence. These assistance systems are not intended to relieve the driver of control, but rather to improve safety and comfort.

OUR MOBILITY OFFERING FOR THE FUTURE

Through its drivetrain and fuel strategy, the Volkswagen Group is systematically pursuing its aim to reduce consumption and emissions. More detailed information can be found in the chapter entitled Value-enhancing factors on page 90. In the course of developing alternative drive technologies, we have entered into various co-operations with the aim of presenting vehicles with hybrid drives as part of our model range at some time in the near future. We aim to launch a hybrid vehicle together with Shanghai Volkswagen (SVW) around the time of the 2008 Olympic Games in Beijing. A memorandum of understanding has been signed with Chinese partners, paving the way for future co-operation on the development of this alternative drive system. We are also working on a new generation of four-cylinder turbo diesel engines in response to the future introduction of tougher legislation on emissions.

The Volkswagen Group will meet the growing demands of legislators and the public for reductions in harmful emissions through its own emissions strategy. This has also been explained in the chapter entitled Value-enhancing factors on page 91.

To satisfy the desire of a large number of customers for environmentally conscious mobility, the Audi brand now offers diesel particulate filters as standard components in all model series. From 2006 onwards, particulate filters will gradually become available for all new vehicles of the Volkswagen Passenger Cars, SEAT and Škoda brands and the Commercial Vehicles business line. We will also be offering upgrades for a large proportion of the models already on the market.

Apart from the drive system, a reduction in weight is the most effective way to cut emissions. Our study of a two-seater, one-liter car weighing 290 kg highlighted the technical possibilities. The new generation of the Passat introduced in 2005 is one example of how research results have been carried over to mass production. Taking into account the difference in size, this vehicle's body shell is 13 kg lighter and more rigid than the predecessor model. For the first time, therefore, it has been possible to break the weight spiral in a vehicle with mass-produced technologies. The EcoRacer, which was presented as a fully functioning prototype at the Tokyo Motor Show 2005, weighs in at just 850 kg, providing a novel and extremely impressive example of this.

For us, mobility extends far beyond the vehicle itself. Innovative services in areas such as financing, leasing, rental, customer service, navigation and fleet management enable us to provide individual mobility combined with peace of mind. By acquiring an interest in LeasePlan a year ago, Volkswagen extended its offering as a mobility services provider. In various projects, we analyze potential synergies with a view to promoting the interests of the Group as a provider of mobility services in the competitive global market of commercial fleet services. We have already started to achieve results in the form of stronger customer orientation and process improvements.

NEW MODELS

The Group's model program will be greatly expanded in the coming years.

In 2006, the Volkswagen Passenger Cars brand will stage the global launch of the Eos, the first four-seater convertible with a five-section roof. The innovative foldable hardtop combines the features of a coupé, sun and convertible roof (CSC roof). The range of Fox, Polo and Golf models is being extended to include new derivatives (crossovers). These meet individual customer requirements for vehicles that incorporate features typical of an off-road product.

In the course of the year, the Škoda brand will present the Roomster, a spacious and family-friendly compact MPV. The Roomster features a flexible seat design that makes for a particularly variable interior. It also extends the Group's product portfolio in the smaller, compact MPV market.

Among the luxury brands, Bentley will present the Azure and the GT Cabrio, two exceptional open-top models.

The Audi brand will launch the new Audi A4 cabriolet and the premium-segment Audi Q7 SUV. With the single-frame grille on the A4 Cabriolet, Audi is consistently pursuing the design theme typical of the brand. The Q7 is Audi's first SUV and sets new standards in this segment in terms of sportiness and versatility. The successor to the Audi TT Coupé rounds off Audi's product offensive.

INVESTMENT AND FINANCIAL PLANNING 2006 TO 2008 AUTOMOTIVE DIVISION
IN € BILLION


Cash flows from operating activities
Gross cash flow 25.3
Change in working capital 1.5
Cash flows from investing activities
Development costs 4.4
Other 1.8
Investments in property, plant and equipment 16.5
Net cash flow
Surplus 4.1
0
5
10
15
20
25
30

For the SEAT brand, the first few months of 2006 will be dominated by the re-launch of the SEAT Ibiza with its sportier exterior and interior design and the launch of the SEAT Altea FR.

The Lamborghini Gallardo sports car will be joined by an open-top version in the form of the Spyder. For the US market, we will be developing a mini-van to meet the specific needs of our American customers in cooperation with the Chrysler Group, which belongs to DaimlerChrysler AG. Production of the vehicle will start in 2008. It will be marketed under the Volkswagen Passenger Cars brand. The relevant agreement was signed during the Detroit Motor Show in January 2006

EXPECTED DELIVERIES TO CUSTOMERS AND MARKET SHARE

In 2006, we aim to achieve further year-on-year growth in global deliveries to customers and gain additional market share, including from sales in new segments.

For the Western European passenger car market, we predict a moderate rise in our deliveries to customers and an increase in our market share.

We expect to be able to further increase our share of the German passenger car market in 2006 as sales figures grow. We do not foresee an increase in our share of the passenger car market in Central and Eastern Europe since we expect the rise in our sales volume to be below market growth.

After recording sharp declines in past years, we expect delivery figures in the North American passenger car market to rise in 2006. We therefore predict a slight increase in our share of this passenger car market.

By contrast, the Group's share of the passenger car market in South America/South Africa is likely to remain on a level with the previous year as sales rise slightly.

We expect both our deliveries and our share of the passenger car market in the Asia-Pacific region, especially in China, to benefit from the positive economic trend there and increase slightly.

INVESTMENT AND FINANCIAL PLANNING 2006 TO 2008

Investments in the Volkswagen Group's Automotive Divisions will amount to €22.7 billion in the period

2006 to 2008. As well as investments in property, plant and equipment, this total amount also includes additions to capitalized development costs and investments in financial assets.

Investments in property, plant and equipment will account for €16.5 billion of the total amount. The ratio of investments in property, plant and equipment to sales revenue (capex/sales ratio) will remain at a competitive level of around 6% after we were able to reduce it sharply in 2004 and 2005. This means that we have again reduced the ratio compared with the previous budget and taken a necessary and important step towards achieving our targets for improvements in earnings and liquidity.

At €10.9 billion, the majority of the total amount invested in property, plant and equipment in the Automotive Division during the planning period will be spent on modernizing and extending the product range. Investment will focus on successor models and new derivatives in almost every vehicle class, including new generations of petrol engines and automatic gearboxes.

We plan to invest €5.6 billion in non-product related items. Due to quality and cost targets, the new products will also require adjustments at the press shop, painting and assembly facilities. Beyond production, we will invest mainly in expanding development, quality assurance, genuine parts supply and information technology.

We aim to finance investments within the Automotive Division using internally generated funds. For the planning period, we forecast cash flows from operating activities of €26.8 billion. This will therefore exceed investing activities within the Automotive Division by €4.1 billion. The resulting positive net cash flow will further improve the Automotive Division's liquidity in the coming years.

The joint venture companies in China are not consolidated and therefore not included in the figures given above. These companies will invest a total of €1.9 billion in the period 2006 to 2008. This means that investments in China will also be considerably lower than the previous budget, in line with the current market situation. They will be financed using the joint venture companies' own funds.

The Financial Services Division will invest €18.3 billion in total in the period 2006 to 2008, with investments in leasing and rental assets (net of disposals) accounting for €8.7 billion, and the increase in receivables from leasing, customer and dealer financing accounting for €8.9 billion. As is common in the industry, the planned cash flows from operating activities of €8.5 billion will not be sufficient to finance these investments in full. The additional capital requirement of €9.8 billion will be met mainly by debt issuance programs in the money and capital markets and by customer deposits from the direct banking business.

TARGETS OF VALUE-BASED MANAGEMENT

Based on long-term interest rates derived from the capital market and the target capital structure (fair value of equity to debt = 2:1), the minimum required rate of return on invested assets defined for the Automotive Division remains unchanged at 9%.

Extensive measures have already been taken in the Automotive Division to restore the earnings power of prior years. These include the agreements concerning the production of a compact sport utility vehicle in Wolfsburg and the new shift models in Wolfsburg and Emden. Personnel adjustment programs introduced at Volkswagen within the framework of legal regulations and existing collective wage agreements will also sharply reduce costs. Further far-reaching operational measures to reduce structure costs and enhance the performance of our product lines and markets are planned as part of ForMotion plus. This will contribute to a continuous improvement in return on investment in the Automotive Division.

FUTURE LEGAL STRUCTURE OF THE GROUP

At its meeting on September 23, 2005, the Supervisory Board authorized Volkswagen AG's Board of Management to examine all options for the wholly owned subsidiaries gedas Aktiengesellschaft and Europcar International S.A.S.U. The options range from a strategic expansion through to an IPO or sale. This decision relates to the review of all Group activities. Effective January 1, 2006, gedas Aktiengesellschaft has been sold to T-Systems AG, a subsidiary of Deutsche Telekom AG. The sale is subject to the approval of the antitrust authorities.

SUMMARY OF EXPECTED DEVELOPMENTS

Last year, we took a number of decisions to ensure a sustainable improvement in the earnings strength of the Volkswagen Group. Our aim is to achieve a consolidated profit before tax of €5.1 billion in 2008 with the help of these measures. This represents a €4.0 billion increase in profit compared with 2004. The momentum from the cultural shift that the ForMotion performance enhancement program has triggered, and the verve with which the ForMotion plus follow-up program is being approached, make the Board of Management confident that this goal will be achieved.

This report contains forward-looking statements on the business development of the Volkswagen Group. These statements are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive industry, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast. Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe (and especially Germany) or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current exchange rates relative to the US dollar, sterling, yen, Brazilian real, Chinese renminbi and Czech koruna.

PROSPECTS FOR 2006

We are expecting slight growth in global demand for automobiles in 2006. We do not anticipate any significant change in the key passenger car markets of Western Europe, the USA and China. The strains from the high energy prices will continue to be felt.

Driven by our new model initiative, we aim to further increase worldwide deliveries to customers over the record figures for 2005, despite the stiffer competition. The newly launched models have been available on all markets since the fourth quarter of 2005.

The Volkswagen Group's 2006 sales revenue will increase slightly compared with 2005. In particular, the measures to reduce materials costs and optimize production processes implemented as part of ForMotion plus will help achieve a year-on-year improvement in 2006 operating profit before special items. In the Automotive Division, we will continue our rigorous management of investments and development expenditure, without adversely affecting our product projects. Our goal is to achieve a capex/sales ratio of around 6% in 2006. In addition, we expect the Automotive Division to record a positive net cash flow and a further improvement in net liquidity.

Wolfsburg, February 10, 2006
The Board of Management

Bernd Pischetsrieder	Wolfgang Bernhard	Francisco Javier Garcia Sanz
Horst Neumann	Hans Dieter Pötsch	Martin Winterkorn

Financial Services

>> Tailored insurance products: Innovation extends peace-of-mind mobility

Our Financial Services Division specializes in peace-of-mind mobility – as can be vouched for by over six million customers worldwide. These financial services companies offer drivers individual finance, leasing and insurance packages. In addition, there are direct banking products, short-term rentals and comprehensive fleet management solutions for key accounts. This makes us the largest automobile financial services provider in Europe, operating in 35 different countries. Our position as a leading mobility services provider is attributable to the high level of innovation at our financial services companies. Just a few examples: the Volkswagen Bank GmbH subsidiary was the first automotive bank in Germany to be granted a full banking license and to set up a direct bank. In the insurance sector, Volkswagen Financial Services AG has ventured into new territory with unemployment insur-

INNOVATION MEANS EXPLORING NEW GROUND


WOB CB 603

ance. New ground was also broken by the establishment of Volkswagen Reinsurance AG, a move that signaled a new development in the successful collaboration with Allianz AG that has been thriving for more than 50 years. On the basis of this cooperation, Volkswagen Financial Services AG has established itself as the number one in the European automobile insurance brokerage market, with approximately 1.6 million insurance contracts. With the establishment of this reinsurance company, Volkswagen Financial Services AG will exert a greater influence on the future development and pricing of insurance products, and is therefore in a position to offer exceptionally attractive insurance solutions to its customers. In this way, the Financial Services Division makes a lasting contribution to customer acquisition and customer loyalty along the entire value chain.

DECLARATION BY THE BOARD OF MANAGEMENT OF VOLKSWAGEN AG

The Board of Management of Volkswagen AG is responsible for preparing the consolidated financial statements and the Group management report. Reporting is governed by International Financial Reporting Standards (IFRSs) as adopted in the EU and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The Group management report was prepared in compliance with the provisions of the German Commercial Code (HGB). Volkswagen AG is required by section 315a of the HGB to prepare its consolidated financial statements in accordance with the standards issued by the International Accounting Standards Board (IASB).

The accuracy of the consolidated financial statements and of the Group management report is safeguarded by internal control systems, the implementation of uniform Group-wide directives and by employee training and continuing education measures. Compliance with legal requirements and internal Group directives, and the reliability and proper functioning of the control systems, are continuously reviewed across the Group. The early-warning function stipulated by law is implemented by a Group-wide risk management system that enables the Board of Management to identify potential risks at an early stage and to initiate appropriate countermeasures where necessary.

In accordance with the resolution adopted by the Annual General Meeting, the independent auditors PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, have audited the consolidated financial statements and the Group management report, and have issued their unqualified auditors' report reproduced in the notes to the financial statements.

The consolidated financial statements, the Group management report, the audit report and the measures to be taken by the Board of Management to ensure early identification of going concern risks have been reviewed in detail by the Supervisory Board Audit Committee and by the Supervisory Board of Volkswagen AG in the presence of the auditors. The result of this review is presented in the report of the Supervisory Board.

CONTENTS

INCOME STATEMENT OF THE VOLKSWAGEN GROUP FOR THE PERIOD JANUARY 1 TO DECEMBER 31, 2005

€ million	Note	2005	Restated 2004
Sales revenue	1	**95,268**	**88,963**
Cost of sales	2	82,391	78,430
Gross profit		**+12,877**	**+10,533**
Distribution expenses		8,905	8,167
Administrative expenses		2,383	2,309
Other operating income	3	4,552	4,461
Other operating expenses	4	3,349	2,876
Operating profit		**+2,792**	**+1,642**
Share of profits and losses of Group companies accounted for using the equity method	5	+78	+255
Other financial result	6	−1,148	−809
Financial result		**−1,070**	**−554**
Profit before tax		**+1,722**	**+1,088**
Income tax expense	7	−602	−391
Current tax expense		−876	−851
Deferred tax income		+274	+460
Profit after tax		**+1,120**	**+697**
Minority interests		+0	+4
Profit attributable to shareholders of Volkswagen AG		**+1,120**	**+693**
Earnings per share – basic in €			
Ordinary shares	8	**+2.90**	**+1.79**
Preferred shares	8	**+2.96**	**+1.85**
Earnings per share – diluted in €			
Ordinary shares	8	**+2.90**	**+1.79**
Preferred shares	8	**+2.96**	**+1.85**

BALANCE SHEET OF THE VOLKSWAGEN GROUP AS OF DECEMBER 31, 2005

€ million	Note	Dec. 31, 2005	Restated Dec. 31, 2004
Assets			
Noncurrent assets			
Intangible assets	9	7,668	7,490
Property, plant and equipment	10	22,884	23,795
Leasing and rental assets	11	9,882	8,484
Investment property	11	167	182
Investments in Group companies accounted for using the equity method	12	4,198	4,221
Other equity investments	12	336	293
Financial services receivables	13	24,958	22,762
Other receivables and financial assets	14	2,270	2,298
Deferred tax assets	15	2,872	2,687
		75,235	**72,212**
Current assets			
Inventories	16	12,643	11,440
Trade receivables	17	5,638	5,357
Financial services receivables	13	22,412	21,109
Current tax receivables	15	317	469
Other receivables and financial assets	14	4,856	3,862
Marketable securities	18	4,017	2,933
Cash and cash equivalents	19	7,963	10,221
		57,846	**55,391**
Total assets		**133,081**	**127,603**
Equity and Liabilities			
Equity	20		
Subscribed capital		1,093	1,089
Capital reserves		4,513	4,451
Retained earnings		17,994	17,094
Equity attributable to shareholders of Volkswagen AG		23,600	22,634
Minority interests		47	47
		23,647	**22,681**
Noncurrent liabilities			
Noncurrent financial liabilities	21	31,014	32,376
Other noncurrent liabilities	22	1,591	1,355
Deferred tax liabilities	23	1,622	2,254
Provisions for pensions	24	14,003	12,633
Provisions for taxes	23	2,257	2,065
Other noncurrent provisions	25	5,638	5,547
		56,125	**56,230**
Current liabilities			
Current financial liabilities	21	30,992	28,885
Trade payables	26	8,476	7,434
Current tax payables	23	150	57
Other current liabilities	22	6,205	6,326
Other current provisions	25	7,486	5,990
		53,309	**48,692**
Total equity and liabilities		**133,081**	**127,603**

STATEMENT OF RECOGNIZED INCOME AND EXPENSE OF THE VOLKSWAGEN GROUP FOR THE PERIOD JANUARY 1 TO DECEMBER 31, 2005

€ million	2005	2004
Actuarial gains or losses	−1,231	−787
Available-for-sale financial instruments (securities):		
Fair value changes taken directly to equity	416	–
Transferred to profit or loss	−168	–
Cash flow hedges:		
Fair value changes taken directly to equity	−399	104
Transferred to profit or loss	−11	−55
Foreign exchange differences	956	−189
Deferred taxes	587	300
Income and expense recognized directly in equity	**150**	**−627**
Profit after tax attributable to shareholders of Volkswagen AG	1,120	693
Total recognized income and expense for the period	**1,270**	**66**
Effect of changes in accounting policies taken directly to equity		−501

Explanatory notes on equity are presented in note 20.

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP FOR THE PERIOD JANUARY 1 TO DECEMBER 31, 2005

€ million	2005	Restated 2004
Cash and cash equivalents at beginning of period	**10,221**	**7,536**
Profit before tax	1,722	1,088
Income taxes paid	-354	-21
Depreciation and amortization expense*	5,614	5,648
Amortization of capitalized development costs	1,438	1,134
Impairment losses on equity investments*	6	62
Depreciation of leasing and rental assets and investment property*	1,596	1,774
Change in provisions	1,351	1,053
Loss on disposal of noncurrent assets	40	-21
Share of profit or loss of Group companies accounted for using the equity method	294	56
Other noncash income/expense	151	-177
Change in inventories	-720	178
Change in receivables (excluding financial services)	-757	-4
Change in liabilities (excluding financial liabilities)	429	687
Cash flows from operating activities	**10,810**	**11,457**
Acquisition of property, plant and equipment, and intangible assets	-4,434	-5,550
Additions to capitalized development costs	-1,432	-1,501
Acquisition of subsidiaries and other equity investments	-150	-2,287
Disposal of equity investments	166	1,045
Issuance of bonds	-22	-319
Change in leasing and rental assets and investment property	-2,950	-1,942
Change in financial services receivables	-1,948	-4,801
Proceeds from disposal of noncurrent assets (excluding leasing and rental assets and investment property)	304	277
Change in investments in securities	-820	280
Investing activities	**-11,286**	**-14,798**
Capital contributions	66	–
Dividends paid	-414	-419
Other changes in equity	13	7
Proceeds from issue of bonds	5,754	13,718
Repayment of bonds	-9,804	-5,507
Change in other financial liabilities	3,233	-1,439
Finance lease payments	-3	-21
Change in loans	-639	-335
Cash flows from financing activities	**-1,794**	**6,004**
Changes in cash and cash equivalents due to changes in the scope of consolidation	-67	3
Effect of exchange rate changes on cash and cash equivalents	79	19
Net change in cash and cash equivalents	**-2,258**	**2,685**
Cash and cash equivalents at end of period	**7,963**	**10,221**
Cash and cash equivalents	7,963	10,221
Securities and loans	5,843	4,112
Gross liquidity	**13,806**	**14,333**
Total third-party borrowings	-62,006	-61,261
Net liquidity	**-48,200**	**-46,928**

* Offset with impairment reversals.

Explanatory notes on the cash flow statement are presented in note 27.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF THE VOLKSWAGEN GROUP FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

BASIS OF PRESENTATION

Volkswagen AG has published its 2005 consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All pronouncements of the International Accounting Standards Board (IASB) required to be applied for periods beginning on or after January 1, 2005 have been applied. The significant effects of new or amended Standards are described in the following. Prior-year figures have had to be restated due to changes in the accounting policies in fiscal year 2005. The financial statements give a true and fair view of the net assets, financial position and earnings performance of the Volkswagen Group.

The consolidated financial statements were prepared in euros. Unless otherwise stated, all amounts are given in millions of euros (€ million).

The income statement was prepared using the internationally accepted cost of sales method.

Preparation of the consolidated financial statements in accordance with the pronouncements of the IASB requires management to make estimates that affect the reported amounts of certain items in the consolidated balance sheet and in the consolidated income statement, as well as the related disclosure of contingent assets and liabilities.

Volkswagen AG is required by section 315a of the HGB to prepare its consolidated financial statements in accordance with the standards issued by the International Accounting Standards Board (IASB). All disclosures and explanatory notes required by German commercial law above and beyond the scope of those required by IFRSs have been published.

EFFECTS OF NEW AND AMENDED STANDARDS

IFRS 2 Share-based Payment

The convertible bonds granted by Volkswagen AG are measured at fair value at the date they are granted to the employees in accordance with IFRS 2. The convertible bonds carried at fair value are recognized in personnel expenses and in equity.

IAS 19 Employee Benefits

An amendment to IAS 19 introduces another recognition option for actuarial gains and losses. This new option allows actuarial gains and losses to be recognized directly in equity in the period in which they occur. Volkswagen has made use of this option so that it can present information about the current level of its pension liabilities that is more decision-useful. The amounts recognized directly in equity are presented in the statement of recognized income and expense.

Recognizing actuarial gains and losses in equity rather than in profit or loss represents a change in accounting policy in accordance with IAS 8. This therefore required the restatement of actuarial gains and losses as of January 1, 2004, resulting in an increase in pension provisions by €937 million. The opening carrying amount of retained earnings was reduced by a corresponding amount, net of the related deferred tax effects. In addition, the actuarial gains and losses allocated to the income statement functions in 2004 also had to be reversed. This increased operating profit by €22 million.

IAS 32 Financial Instruments: Disclosure and Presentation

Shares in partnerships whose members have a right to redeem their interests are classified as debt (financial liabilities) by IAS 32. Such shares must be measured in profit or loss at the redemption amount. In the Volkswagen Group, this Standard affected the shares of minority shareholders of Volkswagen Original Teile Logistik GmbH & Co. KG, which were reclassified as liabilities and measured at the redemption amount.

The new accounting treatment of shares in partnerships required the retrospective adjustment of the annual financial statements. For fiscal year 2004, this reduced profit by €33 million.

IAS 39 Financial Instruments: Recognition and Measurement

The amendment to IAS 39 required a change in the method for determining impairment losses on financial instruments. In the Volkswagen Group, this particularly affected the Financial Services Division. The amendment stipulates that existing risks must be covered by specific valuation allowances in the amount of the loss already incurred, or on the basis of experience-based loss probabilities for portfolios of assets. The amounts in the opening balance sheet as of January 1, 2005 were adjusted directly in equity.

The amended IAS 39 requires changes in the fair value of available-for-sale financial assets to be taken directly to equity. Changes in the fair value of these financial instruments are therefore presented in a separate reserve in equity.

Prior-period figures were not adjusted retrospectively because the nature and availability of data for previous periods did not allow retrospective application.

RECONCILIATION OF 2004 PROFIT

€ million	Dec. 31, 2004
Profit after tax of Volkswagen Group before restatement	**716**
Earnings effect of IAS 19 (pension provisions)	22
Effect of deferred taxes	–8
Earnings effect of IAS 32 (shares in partnerships)	–33
Profit after tax of Volkswagen Group after restatement	**697**

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, which is domiciled in Wolfsburg and registered at the Braunschweig local court under the number HRB 100484, the consolidated financial statements include all significant companies at which Volkswagen AG is able, directly or indirectly, to control the financial and operating policies in such a way that the Group companies obtain benefits from the activities of these companies (subsidiaries). Consolidation begins at the first date on which control is possible, and ends when such control is no longer possible.

Subsidiaries whose business is dormant or of low volume and that are insignificant for the presentation of a true and fair view of the net assets, financial position and earnings performance of the Volkswagen Group are not consolidated. They are recognized in the consolidated financial statements at the lower of cost or fair value. The aggregate equity of these subsidiaries amounts to 1.3% (previous year: 0.8%) of Group equity. The aggregate profit after tax of these companies amounts to 3.7% (previous year: –0.2%) of the profit after tax of the Volkswagen Group.

Companies where Volkswagen AG is able, directly or indirectly, to significantly influence financial and operating policy decisions (associates), as well as joint ventures, are accounted for using the equity method. Insignificant companies are carried at cost. Joint ventures also include companies in which the Volkswagen Group holds the majority of voting rights, but whose articles of association or partnership agreements stipulate that important decisions may only be resolved unanimously (minority protection).

The following carrying amounts are attributable to the Group from its proportionate interest in joint ventures:

€ million	2005	2004
Noncurrent assets	7,191	5,975
Current assets	5,516	4,143
Noncurrent liabilities	3,378	2,880
Current liabilities	6,535	5,009
Income	3,950	4,402
Expenses	3,946	4,136

The composition of the Volkswagen Group is shown in the following table:

	2005	2004
Volkswagen AG and fully consolidated subsidiaries		
Germany	49	50
abroad	144	149
Subsidiaries carried at cost		
Germany	42	43
abroad	80	85
Associates and joint ventures		
Germany	35	37
abroad	53	50
	403	**414**

The number of fully consolidated subsidiaries changed in the year under review due to the initial consolidation of two German and four foreign companies. Five companies were merged in the course of restructurings. Another two companies were deconsolidated following the discontinuation of their business activities.

The fully consolidated company COSWORTH TECHNOLOGY LTD., Northampton, and the unconsolidated company COSWORTH TECHNOLOGY INC., Novi, Michigan, were sold effective January 1, 2005. COSWORTH TECHNOLOGY LTD., Northampton, was therefore deconsolidated.

The interests in the fully consolidated companies Europcar Interrent Lease S.r.L., Rome, including its subsidiaries, Europcar Renting, S.A., Madrid, and Unirent – Comércio e Aluguer de Bens de Equipamento e Consumo, S.A., Lisbon, were sold to the LeasePlan group. Following approval by the antitrust authorities, these companies were deconsolidated at the end of September 2005, producing disposal gains of €124 million.

Volkswagen Beteiligungs-Gesellschaft mbH was also formally deconsolidated after it had been merged with Volkswagen AG.

The change in the consolidated group had no material effect on the comparability of the consolidated financial statements.

The consolidated financial statements also include investment funds and other special purpose entities whose net assets are attributable to the Group under the principle of substance over form.

An agreement on the sale of the gedas group, Berlin, was signed on December 15, 2005. The responsible antitrust authorities have not yet approved this sale. The assets and liabilities are not presented separately in accordance with IFRS 5 since this would not enhance the decision-usefulness of the consolidated financial statements.

A list of all shareholdings is filed with the Braunschweig local court under the number HRB 100484. It may also be obtained directly from Volkswagen AG, Finanz-Analytik und -Publizität, Brieffach 1848-2, 38436 Wolfsburg, Germany.

The following fully consolidated German subsidiaries with the legal form of a corporation or partnership meet the criteria set out in section 264(3) or section 264b of the German Commercial Code (HGB) and have exercised the option not to publish annual financial statements:

- Audi Synko GmbH, Ingolstadt
- Audi Vertriebsbetreuungsgesellschaft mbH, Ingolstadt
- Auto 5000 GmbH, Wolfsburg
- AutoVision GmbH, Wolfsburg
- Automobilmanufaktur Dresden GmbH, Dresden
- Bugatti Engineering GmbH, Wolfsburg
- quattro GmbH, Neckarsulm
- Volkswagen Gebrauchtfahrzeughandels und Service GmbH, Hanover
- Volkswagen Individual GmbH, Wolfsburg
- VW Kraftwerk GmbH, Wolfsburg
- Volkswagen Sachsen GmbH, Zwickau
- Volkswagen Sachsen Immobilienverwaltungs GmbH, Zwickau
- VOLKSWAGEN Synko GmbH, Wolfsburg
- VOTEX GmbH, Dreieich
- EUROPCAR INTERNATIONAL S.A. und Co. OHG, Hamburg
- Kommanditgesellschaft “MTH” Motor-Technik-Handelsgesellschaft m.b.H. & Co., Hamburg
- Raffay GmbH + Co., Hamburg
- Volkswagen Transport GmbH & Co. OHG, Wolfsburg
- Volkswagen Original Teile Logistik GmbH & Co. KG, Baunatal
- VW Wohnungs GmbH & Co. KG, Wolfsburg

CONSOLIDATION METHODS

The assets and liabilities of the German and foreign companies included in the consolidated financial statements are recognized in accordance with the uniform accounting policies used within the Volkswagen Group. In the case of companies accounted for using the equity method, the same accounting policies are applied to determine the proportionate equity, based on the most recent audited annual financial statements of each company.

In the case of subsidiaries consolidated for the first time, assets and liabilities are measured at their fair value at the date of acquisition. Goodwill arises when the purchase price of the investment exceeds the identifiable assets and liabilities. Goodwill is tested for impairment once a year ("Impairment-only Approach") to determine whether the carrying amount of goodwill is recoverable. If the carrying amount of goodwill is higher than the recoverable amount, an impairment loss must be recognized. If this is not the case, there is no change in the carrying amount of goodwill compared with the previous year. If the purchase price of the investment is less than the identified assets and liabilities, the difference is recognized in the income statement in the year of acquisition. Goodwill is accounted for at the subsidiaries in the functional currency of those subsidiaries.

The assets acquired are recognized at their fair value and depreciated or amortized over their applicable useful lives. If the asset has an indefinite useful life, any need to recognize impairment losses is determined using the same method as for goodwill.

Receivables and liabilities, and expenses and income between consolidated companies are eliminated. Intercompany profits or losses are eliminated in Group inventories and noncurrent assets. Deferred taxes are recognized for consolidation adjustments recognized in the income statement, with deferred tax assets and liabilities offset where taxes are levied by the same tax authority and relate to the same tax period.

The consolidation methods and accounting policies applied in the previous year were retained, with the exception of the changes due to the new or amended Standards.

CURRENCY TRANSLATION

Transactions in foreign currency are translated in the single-entity financial statements of Volkswagen AG and its consolidated subsidiaries at the rates prevailing at the transaction date. Foreign currency monetary items are recorded in the balance sheet using the middle rate on the balance sheet date. Foreign exchange gains and losses are recognized in the income statement. Companies belonging to the Volkswagen Group outside Germany are generally foreign entities whose financial statements are translated into euros using the functional currency concept. Asset and liability items are translated at the closing rate. With the exception of income and expenses recognized directly in equity, equity is translated at historical rates. The resulting foreign exchange differences are taken directly to equity until disposal of the subsidiary concerned, and are presented as a separate item in equity.

Income statement items are translated into euros at weighted average rates using the modified closing rate method. The rates applied are presented in the following table:

		Balance sheet Middle rate on December 31		Income statement Average rate	
	1 € =	2005	2004	2005	2004
Argentina	ARS	3.57630	4.05060	3.63920	3.65990
Australia	AUD	1.61090	1.74590	1.63260	1.68920
Brazil	BRL	2.76080	3.61500	3.03920	3.63730
United Kingdom	GBP	0.68530	0.70505	0.68391	0.67857
India	INR	53.09400	59.21050	54.81600	56.25550
Japan	JPY	138.90000	139.65000	136.87040	134.39790
Canada	CAD	1.37250	1.64160	1.50970	1.61700
Mexico	MXN	12.56760	15.08370	13.55330	14.01770
Poland	PLN	3.86000	4.08450	4.02260	4.53290
Republic of Korea	KRW	1,184.42000	1,410.05000	1,274.38350	1,422.94960
Russia	RUB	33.92000	37.75740	35.19960	35.80080
Sweden	SEK	9.38850	9.02060	9.28010	9.12520
Slovak Republic	SKK	37.88000	38.74500	38.59480	40.03390
South Africa	ZAR	7.46420	7.68970	7.91680	8.01780
Czech Republic	CZK	29.00000	30.46400	29.78530	31.90840
USA	USD	1.17970	1.36210	1.24480	1.24320
People's Republic of China	CNY	9.52040	11.27340	10.20250	10.29010

ACCOUNTING POLICIES

Intangible assets

Purchased intangible assets are recognized at cost and amortized over their useful life using the straight-line method. This relates in particular to software, which is amortized over three years.

In accordance with IAS 38, research costs are recognized as expenses when incurred.

Development costs for future products and other internally generated intangible assets are capitalized at cost, provided manufacture of the products is likely to bring the Volkswagen Group an economic benefit. If the criteria for recognition as assets are not met, the expenses are recognized in the income statement in the year in which they are incurred.

Cost includes all costs directly attributable to the development process as well as appropriate portions of development-related overheads. Borrowing costs are not capitalized. The costs are amortized using the straight-line method from the start of production over the expected life cycle of the models or components developed – generally between five and ten years.

Amortization recognized during the year is allocated to the relevant functions in the income statement.

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least once a year; intangible assets with finite useful lives are tested for impairment only if there are specific indications that they may be impaired. The Volkswagen Group applies value in use to determine the recoverable amount of goodwill and indefinite-lived intangible assets. This is based on management's current planning. The planning assumptions are adapted to reflect the current state of knowledge. They include reasonable assumptions on macroeconomic trends and historical developments. Estimation of cash flows is generally based on the expected growth trends for the automobile markets concerned.

Property, plant and equipment

Property, plant and equipment is carried at cost less depreciation and – where necessary – write-downs for impairment. Investment grants are generally deducted from cost. Cost is determined on the basis of the direct costs as well as proportionate material and production overheads, including depreciation. The cost of repairs and borrowing costs are recorded as current expenses. Property, plant and equipment is depreciated using the straight-line method over its estimated useful life.

Depreciation is based mainly on the following useful lives:

	Useful life
Buildings	25 to 50 years
Site improvements	10 to 18 years
Technical equipment and machinery	6 to 12 years
Other equipment, operating and office equipment, including special tools	3 to 15 years

Impairment losses on property, plant and equipment are recognized in accordance with IAS 36 where the recoverable amount of the asset concerned has fallen below the carrying amount. Recoverable amount is the higher of value in use and fair value less costs to sell. If the reasons for impairments recognized in previous years no longer apply, the impairment losses are reversed accordingly.

Where leased items of property, plant and equipment are used, the criteria for classification as a finance lease as set out in IAS 17 are met if all material risks and rewards incidental to ownership have been transferred to the Group company concerned. In such cases, the assets concerned are recognized at cost or at the present value of the minimum lease payments (if lower) and depreciated using the straight-line method over the asset's useful life, or over the term of the lease if this is shorter. The payment obligations arising from the future lease payments are discounted and recorded as a liability in the balance sheet.

Where consolidated companies are the lessees of assets under operating leases, lease and rental payments are recorded directly as expenses in the income statement.

Leasing and rental assets

Vehicles leased out under operating leases are recognized at cost and depreciated to their estimated residual value using the straight-line method over the term of the lease.

Investment property

Real estate and buildings held in order to obtain rental income (investment property) are carried at cost less cumulative depreciation and impairment losses; the useful lives applied to depreciation correspond to those of the property, plant and equipment used by the Company itself. The fair value of investment property must be disclosed in the notes if it is carried at amortized cost. Fair value is estimated using an income capitalization approach.

Financial instruments

Financial instruments are contracts that give rise to a financial asset of one company and a financial liability or an equity instrument of another. Regular way purchases or sales of financial instruments are accounted for at the settlement date – that is, at the date on which the asset is delivered.

IAS 39 classifies financial assets into the following categories:

- financial assets at fair value through profit or loss;
- held-to-maturity financial assets;
- originated loans and receivables; and
- available-for-sale financial assets.

Financial liabilities are classified into the following categories:

- financial liabilities at fair value through profit or loss; and
- financial liabilities carried at amortized cost.

We recognize financial instruments at amortized cost or at fair value.

The amortized cost of a financial asset or liability is the amount:

- at which a financial asset or liability is measured at initial recognition;
- minus any principal repayments;
- minus any write-down for impairment or uncollectibility;
- plus or minus the cumulative amortization of any difference between the original amount and the amount repayable at maturity (premium), amortized using the effective interest method over the term of the financial asset or liability.

In the case of current receivables and liabilities, amortized cost generally corresponds to the principal or repayment amount.

Fair value generally corresponds to the market or quoted market price. If no active market exists, fair value is determined using valuation techniques, such as by discounting the future cash flows at the market interest rate, or by using recognized option pricing models, and verified by confirmations from the banks that handle the transactions.

Originated financial instruments

Originated loans, receivables and liabilities, as well as held-to-maturity investments, are measured at amortized cost, unless hedged. Specifically, these relate to:

- receivables from financing business;
- trade receivables and payables;
- other receivables and financial assets and liabilities; and
- financial liabilities.

Available-for-sale financial assets (securities) are carried at fair value. Changes in fair value are recognized directly in equity, net of deferred taxes.

Shares in subsidiaries and other equity investments are also classified as available-for-sale financial assets. However, they are generally carried at cost, since no active market exists for those companies and fair values cannot be reliably ascertained without undue cost or effort. Fair values are recognized if there are indications that fair value is lower than cost.

Derivatives and hedge accounting

Volkswagen Group companies use derivatives to hedge balance sheet items and future cash flows (hedged items). Derivatives, such as swaps, forward transactions and options, are used as the primary hedging instruments. A criterion for the application of hedge accounting is that the hedging relationship between the hedged item and the hedging instrument is clearly documented and evidenced.

The accounting treatment of changes in the fair value of hedging instruments depends on the nature of the hedging relationship. In the case of hedges against the risk of change in the carrying amount of balance sheet items (fair value hedges), both the hedging instrument and the hedged risk portion of the hedged item are measured at fair value. Gains or losses from remeasurement are recognized in profit or loss. In the case of hedges of future cash flows (cash flow hedges), the hedging instruments are also measured at fair value. Gains or losses from remeasurement of the effective portion of the derivative are initially recognized in the reserve for cash flow hedges directly in equity, and are only recognized in the income statement when the hedged item is recognized in profit or loss. The ineffective portion of a hedge is recognized immediately in profit or loss.

Derivatives used by the Volkswagen Group for financial management purposes to hedge against interest rate, foreign currency, or price risks, but that do not meet the strict criteria of IAS 39, are classified as financial assets or liabilities at fair value through profit or loss. External hedges of intra-Group hedged items that are subsequently eliminated in the consolidated financial statements are also assigned to this category.

Receivables from finance leases

Where a Group company is the lessor – generally of vehicles – a receivable in the amount of the net investment in the lease is recognized in the case of finance leases, in other words where essentially all risks and rewards incidental to ownership are transferred to the lessee.

Other receivables and financial assets

Other receivables and financial assets (except for derivatives) are recognized at amortized cost. Appropriate valuation allowances take account of identifiable specific risks and general credit risks.

Deferred taxes

Deferred taxes are recognized for all temporary differences between the tax base of assets and liabilities and their carrying amounts in the consolidated balance sheet. Deferred tax assets are recognized for tax loss carryforwards provided it is probable that they can used in future periods.

Deferred tax liabilities and assets are recognized in the amount of the expected tax liability or tax benefit, as appropriate, in subsequent fiscal years, based on the expected enacted tax rate at the time of realization. The tax consequences of dividend payments are not taken into account until the resolution on appropriation of earnings available for distribution has been adopted.

Deferred tax assets that are unlikely to be realized within a clearly predictable period are reduced by valuation allowances.

Deferred tax assets and deferred tax liabilities are offset where taxes are levied by the same taxation authority and relate to the same tax period.

Inventories

Raw materials, consumables and supplies, merchandise, work in progress and self-produced finished goods reported in inventories are carried at cost. Cost includes direct costs and an appropriate share of the necessary material and production overheads, as well as production-related depreciation directly attributable to the production process. Administrative expenses are included to the extent that they are attributable to production. Borrowing costs are not capitalized. Inventories are measured at net realizable value where this is lower than cost at the balance sheet date. The measurement of same or similar inventories is based on the weighted average cost method.

Pension provisions

The actuarial valuation of pension provisions is based on the projected unit credit method in respect of post-employment benefits in accordance with IAS 19. The valuation is based not only on pension payments and vested entitlements known at the balance sheet date, but also reflects future salary and pension trends. Actuarial gains and losses are recognized directly in equity, net of deferred taxes.

Provisions for taxes

Tax provisions contain obligations resulting from current taxes. Deferred taxes are presented in separate items of the balance sheet and income statement.

Other provisions

In accordance with IAS 37, provisions are recognized where a present obligation exists to third parties as a result of a past event; where a future outflow of resources is probable; and where a reliable estimate of that outflow can be made.

Provisions not resulting in an outflow of resources in the year immediately following are recognized at their settlement value discounted to the balance sheet date. Discounting is based on market interest rates. The settlement value also reflects cost increases expected at the balance sheet date.

Provisions are not offset against claims for reimbursement.

Liabilities

Noncurrent liabilities are recorded at amortized cost in the balance sheet. Differences between historical cost and the repayment amount are amortized using the effective interest method.

Liabilities to members of partnerships from the provision of capital are carried at the fair value of the redemption amount at the balance sheet date.

Liabilities under finance leases are carried at the present value of the lease payments.

Current liabilities are recognized at their repayment or settlement value.

Revenue and expense recognition

Sales revenue, interest and commission income from financial services and other operating income are recognized only when the relevant service has been rendered or the goods delivered, that is, when the risk has passed to the customer. Income from assets for which a Group company has a buy-back obligation is recognized only when the assets have definitively left the Group. Prior to that time, they are carried as inventories. Cost of sales includes the costs incurred to generate the sales revenues and the cost of goods purchased for resale. This item also includes the costs of additions to warranty provisions. Research and development costs not eligible for capitalization in the period and amortization of development costs are likewise carried under cost of sales. Reflecting the presentation of interest and commission income in sales revenue, the interest and commission expenses attributable to the financial services business are presented in cost of sales. Distribution expenses include personnel and material costs, and depreciation and amortization applicable to the distribution function, as well as the costs of shipping, advertising, sales promotion, market research and customer service. Administrative expenses include personnel costs and overheads as well as depreciation and amortization applicable to administrative functions. Government grants are generally deducted from the cost of the relevant assets. Personnel expenses are recognized in respect of the issue of convertible bonds to employees conveying the right to purchase shares of Volkswagen AG. Dividend income is generally recognized on the date at which the dividend is legally approved.

Estimates and assumptions by management

Preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and income and expenses, as well as the related disclosure of contingent assets and liabilities of the reporting period. Such estimates and assumptions relate primarily to the assessment of the recoverability of intangible assets, the standard definition throughout the Group of useful lives of items of property, plant and equipment and of leasing and rental assets, the collectibility of receivables, and the recognition and measurement of provisions. The estimates and assumptions are based on underlying assumptions that reflect the current state of available knowledge. Specifically, the expected future development of business was based on the circumstances known at the date of preparation of these consolidated financial statements and a realistic assessment of the future development of the global and sector-specific environment. Developments in this environment that differ from the assumptions and that cannot be influenced by management could result in amounts that differ from the original estimates. If actual developments differ from the expected developments, the underlying assumptions and, if necessary, the carrying amounts of the assets and liabilities affected are adjusted.

At the date of preparation of these consolidated financial statements, the underlying assumptions and estimates were not exposed to any material risks. At present, management does not therefore believe that there will be a requirement in the following fiscal year for any material adjustment to the carrying amounts of assets and liabilities reported in the consolidated balance sheet.

SEGMENT REPORTING

BY DIVISION

€ million	Automotive 2005	Automotive 2004	Financial Services 2005	Financial Services 2004	Consolidation 2005	Consolidation 2004	Volkswagen Group 2005	Volkswagen Group 2004
Sales to third parties	86,382	80,785	8,886	8,178	–	–	95,268	88,963
Intersegment sales revenue	1,482	1,322	709	532	–2,191	–1,854	–	–
Segment sales revenue	87,864	82,107	9,595	8,710	–2,191	–1,854	95,268	88,963
Impairment losses*	646	462	33	184	–	–	679	646
Reversals of impairment losses*	17	1	31	1	–	–	48	2
Operating profit	1,807	590	933	927	52	125	2,792	1,642
Share of profits and losses of Group companies accounted for using the equity method	–45	212	123	43	–	–	78	255
Cash flows from operating activities	8,719	9,282	2,698	2,576	–607	–401	10,810	11,457
Segment assets	69,455	66,996	61,459	58,628	–5,964	–6,156	124,950	119,468
Investments in Group companies accounted for using the equity method	2,842	2,926	1,356	1,295	–	–	4,198	4,221
Segment liabilities	57,204	54,189	55,944	54,067	–7,743	–7,711	105,405	100,545
Investments in property, plant and equipment and other intangible assets	4,316	5,425	118	125	–	–	4,434	5,550
Capitalized development costs	1,432	1,501	–	–	–	–	1,432	1,501
Investments in leasing and rental assets and investment property	51	70	8,087	6,762	–	–	8,138	6,832
Investing activities	6,501	7,631	4,752	8,015	33	–848	11,286	14,798

* Intangible assets, property, plant and equipment, leasing and rental assets, investment property and inventories.

BY MARKET 2005

€ million	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Consol- idation	Total
Sales to third parties	26,297	43,062	13,724	4,956	1,968	5,261	–	95,268
Investments in property, plant and equipment, and other intangible assets	2,664	1,210	286	183	54	16	21	4,434
Segment assets	71,533	47,467	21,697	5,600	929	3,025	–25,301	124,950

BY MARKET 2004

€ million	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Consol- idation	Total
Sales to third parties	24,504	39,755	13,308	3,949	1,582	5,865	–	88,963
Investments in property, plant and equipment, and other intangible assets	3,541	1,376	417	120	71	14	11	5,550
Segment assets	72,022	43,606	17,444	3,652	686	2,693	–20,635	119,468

The internal organizational and management structure and the internal reporting lines to the Board of Management and the Supervisory Board form the basis for identifying the primary format of segment reporting within the Volkswagen Group by the two divisions Automotive and Financial Services. The secondary reporting format is geographically based.

As a matter of principle, business relationships between the companies within the segments of the Volkswagen Group are transacted at arm's length prices.

INCOME STATEMENT DISCLOSURES

> 1 SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

€ million	2005	2004
Vehicles	74,294	68,055
Genuine parts	5,961	5,849
Other sales revenue	6,454	7,113
Rental and leasing business	5,595	5,187
Interest and similar income from financial services business	2,964	2,759
	95,268	**88,963**

For segment reporting purposes, the sales revenue of the Group is presented by division and market.

> 2 COST OF SALES

Cost of sales includes interest expenses of €1,826 million (previous year: €1,568 million) attributable to the financial services business.

> 3 OTHER OPERATING INCOME

€ million	2005	2004
Income from reversal of valuation allowances on receivables and other assets	374	460
Income from reversal of provisions and accruals	1,057	909
Income from realized foreign currency hedging derivatives	259	593
Income from foreign exchange gains	698	485
Income from sale of promotional material	179	157
Income from cost allocations	812	673
Income from investment property	63	70
Gains on asset disposals	102	133
Miscellaneous other operating income	1,008	981
	4,552	**4,461**

Foreign exchange gains mainly comprise gains from changes in exchange rates between the dates of recognition and payment of receivables and liabilities denominated in foreign currencies, as well as exchange rate gains resulting from measurement at the closing rate. Foreign exchange losses from these items are included in other operating expenses.

> 4 OTHER OPERATING EXPENSES

€ million	2005	2004
Valuation allowances on receivables and other assets	823	754
Realized losses from derivative currency hedging instruments	396	313
Foreign exchange losses	628	521
Expenses from cost allocations	225	145
Miscellaneous other operating expenses	1,277	1,143
	3,349	**2,876**

> 5 SHARE OF PROFITS AND LOSSES OF GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

€ million	2005	2004
Share of profits of Group companies accounted for using the equity method	267	345
of which from: joint ventures	(174)	(260)
associates	(93)	(85)
Share of losses of Group companies accounted for using the equity method	189	90
of which from: joint ventures	(188)	(83)
associates	(1)	(7)
	78	**255**

> 6 OTHER FINANCIAL RESULT

€ million	2005	2004
Income from profit and loss transfer agreements	16	21
Cost of loss absorption	1	1
Miscellaneous other income from equity investments	11	27
of which from: subsidiaries	(9)	(25)
other equity investments	(2)	(2)
Other expenses from equity investments	51	70
of which from: subsidiaries	(4)	(3)
other equity investments	(47)	(67)
Other expenses from equity investments	**-25**	**-23**
Income from securities and loans	220	167
of which from subsidiaries	(1)	(3)
Other interest and similar income	423	414
Other interest and similar expenses	816	695
Gains from fair value remeasurement of ineffective hedging derivatives	118	154
Gains from fair value remeasurement of assets and liabilities	32	261
Losses from fair value remeasurement of ineffective hedging derivatives	222	196
Losses from fair value remeasurement of assets and liabilities	7	37
Interest cost included in lease payments	10	13
Interest result	**-262**	**55**
Interest cost on pension provisions	714	743
Interest cost on other provisions	147	98
Miscellaneous other financial result	**-861**	**-841**
Other financial result	**-1,148**	**-809**

Gains and losses on hedged items and the related hedging derivatives within the meaning of IAS 39 are presented net in Gains and losses from the fair value remeasurement of ineffective hedging derivatives.

> 7 INCOME TAX EXPENSE

COMPONENTS OF TAX EXPENSE

€ million	2005	2004
Current tax expense, Germany	364	418
Current tax expense, abroad	657	548
Current tax expense	**1,021**	**966**
of which prior period	(76)	(38)
Income from reversal of tax provisions	**−145**	**−115**
Current income tax expense	**876**	**851**
Deferred tax income Germany	−203	−498
Deferred tax income/expense abroad	−71	38
Deferred tax income	−274	−460
Income tax expense	**602**	**391**

The statutory corporation tax rate in Germany for the 2005 assessment period was 25%. This resulted in an aggregate tax rate, including trade tax and the solidarity surcharge, of 38.3%. In fiscal year 2005, deferred taxes were measured at a tax rate of 38.3%. The local income tax rates applied for companies outside Germany vary between 0% and 42.0%. In the case of split tax rates, the tax rate applicable to undistributed profits is applied.

The realization of tax benefits from tax loss carryforwards from previous years resulted in a reduction in current income taxes in 2005 by €155 million (previous year: €114 million).

Previously unused tax loss carryforwards amounted to €3,837 (previous year: €3,595 million). Tax loss carryforwards amounting to €1,890 million (previous year: €1,682 million) can be used indefinitely, while €222 million (previous year: €253 million) must be used within the next ten years. There are additional tax loss carryforwards amounting to €1,725 million (previous year: €1,660 million) that can be used within a period of 15 to 20 years. It was estimated that tax loss carryforwards of €615 million (previous year: €692 million) will not be usable.

The increase in unused tax loss carryforwards results primarily from the tax results of the Brazilian companies.

Deferred taxes were recognized where income from subsidiaries was tax-exempt in the past due to specific local regulations, but the tax effects on discontinuation of the temporary tax exemption have become foreseeable. Tax benefits amounting to €303 million (previous year: €305 million) were recognized because of tax credits granted by various countries to compensate for the loss of tax relief where the amounts involved were unlimited.

No deferred tax assets were recognized for deductible temporary differences of €51 million (previous year: €54 million) and for tax credits of €206 million (previous year: €5 million).

Deferred tax income resulting from changes in tax rates amounted to €10 million (previous year: €16 million).

€1,182 million (previous year: €595 million) of the deferred taxes recognized in the balance sheet was taken directly to equity without being recognized in the income statement. Exercise of the option under IAS 19 to take actuarial losses directly to equity resulted in an increase in equity from the recognition of deferred taxes of €469 million (previous year: €305 million) in 2005. Changes in deferred taxes on reserves for cash flow hedges increased equity by €194 million (previous year: reduction by €5 million). The deferred taxes required to be recognized on the fair value measurement of securities reduced equity by €76 million.

If taxed and untaxed components of equity were to be fully distributed, unrecognized recoverable corporation tax would amount to €1,165 million (previous year: €1,162 million). The provisions of the German Tax Relief Reduction Act enacted in April 2003 only applied until fiscal year 2005. Starting with fiscal year 2006, this Act stipulates that corporation tax relief will again be granted on dividends. The proposed dividend for fiscal year 2005 will therefore trigger tax relief of €75 million.

The following recognized deferred tax assets and liabilities are attributable to recognition and measurement differences in the individual balance sheet items and to tax loss carryforwards:

	Deferred tax assets		Deferred tax liabilities	
€ million	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Intangible assets	145	120	2,283	2,331
Property , plant and equipment, and leasing and rental assets	4,519	4,170	3,116	2,770
Noncurrent financial instruments	173	231	48	52
Inventories	164	161	107	123
Receivables and other assets (including Financial Services Division)	824	610	5,158	4,591
Other current financial assets	28	89	84	39
Pension provisions	2,065	1,639	6	8
Other provisions	2,004	1,602	104	58
Liabilities	1,639	1,250	543	616
Tax loss carryforwards	1,058	1,136	0	0
Valuation allowances on deferred tax assets	−2	−181	0	0
Gross value	**12,617**	**10,827**	**11,449**	**10,588**
of which noncurrent	(8,691)	(7,609)	(8,600)	(7,908)
Offset	10,608	8,968	10,608	8,968
Consolidation	863	828	781	634
Amount recognized	**2,872**	**2,687**	**1,622**	**2,254**

In accordance with IAS 12, deferred tax assets and liabilities are offset if, and only if, they relate to income taxes levied by the same taxation authority and relate to the same tax period.

The tax expense of €602 million reported for 2005 (previous year: €391 million) was €58 million (previous year: €26 million) lower than the expected tax expense of €660 million that would have resulted from application of a tax rate applicable to undistributed profits of 38.3% to the profit before tax of the Group.

RECONCILIATION OF EXPECTED TO EFFECTIVE INCOME TAX EXPENSE

€ million	2005	2004
Profit before tax	1,722	1,088
Expected income tax expense (tax rate 38.3%; previous year: 38.3%)	**660**	**417**
Reconciliation:		
Effect of different tax rates outside Germany	−186	−216
Proportion of taxation relating to:		
tax-exempt income	−146	−131
expenses not deductible for tax purposes	237	297
temporary differences and losses for which no deferred taxes were recognized	119	265
Tax credits	−64	−201
Prior-period current tax expense	−24	−20
Effect of tax rate changes	10	−16
Other taxation effects	−4	−4
Effective income tax expense	**602**	**391**
Effective tax rate (%)	34.9	35.9

> 8 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing profit attributable to shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the reporting period. Earnings per share are diluted by "potential shares". These include stock options, although these are only dilutive if they result in the issuance of shares at a value below the average market price of the shares. There was no dilutive effect because the annual average price of Volkswagen ordinary shares was below the conversion price for the exercise of conversion rights.

	Ordinary		Preferred	
Quantity	2005	2004	2005	2004
Weighted average number of shares outstanding – basic	279,126,053	278,570,587	105,238,280	105,238,280
Dilutive potential ordinary shares				
stock option plan	–	–	–	–
bonds with warrants	–	–	–	–
Weighted average number of shares outstanding – diluted	279,126,053	278,570,587	105,238,280	105,238,280

€ million	2005	2004
Profit after tax	1,120	697
Minority interests	0	4
Profit attributable to shareholders of Volkswagen AG	1,120	693
Basic earnings		
of which relating to: ordinary shares	809	499
preferred shares	311	194
Diluted earnings		
of which relating to: ordinary shares	809	499
preferred shares	311	194

in €	2005	2004
Earnings per share – basic		
Ordinary shares	2.90	1.79
Preferred shares	2.96	1.85
Earnings per share – diluted		
Ordinary shares	2.90	1.79
Preferred shares	2.96	1.85

BALANCE SHEET DISCLOSURES

> 9 INTANGIBLE ASSETS

CHANGES IN INTANGIBLE ASSETS BETWEEN JANUARY 1 AND DECEMBER 31, 2004

€ million	Concessions, industrial and similar rights, and licenses, in such rights and assets	Goodwill	Capitalized costs for products under development	Capitalized development costs for products currently in use	Other intangible assets	Total
Historical cost						
Balance at Jan. 1, 2004	**49**	**1,359**	**2,210**	**7,626**	**1,210**	**12,454**
Foreign exchange differences	–1	20	–13	13	–1	18
Changes in consolidated Group	–	–	–	–	1	1
Additions	3	2	1,039	462	139	1,645
Transfers	2	27	–1,578	1,577	–2	26
Disposals	2	1,183	16	1,145	234	2,580
Balance at Dec. 31, 2004	**51**	**225**	**1,642**	**8,533**	**1,113**	**11,564**
Amortization and impairment						
Balance at Jan. 1, 2004	**33**	**1,168**	**98**	**3,329**	**681**	**5,309**
Foreign exchange differences	–1	–	–	6	–2	3
Changes in consolidated Group	–	–	–	–	0	0
Additions to cumulative amortization	8	–	–	1,134	173	1,315
Additions to cumulative impairment losses	6	–	–	–	2	8
Transfers	–	16	–	–	–9	7
Disposals	2	1,184	17	1,132	233	2,568
Reversal of impairment losses	–	–	–	–	–	–
Balance at Dec. 31, 2004	**44**	**–**	**81**	**3,337**	**612**	**4,074**
Carrying amount at Dec. 31, 2004	**7**	**225**	**1,561**	**5,196**	**501**	**7,490**

The value in use determined for intangible assets in measuring recoverable amounts is based on a discount rate equal to the return on investment required within the Volkswagen Group. Sensitivity analyses have shown that it would be unnecessary to recognize impairment losses on goodwill and indefinite-lived intangible assets, including in the case of realistic variations in key assumptions.

CHANGES IN INTANGIBLE ASSETS BETWEEN JANUARY 1 AND DECEMBER 31, 2005

€ million	Concessions, industrial and similar rights, and licenses, in such rights and assets	Goodwill	Capitalized costs for products under development	Capitalized development costs for products currently in use	Other intangible assets	Total
Historical cost						
Balance at Jan. 1, 2005	**51**	**225**	**1,642**	**8,533**	**1,113**	**11,564**
Foreign exchange differences	4	8	29	144	20	205
Changes in consolidated Group	–	–	–	–	4	4
Additions	8	5	1,071	361	186	1,631
Transfers	3	–	–1,024	1,016	24	19
Disposals	3	–	3	514	64	584
Balance at Dec. 31, 2005	**63**	**238**	**1,715**	**9,540**	**1,283**	**12,839**
Amortization and impairment						
Balance at Jan. 1, 2005	**44**	**–**	**81**	**3,337**	**612**	**4,074**
Foreign exchange differences	4	–	–	60	15	79
Changes in consolidated Group	–	–	–	–	0	0
Additions to cumulative amortization	7	–	–	1,316	165	1,488
Additions to cumulative impairment losses	1	–	5	117	0	123
Transfers	1	–	–	–	1	2
Disposals	3	–	–	511	81	595
Reversal of impairment losses	–	–	–	–	–	–
Balance at Dec. 31, 2005	**54**	**–**	**86**	**4,319**	**712**	**5,171**
Carrying amount at Dec. 31, 2005	**9**	**238**	**1,629**	**5,221**	**571**	**7,668**

Of the total research and development costs incurred in 2005, €1,432 million (previous year: €1,501 million) met the criteria for capitalization under IFRSs.

The following amounts were recognized as expenses:

€ million	2005	2004
Research and non-capitalized development costs	2,643	2,663
Amortization of development costs	1,438	1,134
Research and development costs recognized in the income statement	**4,081**	**3,797**

> 10 PROPERTY, PLANT AND EQUIPMENT

CHANGES IN PROPERTY, PLANT AND EQUIPMENT BETWEEN JANUARY 1 AND DECEMBER 31, 2004

€ million	Land, land rights and buildings, including buildings on third-party land	Technical equipment and machinery	Other equipment, operating and office equipment	Payments on account and assets under construction	Total
Historical cost at Jan. 1, 2004	**12,802**	**21,997**	**26,711**	**2,289**	**63,799**
Foreign exchange differences	43	112	−22	5	138
Changes in consolidated Group	0	2	1	3	6
Additions	282	1,156	2,725	1,282	5,445
Transfers	251	872	834	−1,983	−26
Disposals	21	506	1,051	22	1,600
Balance at Dec. 31, 2004	**13,357**	**23,633**	**29,198**	**1,574**	**67,762**
Depreciation and impairment Balance at Jan. 1, 2004	**5,814**	**15,076**	**19,057**	**0**	**39,947**
Foreign exchange differences	−2	43	−25	–	16
Changes in consolidated Group	0	0	0	–	0
Additions to cumulative depreciation	455	1,828	2,893	–	5,176
Additions to cumulative impairment losses	23	90	168	3	284
Transfers	0	0	−6	−1	−7
Disposals	11	481	957	0	1,449
Reversal of impairment losses	–	–	0	–	0
Balance at Dec. 31, 2004	**6,279**	**16,556**	**21,130**	**2**	**43,967**
Carrying amount at Dec. 31, 2004	**7,078**	**7,077**	**8,068**	**1,572**	**23,795**
of which assets leased under finance lease contracts Carrying amount at Dec. 31, 2004	194	1	23	–	218

CHANGES IN PROPERTY, PLANT AND EQUIPMENT BETWEEN JANUARY 1 AND DECEMBER 31, 2005

€ million	Land, land rights and buildings, including buildings on third-party land	Technical equipment and machinery	Other equipment, operating and office equipment	Payments on account and assets under construction	Total
Historical cost at Jan. 1, 2005	**13,357**	**23,633**	**29,198**	**1,574**	**67,762**
Foreign exchange differences	257	604	602	54	1,517
Changes in consolidated Group	7	1	4	–	12
Additions	227	724	2,216	1,078	4,245
Transfers	149	639	544	−1,349	−17
Disposals	100	1,076	1,444	27	2,647
Balance at Dec. 31, 2005	**13,897**	**24,525**	**31,120**	**1,330**	**70,872**
Depreciation and impairment Balance at Jan. 1, 2005	**6,279**	**16,556**	**21,130**	**2**	**43,967**
Foreign exchange differences	105	413	434	–	952
Changes in consolidated Group	2	1	2	–	5
Additions to cumulative depreciation	472	1,831	2,910	–	5,213
Additions to cumulative impairment losses	16	118	112	0	246
Transfers	1	−14	15	−2	0
Disposals	54	1,023	1,300	–	2,377
Reversal of impairment losses	−1	−17	–	–	−18
Balance at Dec. 31, 2005	**6,820**	**17,865**	**23,303**	**0**	**47,988**
Carrying amount at Dec. 31, 2005	**7,077**	**6,660**	**7,817**	**1,330**	**22,884**
of which assets leased under finance lease contracts Carrying amount at Dec. 31, 2005	184	1	20	–	205

Call options on buildings and plant leased under the terms of finance leases exist in most cases, and are normally exercised. Interest rates on the leases vary between 2.9% and 11.0%, depending on the market and the date of inception of the lease. Future finance lease payments due, and their present values, are shown in the following table:

€ million	2006	2007–2010	from 2011	Total
Finance lease payments	112	97	148	357
Interest component of finance lease payments	13	33	31	77
Present value of finance lease payments	**99**	**64**	**117**	**280**

For assets leased under operating leases, payments recognized in the income statement amounted to €315 million in the year under review (previous year: €386 million).

> 11 LEASING AND RENTAL ASSETS AND INVESTMENT PROPERTY

€ million	Leasing and rental assets	Investment property	Total
Historical cost			
Balance at Jan. 1, 2004	**10,414**	**619**	**11,033**
Foreign exchange differences	−498	18	−480
Changes in consolidated Group	–	–	–
Additions	6,773	59	6,832
Transfers	−2	2	0
Disposals	5,722	366	6,088
Balance at Dec. 31, 2004	**10,965**	**332**	**11,297**
Depreciation and impairment			
Balance at Jan. 1, 2004	**1,964**	**163**	**2,127**
Foreign exchange differences	−127	1	−126
Changes in consolidated Group	–	–	–
Additions to cumulative depreciation	1,583	10	1,593
Additions to cumulative impairment losses	183	1	184
Transfers	−1	1	–
Disposals	1,120	25	1,145
Reversal of impairment losses	−1	−1	−2
Balance at Dec. 31, 2004	**2,481**	**150**	**2,631**
Carrying amount at Dec. 31, 2004	**8,484**	**182**	**8,666**

€ million	Leasing and rental assets	Investment property	Total
Historical cost			
Balance at Jan. 1, 2005	**10,965**	**332**	**11,297**
Foreign exchange differences	1,117	2	1,119
Changes in consolidated Group	0	–	0
Additions	8,131	7	8,138
Transfers	–	−2	−2
Disposals	7,532	24	7,556
Balance at Dec. 31, 2005	**12,681**	**315**	**12,996**
Depreciation and impairment			
Balance at Jan. 1, 2005	**2,481**	**150**	**2,631**
Foreign exchange differences	294	0	294
Changes in consolidated Group	0	–	0
Additions to cumulative depreciation	1,586	7	1,593
Additions to cumulative impairment losses	33	–	33
Transfers	–	−1	−1
Disposals	1,565	8	1,573
Reversal of impairment losses	−30	–	−30
Balance at Dec. 31, 2005	**2,799**	**148**	**2,947**
Carrying amount at Dec. 31, 2005	**9,882**	**167**	**10,049**

Leasing and rental assets include assets leased out under the terms of operating leases.

Investment property includes leased dealerships and apartments rented out, with a fair value of €446 million. Operating expenses of €47 million were incurred for the maintenance of investment property in use. Expenses of €1 million were incurred for unused investment property.

The following payments from non-cancelable leases and rental agreements are expected to be received over the coming years:

€ million	2006	2007–2010	from 2011	Total
	1,103	1,186	32	2,321

> 12 INVESTMENTS IN GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AND OTHER EQUITY INVESTMENTS

€ million	Shares in Group companies accounted for using the equity method	Other equity investments	Total
Historical cost			
Balance at Jan. 1, 2004	**3,746**	**445**	**4,191**
Foreign exchange differences	−26	0	−26
Changes in consolidated Group	–	–	–
Additions	1,423	87	1,510
Transfers	0	0	–
Disposals	792	70	862
Reversal of impairment losses	–	14	14
Balance at Dec. 31, 2004	**4,351**	**476**	**4,827**
Impairment losses			
Balance at Jan. 1, 2004	**407**	**141**	**548**
Foreign exchange differences	−1	1	0
Changes in consolidated Group	–	–	–
Additions to cumulative depreciation	–	–	–
Additions to cumulative impairment losses	15	70	85
Transfers	–	–	–
Disposals	291	29	320
Reversal of impairment losses	0	0	0
Balance at Dec. 31, 2004	**130**	**183**	**313**
Carrying amount at Dec. 31, 2004	**4,221**	**293**	**4,514**

€ million	Shares in Group companies accounted for using the equity method	Other equity investments	Total
Historical cost			
Balance at Jan. 1, 2005	**4,351**	**476**	**4,827**
Foreign exchange differences	62	10	72
Changes in consolidated Group	–	1	1
Additions	465	142	607
Transfers	72	–72	0
Disposals	562	39	601
Reversal of impairment losses	–	2	2
Balance at Dec. 31, 2005	**4,388**	**520**	**4,908**
Impairment losses			
Balance at Jan. 1, 2005	**130**	**183**	**313**
Foreign exchange differences	2	1	3
Changes in consolidated Group	–	–	–
Additions to cumulative impairment losses	64	4	68
Transfers	–	–	–
Disposals	0	4	4
Reversal of impairment losses	–6	0	–6
Balance at Dec. 31, 2005	**190**	**184**	**374**
Carrying amount at Dec. 31, 2005	**4,198**	**336**	**4,534**

The investments in companies accounted for using the equity method include joint ventures in the amount of €2,800 million (previous year: €2,843 million).

Significant joint ventures and associates are detailed in the listing of significant Group companies at the end of the notes to the consolidated financial statements.

> 13 NONCURRENT AND CURRENT FINANCIAL SERVICES RECEIVABLES

€ million	current	noncurrent	Carrying amount Dec. 31, 2005	Fair value Dec. 31, 2005	current	noncurrent	Carrying amount Dec. 31, 2004	Fair value Dec. 31, 2004
Receivables from financing business								
customer financing	9,034	16,562	25,596	25,642	8,106	15,281	23,387	23,556
dealer financing	8,537	745	9,282	9,282	8,306	668	8,974	8,971
direct banking	77	104	181	179	53	–	53	53
	17,648	**17,411**	**35,059**	**35,103**	**16,465**	**15,949**	**32,414**	**32,580**
Receivables from operating lease business	79	–	79	79	194	–	194	194
Receivables from finance leases	4,685	7,547	12,232	12,225	4,450	6,813	11,263	11,255
	22,412	**24,958**	**47,370**	**47,407**	**21,109**	**22,762**	**43,871**	**44,029**

Noncurrent receivables from the customer financing business mainly bear fixed interest at rates of between 0.6% and 20.4%, depending on the market concerned. They have terms of up to 60 months. The noncurrent portion of dealer financing is granted at interest rates of between 3.1% and 8.8%, depending on the country.

The receivables from customer and dealer financing are secured by vehicles or real property liens.

The receivables from dealer financing include an amount of €85 million (previous year: €73 million) receivable from subsidiaries.

The receivables from finance leases – almost entirely in respect of vehicles – are expected to generate the following cash flows:

€ million	2006	2007–2010	from 2011	Total
Future payments from finance lease receivables	5,098	8,201	13	13,312
Unearned finance income from finance leases (discounting)	–413	–666	–1	–1,080
Carrying amount of receivables from finance leases	4,685	7,535	12	12,232
Present value of unguaranteed residual values	–	–	–	–
Present value of minimum lease payments outstanding at the balance sheet date	**4,685**	**7,535**	**12**	**12,232**

Outstanding finance lease receivables are reduced by valuation allowances of €201 million.

> 14 NONCURRENT AND CURRENT OTHER RECEIVABLES AND FINANCIAL ASSETS

€ million	current	noncurrent	Carrying amount Dec. 31, 2005	Fair value Dec. 31, 2005	current	noncurrent	Carrying amount Dec. 31, 2004	Fair value Dec. 31, 2004
Other receivables from								
subsidiaries	255	11	266	266	66	10	76	76
joint ventures	1,247	566	1,813	1,819	892	457	1,349	1,349
associates	17	–	17	17	7	–	7	7
other companies in which an investment is held	16	125	141	140	73	127	200	200
Recoverable income taxes	1,155	30	1,185	1,186	1,002	28	1,030	1,030
Positive fair values of derivatives	401	769	1,170	1,170	723	956	1,679	1,679
Other assets	1,765	769	2,534	2,520	1,099	720	1,819	1,804
	4,856	**2,270**	**7,126**	**7,118**	**3,862**	**2,298**	**6,160**	**6,145**

Other assets include plan assets to fund post-employment benefits in the amount of €30 million (previous year: €75 million).

There are no material restrictions on title or right of use in respect of other receivables and financial assets. Default risks are accounted for by means of valuation allowances. Allowances for doubtful accounts amounting to €272 million (previous year: €291 million) were recognized.

Other receivables and financial assets include loans to joint ventures, associates and other equity investments, and bear interest at rates of up to 14.8% (previous year: 3.7%).

Other receivables from subsidiaries include loans with terms of between one and 15 years, which were lent at interest rates of between 2.4% and 9.32%.

Current other receivables are predominantly non-interest-bearing.

Derivatives have the following positive fair values:

€ million	Dec. 31, 2005	Dec. 31, 2004
Transactions for hedging against		
foreign currency risk from assets using fair value hedges	13	308
foreign currency risk from liabilities using fair value hedges	40	84
interest rate risk using fair value hedges	671	710
interest rate risk using cash flow hedges	88	33
foreign currency risk from future cash flow (cash flow hedges)	68	262
Hedging transactions	**880**	**1,397**
Assets arising from ineffective hedging derivatives	290	282
	1,170	**1,679**

Further details on derivatives as a whole are given in note 28 Financial instruments.

> 15 TAX ASSETS

€ million	current	noncurrent	Carrying amount Dec. 31, 2005	current	noncurrent	Carrying amount Dec. 31, 2004
Deferred tax assets	–	2,872	2,872	–	2,687	2,687
Current tax receivables	317	–	317	469	–	469
	317	**2,872**	**3,189**	**469**	**2,687**	**3,156**

> 16 INVENTORIES

€ million	Dec. 31, 2005	Dec. 31, 2004
Raw materials, consumables and supplies	2,163	1,943
Work in progress	1,355	1,289
Finished goods and purchased merchandise	9,100	8,177
Payments on account	25	31
	12,643	**11,440**

Of the total inventories, €2,373 million (previous year: €1,952 million) is recognized at net realizable value. The production cost of inventories is recognized as an expense and included in cost of sales in the amount of €74,550 (previous year: €70,984). Valuation allowances recognized as expenses in the reporting period amount to €277 million (previous year: €170 million).

> 17 TRADE RECEIVABLES

€ million	Dec. 31, 2005	Dec. 31, 2004
Trade receivables from		
third parties	5,252	4,853
subsidiaries	151	178
joint ventures	176	248
associates	52	74
other companies in which an investment is held	7	4
	5,638	**5,357**

The fair values of the trade receivables correspond to the carrying amounts. Valuation allowances of €116 million (previous year: €162 million) were recognized.

> 18 SECURITIES

The securities serve to safeguard liquidity. Securities classified as current assets are quoted, mainly short-term fixed-income securities, and shares.

> 19 CASH AND CASH EQUIVALENTS

€ million	Dec. 31, 2005	Dec. 31, 2004
Bank balances	7,750	9,937
Checks, cash-in-hand and call deposits	213	284
	7,963	**10,221**

Bank balances are held at various banks in different currencies.

> 20 EQUITY

€ million	Subscribed capital	Capital reserves	Retained earnings					Equity attributable to shareholders of VW AG	Minority interests	Total equity
			Accumulated profit	Currency translation reserve	Reserve for actuarial gains and losses	Reserve for cash flow hedges	Fair value reserve for securities			
Balance before restatement at Jan. 1, 2004	**1,089**	**4,451**	**20,391**	**–2,212**	**–**	**40**	**–**	**23,759**	**104**	**23,863**
Change in accounting policies IAS 19 and IAS 32	–	–	–157	–	–608	–	–	–765	–49	–814
Balance after restatement at Jan. 1, 2004	**1,089**	**4,451**	**20,234**	**–2,212**	**–608**	**40**	**–**	**22,994**	**55**	**23,049**
Capital increase	–	–	–	–	–	–	–	–	–	–
Dividend payment	–	–	–409	–	–	–	–	–409	–10	–419
Recognized income and expense	–	–	693	–189	–787	49	–	–234	2	–232
Deferred taxes	–	–	–	–	305	–5	–	300	–	300
Other changes	–	–	–17	–	–	–	–	–17	0	–17
Balance at Dec. 31, 2004	**1,089**	**4,451**	**20,501**	**–2,401**	**–1,090**	**84**	**–**	**22,634**	**47**	**22,681**
Balance before restatement at Jan. 1, 2005	**1.089**	**4,451**	**20,501**	**–2,401**	**–1,090**	**84**	**–**	**22,634**	**47**	**22,681**
Change in accounting policies IAS 39	–	–	33	–	–	–	–	33	–	33
Balance after restatement at Jan. 1, 2005	**1,089**	**4,451**	**20,534**	**–2,401**	**–1,090**	**84**	**–**	**22,667**	**47**	**22,714**
Capital increase	4	62	–	–	–	–	–	66	–	66
Dividend payment	–	–	–409	–	–	–	–	–409	–5	–414
Recognized income and expense	–	–	1,120	956	–1,231	–410	248	683	2	685
Deferred taxes	–	–	–	–	469	194	–76	587	–	587
Other changes	–	–	6	–	–	–	–	6	3	9
Balance at Dec. 31, 2005	**1,093**	**4,513**	**21,251**	**–1,445**	**–1,852**	**–132**	**172**	**23,600**	**47**	**23,647**

The subscribed capital of Volkswagen AG is denominated in euros. The shares are no-par value bearer shares. Each share has a notional value of €2.56. As well as ordinary shares, there are preferred shares that entitle the bearer to a €0.06 higher dividend than ordinary shares, but do not carry voting rights.

The subscribed capital is composed of 321,929,800 no-par value ordinary shares and 105,238,280 preferred shares, and amounts to €1,093 million (previous year: €1,089 million). Based on the resolution by the Annual General Meeting on June 7, 2001, authorized capital of up to €130 million, expiring on June 6, 2006, was approved for the issue of new ordinary bearer shares. Based on the resolution by the Annual General Meeting on April 22, 2004, further authorized capital of up to

€400 million, expiring on April 21, 2009, was approved. There is also contingent capital of €100 million for the issue of up to 39,062.500 ordinary or preferred shares. This contingent capital increase will be implemented only to the extent that the holders of convertible bonds issued before June 1, 2004 exercise their conversion rights.

	Shares		€	
	2005	2004	2005	2004
Balance at January 1	**425,528,220**	**425,528,220**	**1,089,352,243**	**1,089,352,243**
Issued shares (bonds with warrants)	1,639,860	–	4,198,042	–
Balance at December 31	**427,168,080**	**425,528,220**	**1,093,550,285**	**1,089,352,243**

The 41,719,353 Volkswagen AG ordinary shares held by Volkswagen Beteiligungs-Gesellschaft mbH in the previous year were transferred to Volkswagen AG as a result of the merger.

The capital reserves comprise the share premium of €4,294 million from capital increases and the share premium of €219 million from the issue of bonds with warrants.

STOCK OPTION PLAN

The Board of Management, with the consent of the Supervisory Board, exercised the authorization given by the Annual General Meeting on June 19, 1997 to implement a stock option plan. Contingent capital of €28.6 million is available for this purpose. Additional contingent capital of €35.5 million has been created for the issue of ordinary shares based on the authorization given by the Annual General Meeting on April 16, 2002. The contingent capital increase will be implemented only to the extent that the holders of the convertible bonds issued on the basis of the authorization given by the Annual General Meeting to implement a stock option plan exercise their conversion rights.

The stock option plan entitles the beneficiaries – the Board of Management, Group senior executives and management, as well as employees of Volkswagen AG for whom remuneration is collectively agreed – to purchase options on shares of Volkswagen AG by subscribing for convertible bonds at a price of €2.56 each. Each bond is convertible into ten ordinary shares.

The stock options are not accounted for until the exercise date. The conversion price then received for the new shares is credited to subscribed capital or capital reserves.

With the consent of the Supervisory Board, the Board of Management implemented the seventh tranche of the stock option plan in fiscal year 2005. The initial conversion price of the seventh tranche, reflecting the price of Volkswagen shares at the time the resolution was adopted in 2005, was set at €37.99 per Volkswagen ordinary share. It will increase in each of the following years by five percentage points. After a 24-month lock-up period, the conversion rights can be exercised between July 9, 2007 and July 1, 2010. The conversion price will be €41.79 for the first conversion period starting on July 9, 2007.

The conversion prices and periods of the tranches still outstanding are shown in the following table:

CONVERSION PRICES AND PERIODS FOR EACH TRANCHE OF THE STOCK OPTION PLAN

in €	2nd tranche	3rd tranche	4th tranche	5th tranche	6th tranche	7th tranche
Base conversion price per share	41.82	59.43	51.52	36.54	38.68	37.99
Conversion price						
as from July 14, 2002	46.00					
as from publication of quarterly report as of September 30, 2002	48.09					
as from July 14, 2003		65.37				
as from publication of quarterly report as of September 30, 2003	50.18	68.34				
as from June 19, 2004			56.67			
as from publication of quarterly report as of September 30, 2004	52.28	71.32	59.25			
as from July 12, 2005				40.19		
as from publication of quarterly report as of September 30, 2005		74.29	61.82	42.02		
as from July 10, 2006					42.55	
as from publication of quarterly report as of September 30, 2006			64.40	43.85	44.48	
as from July 9, 2007						41.79
as from publication of quarterly report as of September 30, 2007				45.68	46.42	43.69
as from publication of quarterly report as of September 30, 2008					48.35	45.59
as from publication of quarterly report as of September 30, 2009						47.49
Beginning of conversion period	July 14, 2002	July 14, 2003	June 19, 2004	July 12, 2005	July 10, 2006	July 9, 2007
End of conversion period	July 6, 2005	July 6, 2006	June 11, 2007	July 4, 2008	July 2, 2009	July 1, 2010

The total value at December 31, 2005 of the convertible bonds issued at €2.56 per convertible bond was €4,751,124.48 (= 1,855,908 bonds), conveying the right to purchase 18,559,080 ordinary shares. The liabilities from convertible bonds are recognized under other liabilities. In the fiscal year, 656,391 convertible bonds with a value of €1,680,360.96 were returned after expiration of the second tranche and by employees who have since left the Company. Changes in the rights to stock options granted are shown in the following table:

CHANGES IN RIGHTS TO STOCK OPTIONS GRANTED (2nd– 7th TRANCHE)

	Nominal value of convertible bonds	Number of conversion rights	Number of potential shares
	€	Rights	Shares
Balance at January 1, 2005	**6,089,533.44**	**2,378,724**	**23,787,240**
In fiscal year			
granted	761,756.16	297,561	2,975,610
exercised	419,804.16	163,986	1,639,860
returned	1,680,360.96	656,391	6,563,910
Balance at December 31, 2005	**4,751,124.48**	**1,855,908**	**18,559,080**

MEASUREMENT OF CONVERTIBLE BONDS OF TRANCHES FIVE TO SEVEN

Those convertible bonds granted after publication of the draft Standard on November 7, 2002 were measured in accordance with the transitional provisions of IFRS 2.

The fair value of the convertible bonds is estimated using a binomial option pricing model based on the issuance and conversion conditions described above. In terms of the optionees' conversion behavior, it was assumed that they will convert when the share price is 50% higher than the conversion price. The assumptions used and the fair value estimated are presented in the following table:

	5th tranche	6th tranche	7th tranche
Volatility (%)	27.50	27.50	27.50
Risk-free rate (%)	3.00	3.49	2.57
Dividends (%)	3.20	3.20	3.20
Fair value per convertible bond (€)	48.25	39.66	48.71

The fair value of the convertible bonds is recognized ratably as a personnel expense over the two-year lock-up period. This produced expenses of €15 million in 2005.

Changes in the number of convertible bonds in issue and their exercise prices are shown in the following table:

CHANGES IN AND EXERCISE PRICE OF ISSUED CONVERTIBLE BONDS

	Average exercise price per convertible bond* €	Convertible bonds Quantity
Balance at January 1, 2005	**413.10**	**696,271**
In fiscal year		
granted	417.90	297,561
exercised	409.86	5,709
returned	403.03	163,986
Balance at December 31, 2005	**421.48**	**824,137**
of which available for exercise	420.20	198,062

* Conversion price per ten shares.

For 208,145 convertible bonds, the average conversion price increased by €18.30 in 2005.

2005	Exercise price per convertible bond* €	Convertible bonds Quantity
5th tranche	420.20	198,062
6th tranche	425.50	328,634
7th tranche	417.90	297,441
		824,137

* Conversion price per ten shares.

163,986 convertible bonds were converted in fiscal year 2005 at a weighted average share price on exercise of €455.07.

Dividend proposal

In accordance with section 58(2) of the German Stock Corporation Act (AktG), the dividend payment by Volkswagen AG is based on the accumulated profit reported in the annual financial statements of Volkswagen AG. Based on the annual financial statements of Volkswagen AG, accumulated profit of €461 million is eligible for distribution. The Board of Management and Supervisory Board of Volkswagen AG will propose to the Annual General Meeting that a dividend of €1.15 per ordinary share and €1.21 per preferred share be paid, for a total of €450 million, and that the remaining amount of €11 million be carried forward to new account.

Minority interests

The minority interest in equity is attributable primarily to shareholders of AUDI AG.

> 21 NONCURRENT AND CURRENT FINANCIAL LIABILITIES

The details of noncurrent and current financial liabilities are presented in the following table:

€ million	current	noncurrent	Carrying amount Dec. 31, 2005	current	noncurrent	Carrying amount Dec. 31, 2004
Bonds	7,778	20,448	28,226	8,722	22,848	31,570
Commercial paper and notes	7,584	4,421	12,005	6,508	3,618	10,126
Liabilities to banks	6,564	2,748	9,312	5,423	2,979	8,402
Deposits from direct banking business	7,499	1,236	8,735	6,923	1,094	8,017
Loans	1,172	1,977	3,149	1,127	1,639	2,766
Bills of exchange	14	–	14	0	–	0
Finance lease liabilities	99	181	280	56	195	251
Financial liabilities to						
subsidiaries	268	3	271	107	3	110
joint ventures	6	–	6	11	–	11
associates	3	–	3	2	–	2
other companies in which an investment is held	5	–	5	6	–	6
	30,992	**31,014**	**62,006**	**28,885**	**32,376**	**61,261**

Of the liabilities reported in the consolidated balance sheet, a total of €359 million is secured, for the most part by real estate liens.

The amounts payable to affiliated companies, joint ventures and associates are subject to market interest rates of up to 2.5%.

Asset-backed securities transactions amounting to €12,782 million (previous year: €10,178 million) entered into to refinance the financial services business are included in bonds, commercial paper and notes, and liabilities from loans. Receivables of €14,731 million (previous year: €11,514 million) from the customer financing and leasing businesses are pledged as collateral.

The terms of the bonds, commercial paper and notes, liabilities to banks and loans, together with their carrying amounts and fair values, are shown in the following table:

DATA FOR ORIGINATED FINANCIAL LIABILITIES, EXCLUDING HEDGING INSTRUMENTS

Currency	Interest terms	Interest lock-in ending	Weighted interest rate, based on carrying amount	Nominal amount	Carrying amount at Dec. 31, 2005 in € million			
				€ million	< 1 year	1–5 years	> 5 years	Total
AUD	floating/fixed	< 1 year	5.6 %	195	194	–	–	194
BRL	floating/fixed	< 1 year	9.9 %	343	343	–	–	343
CZK	floating/fixed	< 1 year	2.5 %	266	266	–	–	266
EUR	floating/fixed	< 1 year	2.8 %	24,834	19,006	5,653	125	24,784
GBP	floating/fixed	< 1 year	4.8 %	2,181	2,181	–	–	2,181
JPY	floating/fixed	< 1 year	0.4 %	1,508	1,027	477	–	1,504
MXN	floating/fixed	< 1 year	9.6 %	354	354	–	–	354
SEK	floating/fixed	< 1 year	1.9 %	507	485	21	–	506
SKK	floating/fixed	< 1 year	8.5 %	126	126	–	–	126
TRY	floating/fixed	< 1 year	16.5 %	151	152	–	–	152
USD	floating/fixed	< 1 year	3.9 %	7,026	4,044	2,880	3	6,927
AUD	fixed	1–5 years	5.2 %	157	–	155	–	155
BRL	fixed	1–5 years	15.4 %	1.696	868	829	–	1,697
CZK	fixed	1–5 years	3.6 %	119	–	119	–	119
EUR	fixed	1–5 years	3.8 %	7.612	3	7,611	60	7,674
JPY	fixed	1–5 years	1.0 %	1.051	0	1,050	–	1,050
MXN	fixed	1–5 years	6.2 %	385	–	384	–	384
NOK	fixed	1–5 years	4.9 %	63	–	64	–	64
TRY	fixed	1–5 years	14.8 %	173	–	173	–	173
USD	fixed	1–5 years	3.8 %	4,070	1,421	2,595	–	4,016
CZK	floating	1–5 years	2.2 %	172	–	172	–	172
EUR	floating	1–5 years	2.7 %	895	12	883	–	895
MXN	floating	1–5 years	9.2 %	213	–	213	–	213
EUR	fixed	> 5 years	4.9 %	5,149	9	36	5,286	5,331
USD	fixed	> 5 years	5.3 %	103	–	–	102	102
USD	floating	> 5 years	5.0 %	173	19	99	55	173
other				2,353	482	99	1,870	2,451
Total financial liabilities				**61,875**	**30,992**	**23,513**	**7,501**	**62,006**
Fair value at Dec. 31, 2005								**62,015**
Fair value at Dec. 31, 2004								**61,322**

> 22 NONCURRENT AND CURRENT OTHER LIABILITIES

€ million	current	noncurrent	Carrying amount Dec. 31, 2005	current	noncurrent	Carrying amount Dec. 31, 2004
Payments on account received in respect of orders	832	10	842	950	8	958
Other liabilities to						
subsidiaries	5	0	5	37	0	37
joint ventures	12	–	12	5	–	5
associates	0	–	0	7	–	7
other companies in which an investment is held	1	–	1	1	–	1
Negative fair values of derivative financial instruments	545	240	785	211	209	420
Liabilities relating to						
other taxes	900	237	1,137	1,103	178	1,281
social security	409	3	412	387	5	392
wages and salaries	1,018	121	1,139	835	93	928
Miscellaneous liabilities	2,483	980	3,463	2,790	862	3,652
	6,205	**1,591**	**7,796**	**6,326**	**1,355**	**7,681**

Fair values do not differ materially from the recognized carrying amounts.

Derivatives have the following negative fair values:

€ million	Dec. 31, 2005	Dec. 31, 2004
Transactions for hedging against		
foreign currency risk from assets using fair value hedges	60	43
foreign currency risk from liabilities using fair value hedges	187	97
interest rate risk using fair value hedges	20	17
interest rate risk using cash flow hedges	19	43
foreign currency risk from future cash flows (cash flow hedges)	411	121
Hedging transactions	**697**	**321**
Liabilities arising from ineffective hedging derivatives	88	99
	785	**420**

Further details on the derivative financial instruments as a whole are given in note 28 Financial instruments.

> 23 TAX LIABILITIES

€ million	current	noncurrent	Carrying amount Dec. 31, 2005	current	noncurrent	Carrying amount Dec. 31, 2004
Deferred tax liabilities	–	1,622	1,622	–	2,254	2,254
Provisions for taxes	–	2,257	2,257	–	2,065	2,065
Current tax payables	150	–	150	57	–	57
	150	**3,879**	**4,029**	**57**	**4,319**	**4,376**

> 24 PROVISIONS FOR PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Provisions for pensions are recognized for benefits in the form of retirement, invalidity and dependents' benefits payable under pension plans. The benefits provided by the Group vary according to the legal, tax and economic circumstances of the country concerned, and usually depend on the length of service and remuneration of the employees.

Group companies provide occupational pensions under both defined contribution and defined benefit plans. In the case of defined contribution plans, the Company makes contributions to state or private pension schemes based on legal or contractual requirements or on a voluntary basis. Once the contributions have been paid, there are no further obligations for the Company. Current contributions are recognized as pension expenses of the period concerned. In 2005, they amounted to €767 million (previous year: €757 million) in the Volkswagen Group. In Germany, contributions to the compulsory state pension system amounted to €730 million (previous year: €742 million).

Most pension plans are defined benefit plans, with a distinction made between unfunded and funded plans.

The pension provisions for defined benefits are measured using the internationally accepted projected unit credit method in accordance with IAS 19, under which the future obligations are measured on the basis of the ratable benefit entitlements earned as of the balance sheet date. Measurement reflects assumptions as to trends in the relevant variables affecting the level of benefits. All defined benefit plans require actuarial calculations.

Owing to their benefit character, in particular the obligations of the US Group companies in respect of post-employment medical care are also carried under provisions for pensions and other post-employment benefits. These post-employment benefit provisions take into account the expected long-term rise in the cost of healthcare.

Since 1996, the occupational pension arrangements of the Volkswagen Group in Germany have been based on a specially developed pension model classified as a defined benefit plan under IAS 19. With effect from January 1, 2001, this model was further developed into a pension fund, with the annual remuneration-linked contributions being invested in funds by VW Pension Trust e.V. By investing in funds, this model offers an opportunity for increasing benefit entitlements, while at the same time fully safeguarding them. For this reason, almost all Group companies in Germany have now joined the fund. Since the fund investments held by the trust meet the criteria of IAS 19 for classification as plan assets, they are deducted from the obligation.

Where the foreign Group companies provide collateral for obligations, this mainly takes the form of shares, fixed-income securities and real estate. These do not include any financial instruments issued by companies of the Volkswagen Group, or any investment property used by Group companies.

The following amounts were recognized in the balance sheet for defined benefit plans:

€ million	Dec. 31, 2005	Dec. 31, 2004
Present value of funded obligations	2,959	2,455
Fair value of plan assets	−2,690	−2,068
Deficit/surplus	269	387
Present value of unfunded obligations	13,618	12,169
Unrecognized past service cost	39	−31
Amount not recognized as an asset because of the limit in IAS 19	47	33
Net liability recognized in the balance sheet	**13,973**	**12,558**
of which: Provisions for pensions and other post-employment benefits	14,003	12,633
Other assets	30	75

The present value of the obligations is calculated as follows:

€ million	2005	2004
Present value of obligations at January 1	**14,624**	**12,953**
Current service cost	340	391
Interest cost	714	742
Actuarial losses	1,382	834
Employee contributions to plan assets	6	7
Pension payments from company assets	−484	−457
Pension payments from plan assets	−58	−52
Past service cost	−35	65
Gains/losses from plan curtailments and settlements	−39	−14
Changes in consolidated Group	−40	3
Other changes	30	173
Foreign exchange differences	137	−21
Present value of obligations at December 31	**16,577**	**14,624**

Changes in the composition of the plan assets are shown in the following table:

€ million	2005	2004
Fair value of plan assets at January 1	**2,068**	**1,522**
Expected return on plan assets	152	125
Actuarial gains	151	47
Employer contributions to plan assets	249	238
Employee contributions to plan assets	6	7
Pension payments from plan assets	−58	−52
Changes in consolidated Group	−30	1
Other changes	27	186
Foreign exchange differences	125	−6
Fair value of plan assets at December 31	**2,690**	**2,068**

Investment of the plan assets to cover future pension obligations resulted in actual gains in the amount of €303 million (previous year: €172 million).

The rate for the expected long-term return on plan assets is based on the long-term returns actually generated for the portfolio, historical overall market returns and a forecast of expected returns on the securities classes held in the portfolio. The forecasts are based on returns expected for comparable pension funds for the remaining period of service, as the investment horizon, as well as on the experience of managers of large portfolios and of experts in the investment industry.

Employer contributions to plan assets are expected to amount to €250 million next year.

Plan assets consist of the following components:

in %	2005	2004
Equities	42.1	55.8
Fixed-income securities	47.7	31.4
Cash	3.1	2.4
Real estate	3.4	3.8
Other	3.7	5.9

Actuarial gains or losses arise from changes in the number of beneficiaries and differences between actual trends (for example, in income and pension increases or changes in interest rates) and the assumptions on which calculations were based. Actuarial gains or losses are taken directly to equity (see explanations on the effects of new and amended Standards on page 118).

Pensions amounting to €484 million (previous year: €457 million) were paid in the fiscal year.

The following amounts were recognized in the income statement:

€ million	2005	2004
Current service cost	340	391
Interest cost	714	742
Expected return on plan assets	−152	−125
Past service cost	32	19
Gains on curtailment and settlement	−39	−14
Effect on profit or loss of application of limit under IAS 19.58(b)	14	–
Net income and expenses recognized in profit or loss	**909**	**1,013**

The above amounts are generally included in the personnel costs of the functions. Interest cost on pension provisions is carried under Other financial result (note 6).

The net liability recognized in the balance sheet has changed as follows:

€ million	2005	2004
Net liability recognized in the balance sheet at January 1	**12,558**	**11,485**
Changes in consolidated Group	−10	2
Net expense recognized in the income statement	909	1,013
Benefit payments from corporate assets and contributions to funds	−733	−695
Actuarial losses	1,231	787
Other changes	6	−19
Foreign exchange differences	12	−15
Net liability recognized in the balance sheet at December 31	**13,973**	**12,558**

The experience adjustments, meaning the effects of differences between expected and actual actuarial assumptions, are shown in the following table:

€ million	2005	2004
Differences between expected and actual developments:		
as % of fair value of the obligation	0.25	2.63
as % of fair value of plan assets	2.12	−0.27

Calculation of the pension provisions was based on the following assumptions:

in %	Germany 2005	Germany 2004	Abroad 2005	Abroad 2004
Discount rate at December 31	4.25	5.00	1.00–13.00	1.00–11.00
Expected return on plan assets	5.00	5.75	4.50–16.11	4.20–11.00
Salary trend	1.50–2.25	1.75	1.50–7.50	1.00–6.50
Pension trend	1.00–1.50	1.50	1.70–5.24	2.00–5.00
Employee turnover rate	1.40	1.40	1.68–7.00	1.75–9.00
Annual increase in healthcare costs	–	–	5.00–6.50	3.00–7.50

> 25 NONCURRENT AND CURRENT OTHER PROVISIONS

€ million	Obligations arising from sales	Employee expenses	Other provisions	Total
Balance at January 1, 2004	**6,838**	**1,922**	**2,054**	**10,814**
Foreign exchange differences	–61	–7	–20	–88
Changes in Group structure	0	0	0	0
Utilized	–3,485	–683	–736	–4,904
Additions/New provisions	4,649	741	1,164	6,554
Interest cost	84	8	4	96
Reversals	–613	–43	–279	–935
Balance at January 1, 2005	**7,412**	**1,938**	**2,187**	**11,537**
Foreign exchange differences	204	31	143	378
Changes in Group structure	0	–4	–15	–19
Utilized	–3,792	–611	–580	–4,983
Additions/New provisions	4,747	986	1,160	6,893
Interest cost	124	22	2	148
Reversals	–497	–57	–276	–830
Balance at December 31, 2005	**8,198**	**2,305**	**2,621**	**13,124**

The obligations arising from sales contain provisions covering all risks relating to the sale of vehicles, components and genuine parts through to the disposal of end-of-life vehicles. They primarily comprise warranty claims, calculated on the basis of losses to date and estimated future losses. They also include provisions for discounts, bonuses and similar allowances incurred after the balance sheet date, but for which there is a legal or constructive obligation attributable to sales revenue before the balance sheet date.

Provisions for employee expenses are recognized for long-service awards, time credits, the part-time scheme for employees near to retirement, severance payments and similar obligations, among other things.

Other provisions relate to a wide range of identifiable risks and uncertain obligations and are measured in the amount of the expected settlement value.

57% of the other provisions are expected to result in cash outflows in the following year, 34% between 2007 and 2010, and 9% thereafter.

> 26 TRADE PAYABLES

€ million	Dec. 31, 2005	Dec. 31, 2004
Trade payables to		
third parties	8,354	7,290
subsidiaries	44	50
joint ventures	65	77
associates	6	9
other companies in which an investment is held	7	8
	8,476	**7,434**

Fair values do not differ materially from the recognized carrying amounts.

> 27 CASH FLOW STATEMENT

The cash and cash equivalents contained in the cash flow statement comprise only cash and cash equivalents reported in the balance sheet.

Cash flows are presented in the cash flow statement classified into cash flows from operating activities, investing activities and financing activities, irrespective of the format of the balance sheet.

Cash flows from operating activities are derived indirectly from profit before tax. Profit before tax is adjusted to eliminate noncash expenses (mainly depreciation and amortization) and income. This results in cash flows from operating activities after accounting for changes in working capital.

Investing activities include additions to property, plant and equipment, and noncurrent financial assets, as well as to capitalized development costs. The changes in leasing and rental assets and in financial services receivables are also included here.

Financing activities include outflows of funds from dividend payments and redemption of bonds, as well as inflows from the issue of bonds and changes in other financial liabilities.

The changes in balance sheet items used for the cash flow statement cannot be derived directly from the balance sheet, as the effects of currency translation and changes in the consolidated Group are noncash transactions and are therefore eliminated.

The changes in cash and cash equivalents due to changes in the scope of consolidation relate to cash and cash equivalents of deconsolidated companies.

In 2005, cash flows from operating activities include interest received amounting to €3,361 million and interest paid amounting to €2,729 million. In addition, the share of profits and losses of Group companies accounted for using the equity method (note 5) includes dividends amounting to €346 million.

> 28 FINANCIAL INSTRUMENTS

1. Hedging policy and financial derivatives

During the course of its operating and financing activities, the Volkswagen Group is exposed to fluctuations in exchange rates and interest rates. Corporate policy is to limit or eliminate such risk by means of hedging. All necessary hedging transactions are coordinated or executed centrally by Group Treasury.

2. Hedging rules

General rules apply to the Group-wide foreign currency and interest rate hedging policy; these are oriented on the "Minimum Requirements for the Performance of Trading Transactions by Credit Institutions". Counterparties in these hedging transactions are prime-rated national and international banks, whose creditworthiness is continuously assessed by the leading rating agencies.

2.1 Foreign currency risk

Currency forwards, currency options, currency swaps and cross-currency swaps are used to limit the foreign currency risk. These transactions relate to the exchange rate hedging of all cash flows denominated in foreign currencies arising from operating activities, as well as to matching currencies for financing activities.

We hedge expected foreign-currency sales revenues and materials purchases by means of forward exchange transactions and currency options, depending on the market assessment. In 2005, hedging related primarily to the US dollar, sterling, Japanese yen and Swedish krone.

2.2 Interest rate risk

Interest rate risk – i.e. possible fluctuations in the value of a financial instrument due to changes in market interest rates – primarily affects medium- and long-term fixed-interest receivables and liabilities. Interest rate swaps, cross-currency swaps and other types of interest rate contracts are entered into to hedge against this risk, depending on market conditions. Interest rate risk is hedged by fair value and cash flow hedges using the hedging instruments described above. Intercompany financing arrangements are normally structured to match their refinancing.

2.3 Commodity risk

The Volkswagen Group is exposed to commodity risks relating to sharp price fluctuations and availability. It eliminates or limits these risks by entering into commodity futures transactions. Hedging relates to substantial volumes of the commodities aluminum and copper, as well as the precious metals platinum, rhodium and palladium.

NOTIONAL AMOUNT OF DERIVATIVES

€ million	under one year	within one to five years	over five years	Notional amount Total Dec. 31, 2005	Notional amount Total Dec. 31, 2004
	Remaining term				
Interest rate swaps	6,593	28,608	6,040	41,241	37,787
Interest rate option contracts	–	100	–	100	500
Cross-currency swaps	1,480	1,836	119	3,435	5,304
Currency forwards	14,070	5,540	–	19,610	6,119
Currency options	6,618	152	–	6,770	1,316
Currency swaps	2,291	–	–	2,291	1,953
Commodity futures contracts	163	253	–	416	501

The fair values of the derivatives are estimated using market data at the balance sheet date as well as by appropriate valuation techniques. The following term structures were used for the calculation:

in %	EUR	USD	GBP	JPY	CAD	SEK
Interest rate for six months	2.580	4.660	4.490	0.010	3.640	1.970
Interest rate for one year	2.790	4.770	4.500	0.090	3.920	2.280
Interest rate for five years	3.190	4.820	4.540	0.926	4.136	3.370
Interest rate for ten years	3.421	4.886	4.463	1.596	4.295	3.535

3. Liquidity risk

A liquidity forecast with a fixed planning horizon, unused lines of credit and globally available debt issuance programs within the Volkswagen Group safeguard liquidity at all times.

4. Risk of default

The risk of default arising from financial assets involves the risk of default by a counterparty, and therefore at most in the amount of the positive fair values receivable from them. The risk arising from primary financial instruments is accounted for by recognizing bad debt losses. Since derivatives are only entered into with prime-rated banks, and the risk management system imposes trading limits per partner, the actual risk of default is negligible.

> 29 CONTINGENT LIABILITIES

€ million	Dec. 31, 2005	Dec. 31, 2004
Liabilities from guarantees	114	95
Liabilities from warranty contracts	32	110
Pledges on company assets as security for third-party liabilities	13	5
Other contingent liabilities	105	76
	264	**286**

The trust assets and liabilities of the savings and trust entities belonging to the South American subsidiaries not included in the consolidated balance sheet amount to €775 million (previous year: €566 million).

In the course of the acquisition of a 100% equity interest in LeasePlan Corporation N.V., Amsterdam, and the subsequent sale of 50% of the shares to two co-investors, Volkswagen AG reached an agreement with the co-investors on put options entitling these investors to sell their shares to Volkswagen AG. These put options can be exercised (a) at any time or (b) under certain conditions within a fixed period. The price of the shares should be the higher of (a) the fair value of the shares as calculated by an expert using a standard valuation method and (b) the co-investors' initial investment. The fair value of the put options is contained in Other liabilities.

> 30 LITIGATION

Neither Volkswagen AG nor any of its Group companies is party to any legal or arbitration proceedings that may have a material effect on the economic position of the Group, or has had such an effect within the last two years. Nor are any such proceedings foreseeable. Appropriate provisions are established by the Group company concerned for any potential costs arising from other legal or arbitration proceedings pending, or the company has adequate insurance cover.

> 31 OTHER FINANCIAL OBLIGATIONS

€ million	Payable 2006	Payable 2007–2010	Payable from 2011	Total Dec. 31, 2005	Total Dec. 31, 2004
Purchase commitments in respect of					
property, plant and equipment	1,683	318	–	2,001	1,603
intangible assets	142	80	–	222	137
investment property	0	–	–	0	–
Obligations from					
agreed loans	74	–	–	74	130
long-term leasing and rental contracts	298	670	1,100	2,068	1,777
Other financial obligations	121	17	3	141	145

> 32 AUDITORS' FEES RECOGNIZED AS EXPENSES

Under the provisions of the German Commercial Code (HGB), Volkswagen AG is obliged to disclose the audit fees of the Group auditors in Germany that are recognized as expenses.

€ thousand	2005
Audits of financial statements	4,756
Other assurance or valuation services	292
Tax advisory services	289
Other services	1,889
Total expenses	**7,226**

> 33 TOTAL EXPENSE FOR THE PERIOD

€ million	2005	2004
Cost of materials		
Cost of raw materials, consumables and supplies, *purchased merchandise and services*	**62,620**	**58,239**
Personnel expenses		
Wages and salaries	11,825	11,337
Social security and other pension costs	2,819	2,701
	14,644	**14,038**

> 34 AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

	2005	2004
Performance-related wage-earners	168,863	165,729
Time-rate wage-earners	48,352	48,970
Salaried staff	98,688	98,374
	315,903	**313,073**
Apprentices	7,928	8,017
	323,831	**321,090**
Vehicle-producing investments not fully consolidated	21,383	21,926
	345,214	**343,016**

> 35 SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

There were no significant events up to February 10, 2006.

> 36 RELATED PARTY DISCLOSURES IN ACCORDANCE WITH IAS 24

Related parties as defined by IAS 24 are parties that the reporting entity has the ability to control or over which it can exercise significant influence, or parties that have the ability to control or exercise significant influence over the reporting entity.

Dr. Ing. h. c. F. Porsche AG holds 18.5% of the voting rights of Volkswagen AG.

The State of Lower Saxony holds 18.2% of the voting rights of Volkswagen AG and is represented by two delegate members on the Supervisory Board. Transactions with private companies owned by the State of Lower Saxony are conducted on an arm's length basis.

All business relationships with unconsolidated subsidiaries, joint ventures and associates are transacted on an arm's length basis.

Members of the Board of Management and Supervisory Board of Volkswagen AG are members of supervisory and management boards of other companies with which Volkswagen AG has relations in the normal course of business. All transactions with these companies are conducted on an arm's length basis.

The majority of the supplies and services transacted between fully consolidated member companies of the Volkswagen Group and related companies (unconsolidated subsidiaries, joint ventures, associates and Porsche AG) and persons are presented in the following table:

RELATED COMPANIES AND PERSONS

€ million	Interest in %	Supplies and services rendered 2005	Supplies and services rendered 2004	Supplies and services received 2005	Supplies and services received 2004
FAW-Volkswagen Automotive Company, Ltd., Changchun	40	1,260	1,787	3	1
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50	406	1,059	2	2
Volkswagen Dogus Tüketici Finansmani, Maslak-Istanbul	51	0	0	0	0
Volkswagen Bordnetze GmbH, Wolfsburg	50	9	0	319	372
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100	97	107	140	140
YANASE Audi Sales Company Ltd., Tokyo	33	141	142	36	23
Hahn + Lang Automobile GmbH & Co. KG, Stuttgart	51	169	128	39	0
Din Bil Stockholm AB, Stockholm	100	186	153	0	–
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50	5	6	141	156
AVG Automobil Vertriebsgesellschaft mbH, Hanover	100	9	1	5	4
Autostadt GmbH, Wolfsburg	100	29	14	116	112
Din Bil Göteborg AB, Göteborg	100	111	92	–	–
VDF Holding Gruppe, Istanbul	51	–	–	–	–
Automobile Rhein-Neckar GmbH, Mannheim	100	53	35	9	–
Din Bil Syd AB, Malmö	100	74	61	–	–
VAD (Tianjin) Company Limited, Tianjin	100	58	32	1	–
Wolfsburg AG, Wolfsburg	50	31	15	28	93
Dr. Ing. h.c. F. Porsche Aktiengesellschaft, Stuttgart		921	–	40	–

€ million	Interest in %	Receivables from 2005	Receivables from 2004	Payables to 2005	Payables to 2004
FAW-Volkswagen Automotive Company, Ltd., Changchun	40	318	407	46	31
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50	297	391	0	9
Volkswagen Dogus Tüketici Finansmani, Maslak-Istanbul	51	509	176	–	0
Volkswagen Bordnetze GmbH, Wolfsburg	50	0	0	21	41
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100	0	9	20	31
YANASE Audi Sales Company Ltd., Tokyo	33	53	61	5	5
Hahn + Lang Automobile GmbH & Co. KG, Stuttgart	51	23	6	0	0
Din Bil Stockholm AB, Stockholm	100	25	29	7	–
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50	0	0	37	63
AVG Automobil Vertriebsgesellschaft mbH, Hanover	100	157	24	0	0
Autostadt GmbH, Wolfsburg	100	0	0	4	4
Din Bil Göteborg AB, Göteborg	100	15	18	4	–
VDF Holding Gruppe, Istanbul	51	107	–	4	–
Automobile Rhein-Neckar GmbH, Mannheim	100	24	3	0	–
Din Bil Syd AB, Malmö	100	10	12	2	–
VAD (Tianjin) Company Limited, Tianjin	100	24	5	1	0
Wolfsburg AG, Wolfsburg	50	13	6	2	10
Dr. Ing. h.c. F. Porsche Aktiengesellschaft, Stuttgart		38	–	0	–

GERMAN CORPORATE GOVERNANCE CODE

On December 12, 2005 the Board of Management and Supervisory Board of Volkswagen AG issued their declaration of conformity with the German Corporate Governance Code as required by section 161 of the German Stock Corporation Act and made it permanently available to the shareholders of Volkswagen AG on the Company's website at www.volkswagen-ir.de

On December 7, 2005 the Board of Management and Supervisory Board of AUDI AG likewise issued their declaration of conformity with the German Corporate Governance Code and made it permanently available to the shareholders at www.audi.de

REMUNERATION OF THE BOARD OF MANAGEMENT

The remuneration of the members of the Board of Management conforms to the requirements of the German Stock Corporation Act as well as to the recommendations and, to a large extent, the suggestions set out in the German Corporate Governance Code. The Presidium of the Supervisory Board discussed the remuneration system at its meeting on September 22, 2005; no changes were proposed to the Supervisory Board.

The members of the Board of Management receive a fixed remuneration of €5,042,002 (previous year: €4,214,837). The fixed remuneration also includes differing levels of remuneration for the assumption of appointments at Group companies and non-cash benefits, in particular in respect of use of company cars and insurance cover. Taxes due on the non-cash benefits are mainly borne by Volkswagen AG.

The fixed components of the package ensure a basic level of remuneration enabling the members of the Board of Management to perform their duties in the interests of the Company and to fulfill their obligation to act with proper business prudence without needing to focus on merely short-term performance targets.

On the other hand, variable components, dependent among other criteria on the financial performance of the Company, serve to balance the interests of the Board of Management and the other stakeholders. The additional annual variable amount paid to each member of the Board of Management contains annually recurring components tied to the business success of the Company. It is primarily oriented on the results achieved and the financial position of the Company.

The inclusion of one-time variable components tied to business performance in the remuneration of management continues to be debated in professional circles. Consequently, Volkswagen AG still does not implement this recommendation, but will await the outcome of the discussions.

REMUNERATION OF THE MEMBERS OF THE BOARD OF MANAGEMENT 2005

in €	Fixed	Variable	Stock options exercised	Total
Bernd Pischetsrieder	835,074	2,000,000	–	2,835,074
Wolfgang Bernhard[1]	756,686	850,000	–	1,606,686
Francisco Javier Garcia Sanz	832,962	770,000	–	1,602,962
Peter Hartz[2]	496,329	437,511	–	933,840
Horst Neumann[3]	69,187	65,000	–	134,187
Hans Dieter Pötsch	825,246	770,000	–	1,595,246
Folker Weißgerber[4]	411,328	368,000	–	779,328
Martin Winterkorn	815,190	970,000	–	1,785,190
Total	**5,042,002**	**6,230,511**	–	**11,272,513**

[1] From February 1, 2005.
[2] Until August 4, 2005.
[3] From December 1, 2005.
[4] Until June 30, 2005.

Stock options serve as variable components of remuneration providing long-term incentives. They are linked to the development of the price of Volkswagen ordinary shares. As part of the seventh tranche of the stock option plan, each member of the Board of Management was entitled in fiscal year 2005 to subscribe for a maximum of 500 non-transferable convertible bonds at a price of €2.56 per bond, conveying the right to acquire a maximum of 5,000 ordinary shares. The precondition for participation in this stock option plan was a contribution of between €5,000 and €25,000 in Time Assets, depending on the number of convertible bonds being acquired. The stock option plan is essentially structured as follows: the basis for determining the conversion price (base conversion price) of a tranche is the average Xetra closing price of Volkswagen ordinary shares on the five trading days prior to the respective decision on the issue of convertible bonds. Conversion is possible for the first time after a lock-up period of 24 months, and then for a period of five years as from the date of issue of the convertible bonds. The conversion price is initially set at 110% of the base conversion price, and then increases by five percentage points each year. The members of the Board of Management may exercise their conversion rights only three times a year, within four-week windows beginning on public reporting dates of Volkswagen AG. The stock option plan is thus based on demanding, relevant comparative parameters as set out in the German Corporate Governance Code. Further details are contained in the agenda of the Annual General Meeting held on April 16, 2002, at which the authorization to implement the stock option plan was given. The details of the stock option plan are explained in note 20 Equity.

The stock option plan is designed to provide the members of the Board of Management – like all other employees – with an element of their total remuneration package oriented on an increase in the share price. In this way, it aims to enhance value added and enterprise value. Furthermore, the stock option plan is also a commonly employed instrument in recruiting and assuring the long-term loyalty of members of the Board of Management. There is no possibility of subsequently modifying the performance targets or comparative parameters underlying the stock option plan.

Inappropriate levels of payment arising from the stock options are not to be expected, because of their link to the development of the price of Volkswagen ordinary shares and the limitation of the number of stock options in each tranche. As recommended by the German Corporate Governance Code, the Supervisory Board will establish a cap on such payments in consultation with the members of the Board of Management in the event of extraordinarily high unforeseen increases.

STOCK OPTION GRANTS 2005

	Brought forward Jan. 1	Subscribed	Exercised	Returned[1]	Former Board of Management members	Contributed	Held at Dec. 31	Fair value of options in €
Bernd Pischetsrieder	2,500	500	–	–	–	–	3,000	110,750
Wolfgang Bernhard[2]	–	500	–	–	–	–	500	37,700
Francisco Javier Garcia Sanz	3,500	500	–	1,000	–	–	3,000	110,750
Peter Hartz[3]	3,500	500	–	1,000	3,000	–	–	–
Horst Neumann[4]	–	–	–	–	–	500	500	37,700
Hans Dieter Pötsch	1,000	500	–	–	–	–	1,500	105,700
Folker Weißgerber[5]	3,500	–	–	1,000	2,500	–	–	–
Martin Winterkorn	3,500	500	–	1,000	–	–	3,000	110,750
Total	**17,500**	**3,000**	**–**	**4,000**	**5,500**	**500**	**11,500**	**513,350**

[1] *After expiry of the conversion period.*
[2] From February 1, 2005.
[3] Until August 4, 2005.
[4] From Dezember 1, 2005.
[5] Until June 30, 2005.

Members of the Board of Management are entitled to pension and disability payments subject to certain preconditions. On December 31, 2005 the pension provisions for members of the Board of Management amounted to €9,969,145.

Retired members of the Board of Management and their surviving dependents received €10,837,010 (previous year: €9,842,143). Provisions for pensions for this group of people were recognized in the amount of €90,945,161 (previous year: €84,391,688).

REMUNERATION OF THE SUPERVISORY BOARD

The remuneration of the members of the Supervisory Board of Volkswagen AG amounts to €2,324,569 (previous year: €2,143,500) and is dependent on the dividend to be paid for fiscal year 2005. It is composed of fixed components (including attendance fees) of €245,226 (previous year: €231,000) and variable components of €2,079,343 (previous year: €1,912,500), in accordance with the provisions of the Articles of Association prevailing at the time.

REMUNERATION OF THE MEMBERS OF THE SUPERVISORY BOARD 2005

In €	Fixed	Variable	Total
Ferdinand K. Piëch	23,000	247,500	270,500
Jürgen Peters	17,000	165,000	182,000
Andreas Blechner	11,000	82,500	93,500
Gerhard Cromme	10,000	82,500	92,500
Elke Eller	11,000	82,500	93,500
Michael Frenzel	11,000	82,500	93,500
Hans Michael Gaul	10,000	82,500	92,500
Walter Hirche	10,000	82,500	92,500
Olaf Kunz	11,000	82,500	93,500
Günter Lenz	11,000	82,500	93,500
Klaus Liesen	17,000	165,000	182,000
Xaver Meier	11,000	82,500	93,500
Ulrich Neß	11,000	82,500	93,500
Roland Oetker	11,000	82,500	93,500
Bernd Osterloh	13,092	111,260	124,352
Heinrich von Pierer	10,000	82,500	92,500
The Lord David Simon of Highbury, CBE	9,000	82,500	91,500
Jürgen Stumpf	11,000	82,500	93,500
Klaus Volkert[1]	7,317	73,104	80,421
Bernd Wehlauer[2]	5,817	38,729	44,546
Christian Wulff	14,000	123,750	137,750
Total	**245,226**	**2,079,343**	**2,324,569**

[1] Until August 15, 2005.
[2] From September 1, 2005.

Loans of €23,714 have been granted to members of the Supervisory Board (amount redeemed in 2005: €5,551). The loans bear interest at a rate of 4.0% and have an agreed term of up to 12.5 years.

Wolfsburg, February 10, 2006

Volkswagen Aktiengesellschaft
The Board of Management

SIGNIFICANT GROUP COMPANIES

AUTOMOTIVE DIVISION

Name, location	Equity interest in %
Volkswagen AG, Wolfsburg	
Volkswagen Sachsen GmbH, Zwickau	100.00
Volkswagen Bruxelles S.A., Brussels/Belgium	100.00
VOLKSWAGEN SLOVAKIA, a.s., Bratislava/Slovak Republic	100.00
SITECH Sitztechnik GmbH, Wolfsburg	100.00
Volkswagen Navarra, S.A., Arazuri (Navarra)/Spain	100.00
AUTOEUROPA-AUTOMÓVEIS LDA., Palmela/Portugal	100.00
Volkswagen Motor Polska Sp. z o.o., Polkowice/Poland	100.00
Volkswagen-Audi España, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
Volkswagen Original Teile Logistik GmbH & Co. KG, Baunatal	52.45
VOLKSWAGEN Group United Kingdom Ltd., Milton Keynes/United Kingdom	100.00
Groupe VOLKSWAGEN France s.a., Villers-Cotterêts/France	100.00
Volkswagen Transport GmbH & Co. OHG Wolfsburg	100.00
VW Kraftwerk GmbH, Wolfsburg	100.00
Automobilmanufaktur Dresden GmbH, Dresden	100.00
Volkswagen Poznan Sp. z o.o., Poznan/Poland	100.00
Svenska Volkswagen Aktiebolag, Södertälje/Sweden	100.00
Auto 5000 GmbH, Wolfsburg	100.00
VOLKSWAGEN OF AMERICA, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Canada Inc., Ajax, Ontario/Canada	100.00
VOLKSWAGEN Group Japan K.K., Toyohashi/Japan	100.00
Volkswagen Tokyo K.K., Tokyo/Japan	100.00
VOLKSWAGEN GROUP AUSTRALIA PTY LTD., Sydney/Australia	100.00
AUDI AG, Ingolstadt	99.14
AUDI HUNGARIA MOTOR Kft., Györ/Hungary	100.00
Audi Volkswagen Korea Ltd., Seoul/Korea	100.00
Audi Volkswagen Middle East FZE, Dubai	100.00
Automobili Lamborghini Holding S.p.A., Sant'Agata Bolognese/Italy	100.00
AUTOGERMA S.p.A., Verona/Italy	100.00
Audi Japan K.K., Tokyo/Japan	100.00

AUTOMOTIVE DIVISION

Name, location	Equity interest in %
SEAT, S.A., Barcelona/Spain	100.00
SEAT Deutschland GmbH, Mörfelden-Walldorf	100.00
Gearbox del Prat, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
ŠKODA AUTO a.s., Mladá Boleslav/Czech Republic	100.00
ŠkodaAuto Deutschland GmbH, Weiterstadt	100.00
ŠKODA AUTO INDIA PRIVATE LIMITED, Aurangabad/India	100.00
ŠKODA AUTO Slovensko s.r.o., Bratislava/Slovak Republic	100.00
ŠKODA AUTO Polska, S.A., Poznan/Poland	51.00
BENTLEY MOTORS LIMITED, Crewe/United Kingdom	100.00
Volkswagen de Mexico, S.A. de C.V., Puebla/Pue./Mexico	100.00
Volkswagen Argentina S.A., Buenos Aires/Argentina	100.00
Volkswagen do Brasil Ltda. – Industria de Veiculos Automotores, São Bernardo do Campo, SP/Brazil	100,00
Volkswagen of South Africa (Pty.) Ltd., Uitenhage/South Africa	100.00
Shanghai-Volkswagen Automotive Company Ltd., Shanghai/P.R. China[1]	50.00
FAW-Volkswagen Automotive Company, Ltd., Changchun/P.R. China[1]	40.00
Volkswagen (China) Investment Company Ltd., Beijing/P.R. China	100.00
Volkswagen Group Services SCS, Brussels/Belgium	100.00
Volkswagen International Finance N.V., Amsterdam/The Netherlands	100.00
Volkswagen Investments Ltd., Dublin/Ireland	100.00
gedas group, Berlin	100.00
SCANIA Aktiebolag, Södertälje/Sweden[2]	18.70

FINANCIAL SERVICES DIVISION

Name, location	Equity interest in %
VOLKSWAGEN FINANCIAL SERVICES AG, Braunschweig	100.00
Volkswagen Leasing GmbH, Braunschweig	100.00
Volkswagen Bank GmbH, Braunschweig	100.00
Volkswagen-Versicherungsdienst GmbH, Wolfsburg	100.00
VOLKSWAGEN FINANCE, S.A., Alcobendas (Madrid)/Spain	100.00
Volkswagen Finance S.A., Villers-Cotterêts/France	100.00
Volkswagen Financial Services (UK) Ltd., Milton Keynes/United Kingdom	100.00
Volkswagen Financial Services N.V., Amsterdam/The Netherlands	100.00
Volkswagen Financial Consultant Service K.K., Tokyo/Japan	100.00
VOLKSWAGEN FINANCIAL SERVICES JAPAN LTD., Tokyo/Japan	100.00
ŠkoFIN s.r.o., Prague/Czech Republic	100.00
Global Mobility Holding B.V., Amsterdam/The Netherlands[1,3]	50.00
LeasePlan Corporation N.V., Amsterdam/The Netherlands	–
Volkswagen Pon Financial Services B.V., Amersfoort/The Netherlands[1]	60.00
VW CREDIT, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Financial Services, S.A. de C.V., Puebla/Pue./Mexico	100.00
Financial services companies in Brazil, São Paulo/Brazil	100.00
Financial services companies in Argentina, Buenos Aires/Argentina	100.00
Europcar International S.A.S.U., Guyancourt/France	100.00
EUROPCAR INTERNATIONAL S.A. und Co. OHG, Hamburg	100.00
EUROPCAR ITALIA S.p.A., Rome/Italy	100.00
EUROPCAR IB, S.A., Madrid/Spain	100.00

[1] Joint ventures are accounted for using the equity method.
[2] The interest in SCANIA conveys 34.0% of the voting rights and thus differs from the equity interest. The company is

On completion of our audit, we issued the following unqualified auditors' report dated February 15, 2006:

"Auditors' report

We have audited the consolidated financial statements prepared by VOLKSWAGEN AKTIENGESELLSCHAFT, Wolfsburg, comprising the income statement, the balance sheet and the statements of recognized income and expense and cash flows as well as the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (article) 315a Abs. (paragraph) 1 HGB ("Handelsgesetzbuch": German Commercial Code) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with the IFRSs as adopted by the EU the additional requirements of German commercial law pursuant to Article 315a paragraph 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development."

Hanover, February 15, 2006

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Winkeljohann	Gadesmann
Wirtschaftsprüfer	Wirtschaftsprüfer

APPOINTMENTS OF MEMBERS OF THE BOARD OF MANAGEMENT

AT DECEMBER 31, 2005

DR.-ING. E.H.
BERND PISCHETSRIEDER (57)
Chairman (since April 17, 2002)
Human Resources (August 5, 2005 – November 30, 2005)
July 1, 2000*

Appointments:
- □ Dresdner Bank AG, Frankfurt am Main
- □ Metro AG, Düsseldorf
- □ Münchener Rückversicherungs-Gesellschaft AG, Munich
- △ Tetra Laval Group, Pully, Board Member

DR. RER. POL.
WOLFGANG BERNHARD (45)
Chairman of the Volkswagen brand group (since May 1, 2005)
February 1, 2005*

FRANCISCO JAVIER
GARCIA SANZ (48)
Procurement
July 1, 2001*

DR. RER. POL. H.C.
PETER HARTZ (64)
Human Resources
October 1, 1993 – August 4, 2005*

DR. RER. POL. HORST NEUMANN (56)
Human Resources
December 1, 2005*

HANS DIETER PÖTSCH (54)
Finance and Controlling
January 1, 2003*

Appointments:
- □ Allianz Versicherungs-AG, Munich
- □ BASF AG, Ludwigshafen
- □ Bizerba GmbH & Co. KG, Balingen

PROF. DR.-ING. H.C. MULT.
FOLKER WEIßGERBER (64)
Production
March 1, 2001 – June 30, 2005*

PROF. DR. RER. NAT.
MARTIN WINTERKORN (58)
Chairman of the Board of Management of AUDI AG
July 1, 2000*

Appointments:
- □ FC Bayern München AG, Munich
- □ Infineon Technologies AG, Munich
- □ Salzgitter AG, Salzgitter
- □ TÜV Süddeutschland Holding AG, Munich

As part of their duty to manage and supervise the Group's business, the members of the Board of Management hold other offices on the supervisory boards of consolidated Group companies and other significant investees.

□ Membership of statutory supervisory boards in Germany.
△ Comparable appointments in Germany and abroad

APPOINTMENTS OF MEMBERS OF THE SUPERVISORY BOARD

AT DECEMBER 31, 2005

HON.-PROF. DR. TECHN. H.C. DIPL.-ING. ETH FERDINAND K. PIËCH (68)

Chairman

April 16, 2002*

Appointments:

- □ Dr. Ing. h.c. F. Porsche AG, Stuttgart
- △ Porsche Ges.m.b.H, Salzburg
- △ Porsche Holding GmbH, Salzburg

JÜRGEN PETERS (61)

Deputy Chairman

1st Chairman of Industriegewerkschaft Metall (IG Metall – German Metalworkers' Union)

November 1, 2003*

Appointments:

- □ Salzgitter AG, Salzgitter (Dep. Chairman)

ANDREAS BLECHNER (48)

Chairman of the Works Council at the Volkswagen AG Salzgitter plant

April 16, 2002*

DR. JUR. GERHARD CROMME (62)

Chairman of the Supervisory Board of ThyssenKrupp AG

June 19, 1997*

Appointments:

- □ Allianz AG, Munich
- □ Axel Springer AG, Berlin
- □ Deutsche Lufthansa AG, Cologne
- □ E.ON AG, Düsseldorf
- □ Hochtief AG, Essen
- □ Siemens AG, Munich
- □ ThyssenKrupp AG, Düsseldorf (Chairman)
- △ BNP Paribas S.A., Paris
- △ Compagnie de Saint Gobain, Paris/La Défense
- △ Suez S.A., Paris

ELKE ELLER (43)

IG Metall, Executive Committee 01

Executive Director of the Otto Brenner Foundation

August 20, 2001*

Appointments:

- □ ThyssenKrupp Nirosta GmbH, Krefeld
- □ ThyssenKrupp Stainless GmbH, Duisburg

DR. JUR. MICHAEL FRENZEL (58)

Chairman of the Board of Management of TUI AG

June 7, 2001*

Appointments:

- □ AWD Holding AG, Hanover
- □ AXA Konzern AG, Cologne
- □ Continental AG, Hanover
- □ E.ON Energie AG, Munich
- ○ Hapag-Lloyd AG, Hamburg (Chairman)
- ○ Hapag-Lloyd Flug GmbH, Hanover (Chairman)
- ○ TUI Deutschland GmbH, Hanover (Chairman)
- △ Norddeutsche Landesbank, Hanover
- △ Preussag North America, Inc., Greenwich (Chairman)
- △ TUI China Travel Co. Ltd., Beijing

DR. JUR. HANS MICHAEL GAUL (63)

Member of the Board of Management of E.ON AG

June 19, 1997*

Appointments:

- □ Allianz Versicherungs-AG, Munich
- □ Degussa AG, Düsseldorf
- □ DKV Deutsche Krankenversicherung AG, Cologne
- □ RAG Aktiengesellschaft, Essen
- □ STEAG AG, Essen
- ○ E.ON Energie AG, Munich
- ○ E.ON Ruhrgas AG, Essen
- △ E.ON Nordic AB, Malmö
- △ E.ON Sverige AB, Malmö

□ Membership of statutory supervisory boards in Germany.
○ Group appointments to statutory supervisory boards.
△ Comparable appointments in Germany and abroad.

* The date signifies the beginning or period of

WALTER HIRCHE (63)
Minister of Economic Affairs, Labour and Transport for the Federal State of Lower Saxony
April 8, 2003*

Appointments:
- □ Deutsche Messe AG, Hanover (Chairman)

OLAF KUNZ (46)
Member of the Executive Committee of IG Metall with responsibility for Codetermination and Corporate Law
April 16, 2002*

Appointments:
- □ Bosch Sicherheitssysteme GmbH, Stuttgart
- □ Volkswagen Original Teile Logistik Beteiligungs-GmbH, Baunatal

GÜNTER LENZ (46)
Chairman of the Works Council for the Commercial Vehicles Business Line
July 1, 1999*

Appointments:
- □ Auto 5000 GmbH, Wolfsburg

DR. JUR. KLAUS LIESEN (74)
Honorary Chairman of the Supervisory Board of E.ON Ruhrgas AG
July 2, 1987*

Appointments:
- □ E.ON AG, Düsseldorf
- □ TUI AG, Hanover

XAVER MEIER (60)
Chairman of the General Works Council of AUDI AG
July 1, 1999 – December 31, 2005*

Appointments:
- □ AUDI AG, Ingolstadt (Dep. Chairman)
- △ BRG-Jahreswagenvermittlung e.G., Ingolstadt

PETER MOSCH (33)
Chairman of the General Works Council of AUDI AG
January 18, 2006*

ULRICH NEß (62)
Chairman of the Board of Management of Volkswagen Management Association (VMA)
July 1, 2004*

ROLAND OETKER (56)
President of Deutsche Schutzvereinigung für Wertpapierbesitz e.V.
June 19, 1997*

Appointments:
- □ Degussa AG, Düsseldorf
- □ IKB Deutsche Industriebank AG, Düsseldorf
- □ Mulligan BioCapital AG, Hamburg (Chairman)
- □ Deutsche Post AG, Bonn
- △ Dr. August Oetker KG-Gruppe, Bielefeld

BERND OSTERLOH (49)
Chairman of the Group and General Works Councils of Volkswagen AG
January 1, 2005*

Appointments:
- □ Auto 5000 GmbH, Wolfsburg
- □ Autostadt GmbH, Wolfsburg
- □ Wolfsburg AG, Wolfsburg
- △ Volkswagen Coaching GmbH, Wolfsburg

DR. JUR. DR.-ING. E.H. HEINRICH V. PIERER (65)
Chairman of the Supervisory Board of Siemens AG
June 27, 1996*

Appointments:
- □ Deutsche Bank AG, Frankfurt am Main
- □ Hochtief AG, Essen
- □ Münchener Rückversicherungs-Gesellschaft AG, Munich
- □ Siemens AG, Munich (Chairman)
- □ ThyssenKrupp AG, Düsseldorf

THE LORD DAVID SIMON OF HIGHBURY, CBE (66)
April 16, 2002*

Appointments:
- △ Senior Advisor, Morgan Stanley International Ltd., London
- △ Director, Suez Group, Paris
- △ Director, Unilever plc., London
- △ Director, Unilever N.V., Rotterdam

JÜRGEN STUMPF (51)
Chairman of the Works Council at the Volkswagen AG Kassel plant
January 1, 2005*

DR. RER. POL. H.C. KLAUS VOLKERT (63)
July 2, 1990–August 15, 2005*

BERND WEHLAUER (51)
Deputy Chairman of the Group and General Works Councils of Volkswagen AG
September 1, 2005*

DR. WENDELIN WIEDEKING (53)
President and CEO of Dr. Ing. h.c. Porsche AG
January 28, 2006*

Appointments (as of February 6, 2006):
- △ Porsche Cars North America Inc., Wilmington
- △ Porsche Cars Great Britain Ltd, Reading
- △ Porsche Italia S.p.A., Padua
- △ Porsche Ibérica S.A., Madrid
- △ Porsche Japan K.K., Tokyo
- △ Porsche Financial Services Inc., Wilmington
- △ Porsche Enterprises Inc., Wilmington
- △ Porsche Business Services, Inc., Wilmington
- △ Novartis AG, Basel

CHRISTIAN WULFF (46)
Prime Minister for the Federal State of Lower Saxony
April 8, 2003*

COMMITTEES OF THE SUPERVISORY BOARD

Members of the Presidium and Mediation Committee in accordance with section 27(3) of the Mitbestimmungsgesetz (German Codetermination Act)
Hon.-Prof. Dr. techn. h.c. Dipl.-Ing. ETH Ferdinand K. Piëch (Chairman)
Bernd Osterloh
Jürgen Peters
Christian Wulff

Members of the Audit Committee
Dr. jur. Klaus Liesen (Chairman)
Bernd Osterloh
Hon.-Prof. Dr. techn. h.c. Dipl.-Ing. ETH Ferdinand K. Piëch
Bernd Wehlauer

□ *Membership of statutory supervisory boards in Germany.*
○ Group appointments to statutory supervisory boards.
△ Comparable appointments in Germany and abroad.

GLOSSARY

SELECTED TERMS AT A GLANCE

ACC (Adaptive Cruise Control)
Enhanced cruise control system incorporating a distance control function that uses radar sensors. ACC identifies potential accident risks and activates the brakes as a precaution.

B2B supplier platform
Online marketplace for cooperation with suppliers.

Car-to-car or car-to-X communication
Wireless transfer of information from vehicle to vehicle or between vehicles and traffic lights, signs or barriers.

Corporate Governance
International term for responsible corporate management and supervision driven by long-term value added.

CSC roof
Foldable hardtop combining the features of a coupé, sun and convertible roof.

ESP (Electronic Stability Program)
System that detects and counteracts skidding movements of a vehicle by reducing wheel locking when braking, preventing the tires from spinning, or distributing braking power between the front and rear axles.

ForMotion plus
Successor program to the ForMotion program launched in 2004 that aims to enhance the performance of the Volkswagen Group.

Hybrid drive
Drive combining two different types of engine and energy storage system (usually an internal combustion engine and an electric motor).

MPV
Multi Purpose Vehicle

Press and Drive
Convenient starting function whereby a transmitter is used to activate and deactivate the central locking system and – once inserted into the dashboard – start the engine.

Scouting
Seeking out trends directly in the marketplace.

SUV
Sports Utility Vehicle

TSI® technology
Technology combining direct petrol injection with a twin supercharger, in which a mechanically-driven supercharger operates until an exhaust-driven turbocharger takes over.

Turntable concept
Manufacturing flexibility enabling the production of different models in variable daily volumes within a single plant, as well as offering the facility to vary daily production volumes of one model between two or more plants

INDEX

KEY PERFORMANCE INDICATORS BY BUSINESS LINE AND MARKET

VOLUME DATA OF THE AUTOMOTIVE DIVISION

thousand vehicles*	Deliveries 2005	Deliveries 2004	Vehicle sales 2005	Vehicle sales 2004	Production 2005	Production 2004
Volkswagen brand group	3,588	3,522	3,557	3,561	3,588	3,509
Audi brand group	1,253	1,223	1,241	1,221	1,230	1,248
Commercial Vehicles	401	334	395	360	402	337
Total	**5,243**	**5,079**	**5,193**	**5,143**	**5,219**	**5,093**

* All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

VOLUME DATA OF THE FINANCIAL SERVICES DIVISION

thousand units/million days	2005	2004	%
Outstanding agreements Financial Services business line	5,938	5,883	+0.9
Customer finance	3,072	2,992	+2.7
Leasing	1,181	1,233	-4.2
Services/insurance	1,685	1,658	+1.6
Rental days Europcar business line	36.3	32.5	+11.7

KEY FINANCIAL FIGURES BY BUSINESS LINE

€ million/%	Sales revenue 2005	Sales revenue 2004	Operating result 2005	Operating result 2004[2]	Return on sales[1] 2005	Return on sales[1] 2004[2]
Volkswagen brand group	49,625	47,338	638	-25	1.3	-0.1
Audi brand group	28,432	26,646	1,409	1,227	5.0	4.6
Commercial Vehicles	7,297	5,994	102	-144	1.4	-2.4
Remaining companies[3]	319	275	61	52		
Financial Services/Europcar	9,595	8,710	933	927	9.7	10.6
Business lines before special items	95,268	88,963	3,143	2,037		
Special items			-351	-395		
Volkswagen Group	**95,268**	**88,963**	**2,792**	**1,642**	**2.9**	**1.8**

[1] Operating profit as a percentage of sales revenue.
[2] Restated.
[3] Primarily AutoVision GmbH, Volkswagen Group Services SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group (including VW Versicherungsvermittlungs-GmbH and Volkswagen Beteiligungs-Gesellschaft mbH in the previous year).

KEY FINANCIAL FIGURES BY MARKET

€ million	Sales revenue 2005	Sales revenue 2004	Operating result 2005	Operating result 2004[1]
Europe/Remaining markets	69,357	64,259	3,903	2,707
North America	13,723	13,308	-843	-902
South America/South Africa	6,926	5,531	171	24
Asia-Pacific[2]	5,262	5,865	-88	208
Markets before special items	95,268	88,963	3,143	2,037
Special items			-351	-395
Volkswagen Group[2]	**95,268**	**88,963**	**2,792**	**1,642**

[1] Restated.
[2] The sales revenue and operating results of the joint venture companies in China are not included in figures for the Group and the Asia-Pacific market. The vehicle-producing Chinese joint venture companies are consolidated using the equity method, and recorded an operating result (proportional) of

CONTACT INFORMATION

PUBLISHED BY

Volkswagen AG
Finanz-Analytik und -Publizität
Brieffach 1848-2
38436 Wolfsburg
Germany
Phone +49 5361 9-0
Fax +49 5361 9-2 82 82

This Annual Report is published in English and German.
Both versions of the Report are available on the Internet at:
www.volkswagen-ir.de

INVESTOR RELATIONS

Volkswagen AG
Investor Relations
Brieffach 1849
38436 Wolfsburg
Germany
Phone +49 5361 9-8 66 22 IR Hotline
Fax +49 5361 9-3 04 11
E-mail investor.relations@volkswagen.de
Internet www.volkswagen-ir.de

Volkswagen AG
Investor Relations
17C Curzon Street
London W1J 5HU
Phone +44 20 7290 7820
Fax +44 20 7629 2405

CONCEPT AND DESIGN

Hilger & Boie GmbH, Wiesbaden

PRINTED BY

Kunst- und Werbedruck GmbH & Co KG, Bad Oeynhausen

ISSN 0944-9817/1058.809.491.20 Printed in Germany

JULY AUGUST SEPTEMBER OCTOBER NOVEMBER DECEMBER

August 26 –
September 3, 2006
▽

INTERNATIONAL CARAVAN SALON, DÜSSELDORF

September 21 – 28, 2006
▽

IAA COMMERCIAL VEHICLES, HANOVER

September 30 –
October 15, 2006
▽

MONDIAL DE L'AUTOMOBILE, PARIS

October 14 – 23, 2006
▽

AUSTRALIAN INTERNATIONAL MOTOR SHOW, SYDNEY

October 21 –
November 6, 2006
▽

TOKYO MOTOR SHOW, TOKYO

December 1 – 10, 2006
▽

LOS ANGELES AUTO SHOW, LOS ANGELES

December 1 – 10, 2006
▽

ESSEN MOTOR SHOW, ESSEN

OVERVIEW OF THE GROUP

Automotive Division

VOLKSWAGEN BRAND GROUP

AUDI BRAND GROUP

COMMERCIAL VEHICLES

Commercial Vehicles

REMAINING COMPANIES

> FINANCING

> SERVICES

BENTLEY

SEAT

Financial Services Division

VOLKSWAGEN FINANCIAL SERVICES AG

> DEALER AND CUSTOMER FINANCING

> LEASING

> INSURANCE

> FLEET BUSINESS

Europcar

> RENTAL BUSINESS

SCHEDULED DATES 2006

April 1 – 9, 2006
▽

AUTO MOBIL INTERNATIONAL, LEIPZIG

April 14 – 23, 2006
▽

INTERNATIONAL AUTO SHOW, NEW YORK

April 28 –
May 7, 2006
▽

SALÃO INTERNACIONAL DO AUTOMÓVEL DE PORTUGAL, LISBON

JANUARY | FEBRUARY | MARCH | APRIL | MAY | JUNE

March 2 – 12, 2006
▽

INTERNATIONAL MOTOR SHOW, GENEVA

May 26 –
June 4, 2006
▽

SALÓN INTERNACIONAL DEL AUTOMÓVIL, MADRID

Financial Calendar 2006

>> **MARCH 7, 2006**
Annual Press Conference/
Publication of the 2005 Annual Report

>> **MARCH 8, 2006**
International Investor Conference

>> **APRIL 28, 2006**
Interim Report January to March

>> **MAY 3, 2006**
Annual General Meeting
(Congress Center Hamburg)

>> **JULY 27, 2006**
Interim Report January to June

>> **OCTOBER 27, 2006**
Interim Report January to September

